10-1

Dee Ellis

JG SUMMIT HOLDINGS, INC.

US SEC EXEMPTION
FILE NO. 82-3572

02055643

ONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 23 2002
DIVISION OF MARKET REGULATION

SUPPL

SEC MAIL RECEIVED PROCESSING
OCT 11 2002
WASH. D.C. 154 SECTION

September 20, 2002

… EXCHANGE COMMISSION
… laza
… Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. SEC Form 17-C dated August 5, 2002 re Request for reconsideration of PSE Board's Resolution of July 30, 2002;
2. SEC Form 17-C dated August 29, 2002 re Subsidiary's acquisition of shares;
3. Monthly Report on Long Term Commercial Papers for the month ended August 31, 2002;
4. SEC Form 17-C dated September 5, 2002 re Reply to PSE letter dated August 13, 2002 requesting for information on changes in beneficial ownership of JGSHI shares;
5. SEC Form 17-C dated September 5, 2002 re Subsidiary's acquisition of shares;
6. SEC Form 17-C dated September 9, 2002 re Report on subsidiary's acquisition of shares;
7. General Information Sheet for the August 14, 2002 Annual Stockholders' Meeting;
8. Definitive Information Statement in reply to SEC letter dated August 21, 2002.

Thank you very much.

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

dlw 11/4

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/9/20/02

FILE

PSE Code HO-180

OSCAR ... GOMEZ
2002 AUG -6 AM 9:59

To : PHILIPPINE STOCK EXCHANGE, INC.
Attention: Disclosure Department
4/F PSE Centre, Exchange Road
Ortigas Center, Pasig City
Fax no. 636-0809

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1	2		3	1		1	7	-	C	

Month Day FORM TYPE

Fiscal Year

Second Thursday of June
Month Day

(Request for Reconsideration of PSE Board's Resolution of July 30, 2002)

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

OSCAR L. GOMEZ
2002 AUG -6 AM 9:59

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 5, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

4

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached reply letter dated August 5, 2002 of Romulo Mabanta Buenaventura Sayoc & De Los Angeles on behalf of JG Summit Holdings, Inc. ("JGSHI") requesting for reconsideration of the denial by Philippine Stock Exchange ("PSE") in its letter dated July 30, 2002 of JGSHI's request for reconsideration dated July 12, 2002 relative to the PSE decision to impose a fine of P30,000.00 on JGSHI on account of the alleged late filing of JGSHI's disclosure on June 19, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

August 5, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/cgd

ROMULO MABANTA BUENAVENTURA
SAYOC & DE LOS ANGELES

ATTORNEYS AT LAW

30TH FLOOR, CITIBANK TOWER
CITIBANK PLAZA
8741 PASEO DE ROXAS
MAKATI CITY, PHILIPPINES

P.O. BOX 2089
MAKATI CENTRAL POST OFFICE
1260 MAKATI CITY
PHILIPPINES

Tel.: (632) 848-0114
E-mail: rmbsa@rmbsa.com
Website: www.rmbsa.net

Fax: (632) 815-3172
(632) 810-3110
(632) 813-0906
(632) 818-0206
(632) 761-4991

August 5, 2002

BOARD OF DIRECTORS
Philippine Stock Exchange
PSE Centre, Tektite
Exchange Road, Pasig City

Attention: **Ms. Vivian Yuchengco**
Chairperson

Mr. Ernest Leung
President

Gentlemen:

On behalf of our client, JG Summit Holdings, Inc. ("JGSHI"), we write in connection with the letter of Mr. Jose G. Cervantes dated July 30, 2002 (the fourth trading day within which to reply being today, 5 August 2002) informing JGSHI of the denial by the Philippine Stock Exchange Listing Committee of its request for reconsideration relative to its decision to impose a fine of P30,000 on JG Summit Holdings, Inc. ("JGSHI"). The fine is being imposed on account of the alleged late filing of JGSHI's disclosure on June 19, 2002. The letter likewise states that the Listing Committee's resolution was affirmed by the Board of Directors in a meeting held on July 24, 2002. For this reason, we respectfully request the Board's reconsideration of its July 30, 2002 resolution (the "Resolution") and address some of the significant points raised therein:

1. **According to the PSE Listing Committee, the PSE's June 19, 2002 letter clearly indicated that a trading halt on the Company's securities would be considered upon failure by the Company to**

make the requested disclosure on the matter in question and that this belies JGSHI's statement that JGSHI was not properly advised in any manner so as to allow it to act accordingly.

The Resolution imposing a penalty on JGSHI is based on PSE Circular for Brokers No. 2164-99, dated August 31, 1998 which states:

"5) Fine for Late Reply to Disclosure Request

In the event that trading of securities of a company is halted pending verification or clarification of undisclosed material information and the Exchange requests for verification or clarification of the same, the Exchange must receive the Company's reply through facsimile not later than 11:00 a.m.

Should the Company fail to reply or should the reply fail to sufficiently clarify the material information requested by 11:00 a.m., it shall be fined the amount of Thirty Thousand Pesos (P30,000.00). Thereafter, the company shall be fined the additional amount of Ten Thousand Pesos (P10,000.00) for every thirty (30) minutes of delay."

Given that the purported violation of the aforementioned PSE rule (i.e. not responding to the request for clarification by 11:00 a.m.) depends on the existence of a trading halt and the requirement to respond by 11:00 a.m. arises only with an actual trading halt, it became incumbent upon the PSE to ensure that JGSHI was officially advised of such a trading halt. The fact is that JGSHI was not properly nor officially informed of a trading halt being actually imposed by the PSE on JGSHI shares on that day. Stated differently, if JGSHI did not know that a trading halt was in fact imposed on its shares, then it should not be cited for not having acted by 11:00 a.m. as the PSE rule had required. The issue here is not whether JGSHI knew about the rule requiring disclosure by 11:00 a.m. but rather whether JGSHI knew about the trading halt, which triggered the so-called violation of the rule.

When JGSHI stated that the basis of the trading halt ordered on the JGSHI shares was not even made clear to JGSHI up to this day, it meant that the reasons for imposing a trading halt have not been explained to JGSHI. JGSHI had never meant to invoke ignorance of the PSE rules, as you had claimed in your letter.

The objective behind Circular No. 2164-99 dated 31 August 1999 issued by the Exchange is to prevent listed companies from misleading the investing public by failing to disclose material information. JGSHI has not violated the objectives of this circular and has always given a fair and true disclosure of its transactions to the public. This is the reason why JGSHI opted to wait, verify and investigate why it was included in a disclosure of a third party outside the PSE jurisdiction.

2. According to the PSE Listing Committee, JGSHI did not state in its reply on June 19, 2002 (unlike its reply on July 12, 2002) that: (a) it "had no knowledge or information of the fact of filing of the Schedule 13 D and its contents," nor (b) "it was still verifying with its foreign counsel regarding the filing of the US Schedule 13D, and that the verification and consultation with FPCL will take a considerable amount of time."

Since your letter of June 19, 2002, merely requested for "confirmation/clarification or any other information your office might have with regard to the aforementioned matter," JGSHI provided you with the information that they had on hand at that time, which was a mere reiteration that it was not a party to the memorandum of agreement with First Pacific. As early as June 5, 2002, the Exchange already knew that it was the Gokongwei Group and not JGSHI which was a party to the transaction.

As such, JGSHI deemed it better to gather more information to address your concerns, instead of merely disclaiming knowledge, which you might otherwise consider as self-serving. This process of gathering more information involved (1) hiring of local and US counsel to investigate the US SEC filing; (2) requesting the parties in the aforesaid MOA to provide JGSHI an explanation of the contents of the Schedule 13D filing and why its name was dragged as a party participant; (3) securing the actual copy of the Schedule 13D filing, which by the way the Exchange did not provide JGSHI in its earlier June 19, 2002 request for clarification. You will kindly note that the Exchange only provided JGSHI a copy of the Schedule 13D only on June 21, 2002, and this was appropriately answered by JGSHI, attaching therewith a June 19, 2002 letter form Mr. Ronald Brown of First Pacific categorically stating that JGSHI was never intended to be a party to the transaction. Thus, our client JGSHI chose to incur considerable cost and time to gather material information rather than take the easy way out by denying knowledge of the Schedule 13D filing.

JGSHI respectfully submits that it is unreasonable for the Exchange to penalize JGSHI for a disclosure made by a third party in a different country the contents of which turned out to be inaccurate and untrue. The implications of upholding the Resolution, we submit, could have very serious legal and commercial implications. The Resolution sends out the message that listed companies in the Philippines are obliged to know each and every disclosure made by other companies throughout the world to make sure that these other companies make an accurate disclosure of their transactions, regardless of the materiality of their transactions to the Philippine listed company.

Moreover, assuming *arguendo* that JGSHI was properly advised of the trading halt, the bases therefore, and the 11:00 a.m. deadline, JGSHI should not have been penalized in light of the Exchange's recognition of the validity of JGSHI's reasons in its July 12, 2002 letter. The Resolution states:

> "Moreover, your June 19, 2002 reply, unlike the July 12, 2002 letter, did not mention that you have to verify with your foreign legal counsel the filing of Schedule 13D and that the verification and consultation with FPCL would take a considerable amount of time. Had these statements been included in your June 19, 2002 reply we would have found them acceptable reasons for your inability to promptly give the appropriate disclosure." (Underscoring supplied)

Based on the above-quoted statements, the Exchange clearly recognized the need for undertaking the verification process and the impracticability, if not the impossibility, of JGSHI meeting the 11:00 a.m. disclosure deadline. We further note that the Exchange in fact recognized JGSHI's reasons in its letter of July 11, 2002 which states:

> "Please note that the Committee decided not to impose the additional fine of Ten Thousand Pesos (P10,000.00) for every thirty minutes of delay taking into consideration the merits of the reasons cited by the Corporation in its letter of June 28, 2002.

3. According to your Committee, JGSHI "could have decided to be a party to the said MOA. Hence, it was important for the Exchange to obtain for the benefit of the investing public the clarification/confirmation as to whether JGS was indeed a party to the MOA with FPCL which was clearly cited in Schedule 13D, without any qualification."

The foregoing statements in the Resolution clearly implies that JGSHI is being penalized on the basis of the Exchange's speculation that JGSHI may have become a party to the MOA after the June 5, 2002 disclosure. Such speculation, however, it is respectfully submitted, was proven to be without basis, as JGSHI in fact did not participate in the transaction. This is evidenced by the fact that, the General Counsel of First Pacific, Mr. Ronald Brown, himself unequivocably declared that JGSHI was not and was never intended to be party to the said MOA (Copy of this letter on file your Office). The declaration came not from JGSHI, which you will appreciate could be deemed as self-serving, but from the actual counter-party to the aforesaid MOA itself, First Pacific.

It is therefore unfair that JGSHI should be penalized for the acts of a third person over which JGSHI had no control, not being a party to the MOA. It therefore strikes JGSHI that the Exchange would make such an unwarranted assumption that JSGHI would not have disclosed its participation in the transaction or that JGSHI would have waited for the PSE to inquire into its participation in the transaction before it would make a disclosure. As we had emphasized repeatedly, JGSHI is committed to fair, accurate and full disclosure and is aware that its involvement in a transaction as material as this would have required a prompt and voluntary disclosure.

In view of the foregoing, we respectfully seek a reconsideration of your decision imposing a penalty on our client, JG Summit Holdings, Inc., for its alleged late filing of its disclosure.

Thank you.

Very truly yours,

ROMULO, MABANTA, BUENAVENTURA SAYOC & DE LOS ANGELES

By:

FRANCES T. YUYUCHENG

cc: Hon. Lilia Bautista
Securities and Exchange Commission
EDSA, Mandaluyong City

FILE

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day

Fiscal Year

(Subsidiary's Acquisition of Shares)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

2002 AUG 29 PM 4 11

2002 AUG 29 PM 4 35

1. **August 29, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 1,967,000 shares of Universal Robina Corporation at P3.80 per share on August 26, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

August 29, 2002
(Date)

/mhd

SEC NUMBER 184044
FILE NUMBER ____________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED AUGUST 31, 2002

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: August **Year: 2002**

Name of Registrant JG SUMMIT HOLDINGS, INC. Address:	Industry Classification: INVESTMENT HOLDING Tel. No.:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	633-76-31
SHORT - TERM Type of Registration:	LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) b. Special ( ) w/ CCL ( ) w/o CCL Name of Selling Agent:	( ) a. Collateral (x) b. Debt to Equity Ratio ( ) c. Financial Ratios ( ) d. Exempt from registration Name of Underwriter:
NOT APPLICABLE Address:	Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE Address:
NOT APPLICABLE Tel. No.	No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati Tel. No.
NOT APPLICABLE SEC Order No.	817-45-26 SEC Order No.
NOT APPLICABLE Date Granted:	LT 000055 Date Granted: February 29, 1996
Expiry Date: Committed Credit Line:	Expiry Date: February 28, 1997
a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC.
ISABELITA C. ERJAS	ELEANOR HILADO / GABRIEL LIM	JAMES L GO Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF IN QUEZON CITY M.M.) S.S.

SUBSCRIBED AND SWORN TO before me this 10 SEP 2002 day of ______, 2002 the above affiant exhibiting to me his/her Community Tax Certificate No 15082309 issued at Pasig City on Jan. 31, 2002.

JOEL G. GORDOLA
Notary Public
Until December 31 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No. 184
Page No. 37
Book No. 119
Series of 02

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

August 31, 2002

TRANCHE I

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	6.020%	P 4,400,000
2. Board of Trustees of PERAA - D	April 10, 2003	6.020%	900,000
3. PCI Capital Corporation	April 10, 2003	6.020%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	6.020%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	6.020%	55,800,000
6. BPI Capital Corporation	April 10, 2003	6.020%	9,000,000
7. International Capital Corporation	April 10, 2003	6.020%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	6.020%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	6.020%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	6.020%	3,000,000
11. China Banking Corporation	April 10, 2003	6.020%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	6.020%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan	April 10, 2003	6.020%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	6.020%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement	April 10, 2003	6.020%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	6.020%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	6.020%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	6.020%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	6.020%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	6.020%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	6.020%	3,000,000
22. AIM Building Fund	April 10, 2003	6.020%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	6.020%	5,400,000
24. Union Bank of the Philippines	April 10, 2003	6.020%	36,000,000
25. Penta Capital Investment Corp.	April 10, 2003	6.020%	4,500,000
26. Land Bank of the Philippines	April 10, 2003	6.020%	34,500,000
27. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	6.020%	6,000,000
28. Deutsche Bank	April 10, 2003	6.020%	4,600,000
29. Metropolitan Bank and Trust Co.	April 10, 2003	6.020%	54,000,000
30. Yolanda M. Uy	April 10, 2003	6.020%	500,000
31. Benjamin S. Pua	April 10, 2003	6.020%	1,000,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

August 31, 2002

TRANCHE II

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	May 8, 2003	6.128%	P 41,300,000
2. Citibank NA (Manila) Trust FAO MIFE	May 8, 2003	6.128%	1,000,000
3. Board of Trustees of PERAA - D	May 8, 2003	6.128%	1,050,000
4. PCI Capital Corporation	May 8, 2003	6.128%	26,250,000
5. Phil. Commercial International Bank	May 8, 2003	6.128%	52,500,000
6. United Coconut Planters Bank	May 8, 2003	6.128%	65,100,000
7. BPI Trust	May 8, 2003	6.128%	10,500,000
8. International Capital Corporation	May 8, 2003	6.128%	9,500,000
9. Citytrust Banking Corporation	May 8, 2003	6.128%	10,500,000
10. Corporate Investment Phils., Inc.	May 8, 2003	6.128%	5,000,000
11. China Banking Corporation	May 8, 2003	6.128%	21,000,000
12. Equitable Banking Corporation	May 8, 2003	6.128%	27,000,000
13. FEB Investments, Inc.	May 8, 2003	6.128%	42,000,000
14. Global Business Bank	May 8, 2003	6.128%	6,000,000
15. AB Capital and Investment Corp.	May 8, 2003	6.128%	15,000,000
16. First Metro Investment Corporation	May 8, 2003	6.128%	42,000,000
17. Land Bank of the Philippines	May 8, 2003	6.128%	44,500,000
18. CCBPI Retirement Plan	May 8, 2003	6.128%	6,300,000
19. Union Bank of the Philippines	May 8, 2003	6.128%	30,000,000
20. Penta Capital Investment Corp.	May 8, 2003	6.128%	5,250,000
21. Metropolitan Bank and Trust Co.	May 8, 2003	6.128%	63,000,000
22. Benjamin S. Pua	May 8, 2003	6.128%	250,000
TOTAL TRANCHE II			P 525,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

August 31, 2002

TRANCHE III

Name of LTCP Holder	SERIES B Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	June 6, 2003	5.819%	P 16,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	5.819%	1,050,000
3. PCI Capital Corporation	June 6, 2003	5.819%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	5.819%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. Non-contributing Retirement Gratuity Fund	June 6, 2003	5.819%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	5.819%	2,000,000
7. Equitable PCIBank Trust as Investment Mgr. of Consolidated Industrial Gases Inc. Employees' Retirement Plan	June 6, 2003	5.819%	5,000,000
8. BPI Trust	June 6, 2003	5.819%	10,500,000
9. United Coconut Planters Bank	June 6, 2003	5.819%	65,100,000
10. Phil. Commercial Capital, Inc.	June 6, 2003	5.819%	5,500,000
11. Citytrust Banking Corporation	June 6, 2003	5.819%	10,500,000
12. China Banking Corporation	June 6, 2003	5.819%	21,000,000
13. Equitable Banking Corporation	June 6, 2003	5.819%	42,000,000
14. FEB Investments, Inc.	June 6, 2003	5.819%	42,000,000
15. Global Business Bank	June 6, 2003	5.819%	9,000,000
16. AB Capital and Investment Corp.	June 6, 2003	5.819%	12,000,000
17. First Metro Investment Corporation	June 6, 2003	5.819%	42,000,000
18. All Asia Capital and Trust Corp.	June 6, 2003	5.819%	1,250,000
19. Land Bank of the Philippines	June 6, 2003	5.819%	41,000,000
20. CCBPI Retirement Plan	June 6, 2003	5.819%	6,300,000
21. Union Bank of the Philippines	June 6, 2003	5.819%	42,000,000
22. Penta Capital Investment Corp.	June 6, 2003	5.819%	5,250,000
23. Metropolitan Bank and Trust Co.	June 6, 2003	5.819%	63,000,000
24. Insular Life Assurance Co., Ltd.	June 6, 2003	5.819%	5,000,000
25. Yolanda M. Uy	June 6, 2003	5.819%	4,250,000
26. Gerardo H or Rosario or Gerardo Ozaeta Jr.	June 6, 2003	5.819%	1,000,000
TOTAL TRANCHE III			P 525,000,000
GRAND TOTAL			P 1,500,000,000

FILE

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

12	31	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

(Reply to PSE Letter dated August 13, 2002 requesting for information on changes in beneficial ownership of JGSHI shares)

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 5, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

II. **Item 9 - Other Events**

Please see attached letter of JG Summit Holdings, Inc. (JGSHI) to the Philippine Stock Exchange (PSE) dated September 3, 2002 with reference to JGSHI's letter to the PSE dated August 16, 2002 in reply to the PSE letter dated August 13, 2002 requesting for a chronology of events and names of people privy to the events connected with the agreement executed between First Pacific Company Limited and the Gokongwei Group and for information on changes in beneficial ownership of JGSHI shares for the period of January 1, 2002 to August 13, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 5, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

OSCAR L. GOMEZ
2002 SEP -4 AM 11:04

PSE Code HO-180

September 3, 2002

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Mr. Manuel L. Lopez
Head, Compliance and Surveillance Group
Fax No. 634-5113; 634-5920

Gentlemen:

This is with reference to our letter to the Philippine Stock Exchange (PSE) dated August 16, 2002 in reply to the PSE letter of August 13, 2002 requesting JG Summit Holdings, Inc. (JGSHI) to furnish the PSE with the chronology of events and identities of people privy to the events in connection with the agreement between First Pacific Company Limited of Hong Kong and the Gokongwei Group and for information on changes in beneficial ownership of JGSHI shares for the period of January 1, 2002 to August 13, 2002.

This is to inform you that per the lists of shareholdings of stockholders of JGSHI as of the end of each month for the period from January 1, 2002 to July 31, 2002 and as of August 13, 2002 provided by JGSHI's transfer agent, Bank of the Philippine Islands, there are no changes in the beneficial ownership of JGSHI shares held by holders of 5% or more and of JGSHI shares held by directors and officers of JGSHI for the period from January 1, 2002 to August 13, 2002.

We trust that the foregoing meets your requirements.

Thank you.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

/mhd/9/3/02

FILE

PHILIPPINE STOCK EXCHANGE, INC. RECEIVED

2002 SEP -5 PM 2:35

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
EMMANUEL C. ROJAS, JR. **Corporate Secretary**	**633-7631 to 40**

Fiscal Year (Month / Day)	FORM TYPE	Annual Meeting (Month / Day)
12 / **31**	**17-C**	**Second Thursday of June**

(Subsidiary's Acquisition of Shares)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.	Amended Articles Number/Section
	N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number ____________ LCU ____________

Document I.D. ____________ Cashier ____________

STAMPS

5 copies were filed to SEC on Sept. 5, 2002. - [illegible]

9

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

2002 SEP -5 PM 2:35

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 5, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 4,646,000 shares of Universal Robina Corporation at P3.80 per share on September 3, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 5, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

SEC FILE

OSCAR L. GOMEZ
2002 SEP -9 AM 10:49

PSE Code HO-180

COVER SHEET

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

(Report on Subsidiary's Acquisition of Shares dated September 9, 2002)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

OSCAR L. GOMEZ
2002 SEP -9 AM 10 20

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

2002 SEP 9 AM 10 24

1. **September 9, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 879,000 shares of Universal Robina Corporation at P3.75 per share on September 4, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 9, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

FILE 2

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40

Fiscal Year (Month)	Fiscal Year (Day)	FORM TYPE	Annual Meeting (Month / Day)
12	31	GIS	Second Thursday of June

General Information Sheet
(for August 14,2002 Annual Stockholders' Meeting)

N/A
Secondary License Type., If Applicable

Dept. Requiring this Doc.:

Amended Articles Number/Section: N/A

Total No. of Stockholders:

Total Amount of Borrowings

Domestic	Foreign
N/A	N/A

To be accomplished by SEC Personnel concerned

File Number:

LCU:

Document I.D.:

Cashier:

STAMPS

Remarks : pls. use black ink for scanning purposes

GIS Form 2001

CENTRAL RECEIVING UNIT
Received by:
2002 SEP 12 AM 9 12

GENERAL INFORMATION SHEET
STOCK CORPORATION

GENERAL INSTRUCTIONS ON THE USE OF THIS GENERAL INFORMATION SHEET (GIS)

1. THIS GIS IS TO BE SUBMITTED WITHIN THIRTY (30) CALENDAR DAYS FOLLOWING THE DATE OF THE ANNUAL MEMBERS' MEETING. DO NOT LEAVE ANY ITEM BLANK. WRITE N.A. IF INFORMATION REQUIRED IS NOT APPLICABLE TO THE CORPORATION.
2. IF NO MEETING WAS HELD, THE CORPORATION SHALL SUBMIT THE GIS TOGETHER WITH AN AFFIDAVIT OF NON-HOLDING OF MEETING WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE SCHEDULED ANNUAL/SPECIAL MEETING (AS PROVIDED IN THE BY-LAWS).
3. THIS GIS SHOULD BE CERTIFIED AND SWORN TO BY THE CORPORATE SECRETARY, OR THE PRESIDENT, OR ANY DULY AUTHORIZED OFFICER OF THE CORPORATION.
4. SUBMIT SIX (6) COPIES TO THE CENTRAL RECEIVING SECTION, GROUND FLOOR, SEC BUILDING, EDSA, MANDALUYONG CITY. THE ORIGINAL AND ALL CONFORMED COPIES UNIFORMLY SHOULD BE ON A4 OR LETTER-SIZED PAPER UNDER A STANDARD COVER PAGE. THE ORIGINAL AND ALL CONFORMED PAGES SHALL UTILIZE ONLY ONE SIDE. COMPANIES SUBMITTING A COPY ON A DISKETTE NEED ONLY TO SUBMIT FOUR (4) PAPER COPIES.
5. ALL FILINGS MUST BE WRITTEN IN THE ENGLISH LANGUAGE.
6. ONLY THE GIS ACCOMPLISHED IN ACCORDANCE WITH THE HEREIN INSTRUCTIONS SHALL BE CONSIDERED AS HAVING BEEN FILED/SUBMITTED.

ACTUAL DATE OF ANNUAL/SPECIAL MEETING: **AUGUST 14, 2002**

=============================== PLEASE PRINT LEGIBLY ===============================

REG. NO. **184044**	DATE OF ANNUAL MEETING PER BY-LAWS: **2nd Thursday of June**		FISCAL YEAR END: **December 31**
CORPORATE NAME **JG SUMMIT HOLDINGS, INC.**			
ADDRESS/PRINCIPAL OFFICE BASED ON LATEST ARTICLES OF INCORPORATION: **Metro Manila, Philippines**			DATE REGISTERED: **November 23, 1990**
PRESENT ADDRESS: **43/F Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila**			AREA CODE
TELEPHONE NO. **633-7631 to 40**	FAX NO. **633-9387**		CORPORATE TIN **000-775-860**
PRIMARY PURPOSE/ACTIVITY PRESENTLY ENGAGED IN **Investments**			INDUSTRY CLASSIFICATION **Holding Company** INDUSTRY CODE
PARENT COMPANY REG. NO. **N. A.**	COMPANY NAME AND ADDRESS **None**		
SUBSIDIARY/AFFILIATE REG. NO.	COMPANY NAME AND ADDRESS **See Annex "A"**		
TOTAL NO. OF EMPLOYEES **12**	TOTAL NO. OF MANAGERS/OFFICERS **7**	TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR **P 1,306,000**	WITH SEC/OTHER GOV'T AGENCY SECONDARY LICENSE? Y/N **N** REG. NO. **N. A.**

Note: SHADED BOXES ARE FOR SEC PERSONNEL. USE ADDITIONAL SHEET IF NECESSARY.

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.

================================ PLEASE PRINT LEGIBLY ================================

FINANCIAL PROFILE **(as of August 14, 2002)**

AUTHORIZED CAPITAL

		TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		Common		**14,850,800,000**	**P1.00**	**P14,850,800,000.00**
TOTAL				**14,850,800,000**		**P14,850,800,000.00**

SUBSCRIBED CAPITAL

FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		Common		**6,806,318,035**	**P1.00**	**P6,806,318,035**
TOTAL				**6,806,318,035**		**P6,806,318,035**
FOREIGN NATIONALITY	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		Common		**88,955,622**	**P1.00**	**P88,955,622**
TOTAL				**88,955,622**		**P88,955,622**
TOTAL SUBSCRIBED	**1,980**			**6,895,273,657[A]**		**P6,895,273,657[A]**

PAID-UP CAPITAL

FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		Common		**6,806,318,035**	**P1.00**	**P6,806,318,035**
TOTAL				**6,806,318,035**		**P6,806,318,035**
FOREIGN NATIONALITY	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		Common		**88,955,622**	**P1.00**	**P 88,955,622**
TOTAL				**88,955,622**		**P 88,955,622**
TOTAL PAID-UP	**1,980**			**6,895,273,657[A]**		**P6,895,273,657**

NOTE: USE ADDITIONAL SHEET/ANNEX (2a) IF NECESSARY. USED 2a [Y/N] **NO**

[A] **Includes 98,082,000 Treasury Shares.**

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.

=============================== PLEASE PRINT LEGIBLY ===============================

DIRECTORS / OFFICERS

NAME AND ADDRESS (RESIDENCE)	INC'R	BOARD	STOCK HLDR	OFFICER	T.I.N. or Passport No. NATIONALITY
1. John Gokongwei, Jr. - Metro Manila	Y	M	Y	Chairman Emeritus	124-294-226 Filipino
2. Johnson Robert L. Go,Sr. - Metro Manila	Y	M	Y	Vice Chairman	124-294-218 Filipino
3. James L. Go - Metro Manila	Y	C	Y	Chairman and Chief Executive Officer	124-294-200 Filipino
4. Lance Y. Gokongwei - Metro Manila	Y	M	Y	President and Chief Operating Officer	116-312-586 Filipino
5. Lily NgoChua - Cebu City	N	M	Y	N. A.	112-272-273 Filipino
6. Patrick Henry C. Go - Metro Manila	N	M	Y	N.A.	139-143-209 Filipino
7. Ignacio Gotao - Metro Manila	N	M	Y	Senior Vice President	124-294-234 Filipino
8. Wilfrido C. Tecson - Metro Manila	N	M	Y	N. A.	115-797-484 Filipino
9. Gabriel C. Singson - Metro Manila	N	M	Y	N. A.	113-289-393 Filipino
10. Ricardo J. Romulo - Metro Manila	N	M	Y	N.A.	130-998-357 Filipino
11. Cornelio T. Peralta - Metro Manila	N	M	Y	N.A.	115-365-627 Filipino
12. Eugenie ML. Villena - Metro Manila	N	N.A.	N	Senior Vice President & Chief Financial Officer - Treasurer	135-241-720 Filipino
13. Constante T. Santos - Metro Manila	N	N.A.	N	Senior Vice President - Comptroller	116-312-918 Filipino
14. Emmanuel C. Rojas, Jr. - Metro Manila	N	N.A.	N	Corporate Secretary	124-294-275 Filipino
15. Rosalinda F. Rivera -Metro Manila	N	N.A	N	Assistant Corporate Secretary	185-543-392 Filipino

INSTRUCTIONS:

FOR **BOARD** COLUMN, PUT "**C**" FOR CHAIRMAN, "**M**" FOR MEMBER.

FOR **INC'R** COLUMN, PUT "**Y**" IF AN INCORPORATOR, "**N**" IF NOT.

FOR **STOCK HLDR** COLUMN, PUT "**Y**" IF A STOCKHOLDER, "**N**" IF NOT.

FOR **OFFICER** COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, "N.A." IF NOT.

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.

=============================== PLEASE PRINT LEGIBLY ===============================

CORPORATE NAME:

JG SUMMIT HOLDINGS, INC.

STOCKHOLDERS **(as of August 14, 2002)**

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED				
	TYPE/CLASS	NUMBER	AMOUNT (PhP)	AMOUNT PAID (PhP)	T.I.N. or Passport No.
(See Annex "B")					
			TOTAL		

INSTRUCTIONS: INDICATE THE TOP 14 STOCKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS.

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.

=============================== PLEASE PRINT LEGIBLY =================================

A. FORMS OF INVESTMENTS OF CORPORATE FUNDS IN ANOTHER CORPORATION:	(as of Dec. 31, 2001) AMOUNT (PhP)	DATE OF BOARD RESOLUTION	DATE OF MEMBERS' RATIFICATION
STOCKS - **Marketable Securities** **Permanent Investments**	**P6,665,350** **P20,420,795,994**		
BONDS/COMMERCIAL PAPER	**None**		
LOANS/CREDITS/ADVANCES	**None**		
GOVERNMENT TREASURY BILLS	**None**		
OTHERS -**Money Market Placements**	**P77,639,900**		
B. INVESTMENT OF CORPORATE FUNDS IN ANY OF ITS SECONDARY PURPOSES		DATE OF BOARD RESOLUTION	DATE OF MEMBERS' RATIFICATION
NATURE OF SECONDARY PURPOSE **N.A.**		**N.A.**	**N.A.**
C. TREASURY SHARES (as of December 31, 2001)		NO. OF SHARES **98,082,000**	ACQUISITION COST **P 721,848,289**
D. UNRESTRICTED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR **After the cost of treasury shares** (as of December 31, 2001)			**P20,102,455,100**

E. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR: **(as of December 31, 2001)**

TYPE OF DIVIDENDS	AMOUNT (PhP)
CASH DIVIDEND-P0.02 PER SHARE	**P123,585,304**
STOCK DIVIDEND- 10%	**617,926,472**
PROPERTY DIVIDEND	**None**
TOTAL	**P741,511,776**

I, **EMMANUEL C. ROJAS, JR., CORPORATE SECRETARY** OF THE ABOVE MENTIONED CORPORATION, DO SOLEMNLY SWEAR AND CERTIFY THAT ALL MATTERS SET FORTH IN THIS GENERAL INFORMATION SHEET COMPOSED OF 9 PAGES ARE TRUE AND CORRECT TO THE BEST OF MY KNOWLEDGE AND THAT THIS CORPORATION HAS COMPLIED WITH ALL THE REPORTORIAL REQUIREMENTS PROVIDED UNDER THE CORPORATION CODE OF THE PHILIPPINES.

DONE THIS 10TH DAY OF SEPTEMBER, 2002 AT METRO MANILA, PHILIPPINES.

(SIGNATURE)

12 SEP 2002

SUBSCRIBED AND SWORN TO BEFORE ME THIS____ DAY OF SEPTEMBER, 2002 AFFIANT EXHIBITING TO ME HIS COMMUNITY TAX CERTIFICATE NO. **17402252** ISSUED ON **FEBRUARY 20, 2002** IN **QUEZON CITY.**

NOTARY PUBLIC
UNTIL DECEMBER 31, Until December 31 2002
PTR#
ISSUED AT No. 28[illegible] ON 1/02/02 Q.C.
IBP#

DOC. NO. 9;
PAGE NO. 11;
BOOK NO. 120;
SERIES OF 2002.

NOTE: This General Information Sheet (GIS) may be used as prima facie evidence against the corporation for any violation of the Securities Regulation Code, the Corporation Code of the Philippines and other special laws, as well as the rules and regulations of the Securities and Exchange Commission.

Annex "A"

JG SUMMIT HOLDINGS, INC.
LIST OF SUBSIDIARIES / AFFILIATES

	SEC Reg. No.	Company Name	Company Address
1.	163750	Adia Development and Management Corporation	Metro Manila
2.	165084	Brittania Industrial Corporation	Metro Manila
3.	07092	Cambridge Electronics Corporation	Metro Manila
4.		Cebu Air, Inc.	Metro Manila
5.		Cebu Light Industrial Park, Inc.	Cebu
6.	02158	Cebu Pacific Manufacturing Corporation	Metro Manila
7.	15717	CFC Corporation	Metro Manila
8.	95897	CFC Clubhouse, Inc.	Metro Manila
9.		CFC Clubhouse Property, Inc.	Metro Manila
10.	145111	Digital Telecommunications Phils, Inc.	Metro Manila
11.		Digitel Information Technology Services, Inc.	Metro Manila
12.	006581	Express Holdings, Inc.	Metro Manila
13.		First Private Power Corporation	Metro Manila
14.		Hongkong China Foods Co. Ltd.	Hong Kong
15.	116284	Hunt-Universal Robina Corporation	Metro Manila
16.	AS094-003578	JG Cement Corporation	Metro Manila
17.	A200000791	JG Summit Capital Markets Corporation	Metro Manila
18.	141328	JG Summit Capital Services Corporation	Metro Manila
19.	N.A.	JG Summit (Cayman), Ltd.	Cayman Islands
20.	AS094-001800	JG Summit Petrochemical Corporation	Metro Manila
21.	N.A.	JG Summit Philippines, Ltd.	Cayman Islands
22.		Joyco-Universal Robina Corporation	Metro Manila
23.	8503	Litton Mills, Inc.	Metro Manila
24.	50428	Manila Midtown Hotels & Land Corporation	Metro Manila
25.	80627	Mark Electronics Corporation	Metro Manila
26.		Multinational Finance Group, Ltd.	Cayman Islands
27.	AS094-00009006	Nissin-Universal Robina Corporation	Metro Manila
28.		Oriental Petroleum and Minerals Corporation	Metro Manila
29.		Panyu Peggy Foods Co. Ltd.	China
30.	AS091-196526	Premiere Printing Company, Inc.	Metro Manila
31.		Presto Trading Co. Ltd.	Thailand
32.		Ricellent Sdn. Bhd.	Malaysia
33.	AS094-008939	Robinson's Homes, Inc.	Metro Manila
34.	156497	Robinson's Inn, Inc.	Metro Manila
35.		Robinson's Land (Cayman), Ltd.	Cayman Islands
36.	93269-A	Robinsons Land Corporation	Metro Manila
37.		Robinsons Realty and Management Corporation	Metro Manila
38.		Robinsons Savings Bank Corporation	Metro Manila
39.	158114	Savannah Industrial Corporation	Metro Manila
40.	35198	Southern Negros Development Corporation	Negros Occidental
41.		Shanghai Peggy Foods Co. Ltd.	China
42.		Sterling Holdings and Securities Corporation	Metro Manila
43.	A200006390	Summit Forex Brokers Corporation	Metro Manila
44.		Telegraph Developments, Ltd.	Cayman Islands
45.	167988	Terai Industrial Corporation	Metro Manila
46.		Tianjin Pacific Foods Manufacturing Co. Ltd.	China
47.	AS094-00009835	Trion Homes Development Corporation	Metro Manila
48.	94482	Unicon Insurance Brokers Corporation	Metro Manila
49.		United Industrial Corporation	Singapore
50.	011556	Universal Consolidated Corporation	Metro Manila
51.	N.A.	Universal Robina (Cayman), Ltd.	Cayman Islands
52.	9170	Universal Robina Corporation	Metro Manila
53.	146242	Universal Robina Sugar Milling Corporation	Metro Manila
54.		URC Asean Brands Co., Ltd.	British Virgin Islands
55.		URC Hongkong Co. Ltd.	Hong Kong
56.		URC International Co. Ltd.	British Virgin Islands
57.		URC Foods (Singapore) Pte. Ltd.	Singapore
58.		URC Snack Foods (Malaysia) Sdn. Bhd.	Malaysia
59.		URC (Thailand) Co. Ltd.	Thailand
60.	161356	Westpoint Industrial Mills Corporation	Metro Manila
61.		Xiamen-Tongan Pacific Foods Co. Ltd.	China
62.		CP Air Holdings, Inc.	Metro Manila
63.		Digitel Mobile Philippines, Inc.	Metro Manila
64.		Digitel Capital Philippines, Ltd.	Cayman Islands
65.		JG Summit Limited	British Virgin Islands

/mdgt5/14/02

Annex "B" #2

USER ID : TESS
RUN DATE : 08/23/2002
RUN TIME : 16:53:21

STOCK TRANSFER SYSTEM
JG SUMMIT HOLDINGS, INC.

TOP 20 STOCKHOLDERS
as of 14 August 2002

RANK	STOCKHOLDER NUMBER	STOCKHOLDER NAME	CIT	CERT. CLASS	OUTSTANDING SHARES	PERCENTAGE	TOTAL
1	07-015083	JOHN GOKONGWEI JR. 29/F GALLERIA CORPORATE CENTER EDSA COR. ORTIGAS AVENUE QUEZON CITY	FIL	U	2,204,141,208	32.43 %	2,204,141,208
2	07-015975	GOKONGWEI BROTHERS FOUNDATION INC. 29/F GALLERIA CORPORATE CENTER EDSA COR. ORTIGAS AVE., Q.C.	FIL	U	1,129,135,267	16.61 %	1,129,135,267
3	06-016396	FEBTC A/C # 116-00123 7/F FAR EAST BANK CENTRE SEN GIL PUYAT AVE. MAKATI CITY	FIL	U	1,033,319,225	15.20 %	1,033,319,225
4	16-018836	PCD NOMINEE CORPORATION (FILIPINO) GF MKSE BUILDING 6767 AYALA AVENUE MAKATI CITY	FIL	U	802,740,881	11.81 %	802,740,881
5	07-015085	JOHNSON ROBERT L. GO 29/F GALLERIA CORPORATE CENTER EDSA COR. ORTIGAS AVENUE QUEZON CITY	FIL	U	239,669,172	3.53 %	239,669,172
6	05-003519	EXPRESS HOLDINGS, INC. 43/F ROBINSONS EQUITABLE TOWER ADB AVE COR POVEDA ROAD PASIG CITY	FIL	U	233,400,515	3.43 %	233,400,515
7	07-015086	JAMES L. GO 29/F GALLERIA CORPORATE CENTER EDSA COR. ORTIGAS AVENUE QUEZON CITY	FIL	U	194,843,656	2.87 %	194,843,656
8	07-015539	JOHN GOKONGWEI &/OR LANCE GOKONGWEI C/O JG SUMMIT HOLDINGS, INC. GALLERIA, QUEZON CITY	FIL	U	141,030,450	2.07 %	141,030,450

TOP 20 STOCKHOLDERS
as of 14 August 2002

RANK	STOCKHOLDER NUMBER	STOCKHOLDER NAME	CIT	CERT. CLASS	OUTSTANDING SHARES	PERCENTAGE	TOTAL
9	07-015087	GOSOTTO & CO., INC. C/O GOSOTTO CORN MILLS MABOLO, CEBU CITY	FIL	U	115,644,494	1.70 %	115,644,494
10	16-011629	PCD NOMINEE CORPORATION (NON-FILIPINO) G/F MKSE BUILDING 6767 AYALA AVENUE MAKATI CITY	NOF	U	87,257,392	1.28 %	87,257,392
11	14-003894	LILY NGOCHUA 2ND EAST ST., BEVERLY HILLS CEBU CITY	FIL	U	74,342,275	1.09 %	74,342,275
12	21-005956	UNIVERSAL ROBINA CORPORATION C/O LANCE GOKONGWEI 110 E. RODRIGUEZ AVE. LIBIS, QUEZON CITY	FIL	U	57,663,430	0.85 %	57,663,430
13	14-003897	NICRIS DEVELOPMENT CORPORATION C/O GOSOTTO CORN MILLS MABOLO, CEBU CITY	FIL	U	38,073,252	0.56 %	38,073,252
14	14-003895	CATALINO S. NGOCHUA 2ND EAST ST., BEVERLY HILLS CEBU CITY	FIL	U	36,907,869	0.54 %	36,907,869
15	19-026801	EMMA G. SEE C/O RM. 205 CCH BLDG. ALFARO ST., SALCEDO VILLAGE MAKATI CITY	FIL	U	31,552,125	0.46 %	31,552,125
16	07-015095	IGNACIO GOTAO JG SUMMIT HOLDINGS, INC 42ND FLR. ROBINSONS EQUITABLE TOWER ADB AVE., COR POVEDA RD. ORTIGAS CENTER, PASIG CITY	FIL	U	29,882,114	0.44 %	29,882,114

TOP 20 STOCKHOLDERS
as of 14 August 2002

RANK	STOCKHOLDER NUMBER	STOCKHOLDER NAME	CIT	CERT. CLASS	OUTSTANDING SHARES	PERCENTAGE	TOTAL
17	16-016249	PACRED SERVICE & INVESTMENT CORPORATION C/O DR. PACIFICO YAP METROPOLITAN GEN. HOSPITAL G. MASANGKAY ST., MANILA	FIL	U	18,733,226	0.28 %	18,733,226
18	01-029555	MANUEL AHYONG SR. C/O GOSOTTO CORN MILLS MABOLO, CEBU CITY	FIL	U	16,721,162	0.25 %	16,721,162
19	07-011757	EDWARD L. GO 71 GORORDO AVENUE LAHUG, CEBU CITY	FIL	U	16,500,000	0.24 %	16,500,000
20	07-016009	LILLIAN FONG LAI BIK GOTAO 27 PINA ST., VALLE VERDE I PASIG CITY	FIL	U	14,850,000	0.22 %	14,850,000

GRAND TOTAL U 6,516,407,723

*** END OF REPORT ***

Others	378,865,934
Total Subscribed and Paid	6,895,273,657
Less: Treasury Shares	98,082,000
Outstanding shares	6,797,191,657

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

2002 SEP 12 AM 9 12

CORPORATE SECRETARY'S CERTIFICATE

KNOW ALL MEN BY THESE PRESENTS:

That I, EMMANUEL C. ROJAS, JR., of legal age, Filipino, married, and with office address at 40/F Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila, after having been duly sworn to in accordance with law, hereby certify:

That I am the duly appointed, incumbent Corporate Secretary of **JG SUMMIT HOLDINGS, INC.**, a corporation duly organized and existing under the laws of the Philippines, with office address at 43/F Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila;

That the diskette attached herewith labeled "JG Summit Holdings, Inc. General Information Sheet (GIS) for 2002" contains the exact data stated in the hard copies of the General Information Sheet for 2002 of JG Summit Holdings, Inc. except for Annex "B" (Top 20 stockholders).

Issued this 10th day of September, 2002 at Metro Manila, Philippines.

EMMANUEL C. ROJAS, JR.
Corporate Secretary

12 SEP 2002

SUBSCRIBED AND SWORN to before me this ______ day of ______________, 2002 at IN QUEZON CITY, affiant exhibited to me his Community Tax Certificate No. 17402252 issued at Quezon City on February 20, 2002.

Doc. No.: 91;
Page No.: 11;
Book No.: 1
Series of 2002.

Notary Public
Until December 31, 2002
NOTARY PUBLIC
PTR No. 2840057, 1/02/02, Q.C.

/mdgt

NS SEC FILE

OSCAR L. GOMEZ
PSE Code HO-180

COVER SHEET

02 SEP 17 PM 3:32

						1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

1 2	3 1	17-IS	Second Thursday of June
Month / Day		FORM TYPE	Month / Day
Fiscal Year		**(Definitive Information Statement in reply to SEC letter dated August 21, 2002)**	Annual Meeting

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks: pls. use black ink for scanning purposes

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

'02 SEP 16 PM 5 02

16 September 2002

SECURITIES AND EXCHANGE COMMISSION
6th Floor, SEC Building, EDSA
Greenhills, Mandaluyong City

Attention : Atty. Justina F. Callangan
Director
Corporate Finance Department

Dear Atty. Callangan:

This is in reply to your letter dated 21 August 2002 which we received only last 12 September 2002 concerning our filing of SEC Form 17-IS.

As you have pointed out in the above-mentioned letter, we filed the preliminary information statement with the SEC on 24 May 2002. The SEC, in its letter dated 31 May 2002, provided us with their comments to the said preliminary information statement. In the belief that the SEC letter dated 31 May 2002 contained all the comments of the SEC, we filed the definitive information statement with the SEC on 18 July 2002 after incorporating the comments required by the SEC. We wish to emphasize that the filing of the definitive information statement is in compliance with the directive set forth in the last paragraph of the SEC letter dated 31 May 2002 which reads:

> "Please amend your preliminary information statement taking into account the above-mentioned comments. Upon compliance therewith, copies of the definitive information statement including Annual Report to Security Holders must be filed with this Commission not later than the date such materials are first sent or given to security holders." (Underscoring supplied)

Furthermore, we note that under SRC Rule 17.1 (b) the registrant is required to contact the Commission to determine whether there are any comments to the preliminary material. We have in fact complied with this requirement when Ms. Mylene del Rosario, a member of our staff, personally appeared at the SEC to confer with Ms. Glecy Antonio last 5 June 2002 in order to discuss the comments of the SEC to the preliminary information statement. No similar obligation is imposed upon the registrant to inquire about any comments to the definitive information statement. Thus, we should not be penalized for allegedly failing to verify with the SEC whether or not it has any comments to the definitive information statement because the SRC imposes no such requirement.

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

Anent your statement that the audited financial statements contained in the annual reports of PLDT and San Miguel Corporation indicate the name of the partner, license and PTR number and CPA number, we have attached hereto as Annexes "A" and "B" the pertinent pages of the said annual reports which do not show afore-mentioned information.

As we have previously mentioned in our letter to you dated 2 August 2002, we have already provided to you the information which you have required us to submit in your letter dated 19 July 2002, namely: a) the required information on the nominees for directors which is in page 81 of the annual report and b) name of the certifying partner, license and PTR number which is in the SEC Annual Report Form 17-A. With respect to the additional information required in your letter dated 19 July 2002, please note that item no. 2 "Other Proposed Action" is already contained in page 8 of the definitive information statement (SEC Form 17-IS) which we filed with the SEC last 18 July 2002.

In order to comply with the directive stated in your letter dated 21 August 2002, we are filing together with this letter the "duly accomplished Information Statement on SEC Form 17-IS" which contains the following additional information: a) on market information - the high and low sales prices for the first quarter ending March 31, 2002 (refer to page 85 of the annual report); b) name of the certifying partner, the partner's license and PTR number (refer to the annual report attached to SEC Form 17-IS) and c) the amended quarterly report Form 17-Q.

We trust that the SEC will find merit in the foregoing and consider us in compliance with SRC Rule 17-1 (b).

Very truly yours,

ROSALINDA F. RIVERA
Assistant Corporate Secretary

Annex "A"

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Philippine Long Distance Telephone Company

We have audited the accompanying consolidated and non-consolidated balance sheets of Philippine Long Distance Telephone Company as of December 31, 2001 and 2000, and the related consolidated and non-consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and Subsidiaries and of Philippine Long Distance Telephone Company as of December 31, 2001, and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with generally accepted accounting principles in the Philippines.

As discussed in Notes 2 and 7 to the financial statements, Pilipino Telephone Corporation ("Piltel") (which the Company ceased to treat as a consolidated subsidiary effective June 27, 2001) has incurred significant losses since 1997 which affected its ability to service its maturing obligations on a timely basis. Piltel has suspended all principal repayments since the start of 1999 but has made all interest payments current during that time up to the completion of the debt restructuring on June 4, 2001. Piltel has experienced significant financial difficulties arising from several factors affecting its business and in 1999, it imposed as moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of its indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. The final terms of the restructuring, including the relevant details of the Company's participation in and support for Piltel's debt restructuring are discussed in Note 7. Piltel's continued operations as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the financing agreements, to obtain additional financial or refinancing, as may be necessary, and ultimately, to attain profitability from its pursuit of alternative business strategies. The Company's investment in Piltel is carried in the consolidated balance sheet as of December 31,2001 assuming that Piltel will continue as a going concern. Such carrying amount does not include any adjustments relating to the recoverability of the Company's investment that might be necessary should Piltel be unable to continue as a going concern.

Joaquin Cunanan & Co.

Makati City, Philippines
February 25, 2002

Statement of Management's Responsibility for Financial Statements

SAN MIGUEL CORPORATION

The management of SAN MIGUEL CORPORATION is responsible for all information and representations contained in the consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001. The financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the Company.

SyCip, Gorres, Velayo & Co., the independent auditors appointed by the stockholders, have audited the consolidated financial statements of the Company in accordance with auditing standards generally accepted in the Philippines and have expressed their opinion on the fairness of presentation upon completion of such audit, in their report to the stockholders.

EDUARDO M. COJUANGCO, JR.
Chairman
& Chief Executive Officer

FERDINAND K. CONSTANTINO
Senior Vice President
& Chief Finance Officer/Treasurer

Report of Independent Public Accountants

SGV & Co

SyCip Gorres Velayo & Co

6760 Ayala Avenue
1226 Makati City
Philippines

Tel 632 891 0307
Fax 632 819 0872

www.sgv.com.ph

The Board of Directors and Stockholders
San Miguel Corporation

We have audited the accompanying consolidated balance sheets of San Miguel Corporation and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Miguel Corporation and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the Philippines.

SyCip, Gorres, Velayo & Co.

Makati City
February 15, 2002 (except with respect to the matters discussed in Note 25b, as to which the date is March 6, 2002)

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
AUGUST 14, 2002

Notice is hereby given that the **Annual Meeting of the Stockholders** of **JG SUMMIT HOLDINGS, INC.** will be held on **August 14, 2002, Wednesday,** at 4:00 p.m. at the Amorsolo Ballroom of the Manila Galleria Suites, One Asian Development Bank Avenue, Ortigas Center, Pasig City, Metro Manila.

The Agenda for the meeting is as follows:

1. Proof of notice of the meeting and existence of a quorum;
2. Reading and approval of the minutes of the Annual Stockholders' Meeting held on July 25, 2001;
3. Annual Report and approval of Financial Statements of the preceding financial year ending December 31, 2001;
4. Election of Board of Directors;
5. Election of External Auditors;
6. Ratification of all acts of the Board of Directors and Management since the last annual stockholders' meeting of July 25, 2001;
7. Consideration of such other matters as may properly come during the meeting;
8. Adjournment.

For your convenience in registering your attendance, please have available some form of identification such as Voter's I.D. or Driver's License.

Registration starts at 3:00 p.m. Only stockholders of record as of **July 12, 2002** shall be entitled to vote.

By Authority of the Chairman:

EMMANUEL C. ROJAS, JR.
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

OSCAR L. GOMEZ
2002 SEP 17 PM 3:32

SEC FORM 17-IS
Information Statement Pursuant to Section 17.1 (b)
of The Securities Regulation Code

1. Check the appropriate box:

    Preliminary Information Statement

    ☑ Definitive Information Statement

2.	Name of Registrant as specified in its charter	:	**JG SUMMIT HOLDINGS, INC.**
3.	Province, country or other jurisdiction of incorporation or organization	:	**Metro Manila, Philippines**
4.	SEC Identification Number	:	**SEC Registration No. 184044**
5.	BIR Tax Identification Code:	:	**TIN No. 000-775-860**
6.	Address of principal office	:	**43/F Robinsons-Equitable Tower** **ADB Ave. cor. Poveda St.** **Ortigas Center, Pasig City** **Metro Manila 1600**
7.	Registrant's telephone number, including area code	:	**(632) 633-7631 to 40**
8.	Date, time and place of the meeting of security holders	:	**August 14, 2002** **4:00 P.M.** **Amorsolo Grand Ballroom,** **Manila Galleria Suites,** **Asian Development Bank Ave.,** **Ortigas Center, Pasig City**
9.	Approximate date on which the Information Statement is first to be sent or given to security holders	:	**July 24, 2002**

10. Securities registered pursuant to Sections 8 and 12 of the Code or Sections 4 and 8 of the RSA (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class		Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding as of May 31, 2002
1.	**Common Stock**	**6,797,191,657**
2.	**Long Term Commercial Papers**	**P1,500,000,000**

11. Are any or all of registrant's securities listed on a stock exchange?

Yes ✓ No _______

The common shares of the Company are listed on the Philippine Stock Exchange. The Global Depositary Shares, each representing 100 common shares, are listed on the Luxembourg Stock Exchange.

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

Date, Time and Place of Meeting of Security Holders

Date, time and place of meeting	:	**August 14, 2002** **4:00 P.M.** **Amorsolo Grand Ballroom, Manila Galleria Suites, Asian Development Bank Ave., Ortigas Center, Pasig City**
Complete mailing address of principal office	:	**43/F Robinsons-Equitable Tower** **ADB Ave. cor. Poveda St.** **Ortigas Center, Pasig City** **Metro Manila**

Dissenters' Right of Appraisal

Any stockholder of the Company may exercise his appraisal right against the proposed actions which qualify as instances giving rise to the exercise of such right pursuant to and subject to the compliance with the requirements and procedure set forth under Title X of the Corporation Code of the Philippines.

Voting Securities and Principal Holders Thereof

Class of Voting Shares

	No. of Shares Outstanding	No. of Votes to which entitled
Common	6,797,191,657	6,797,191,657

Record Date

The record date of the stockholders entitled to vote is July 12, 2002.

Election of Directors

All stockholders are entitled to cumulative voting rights with respect to the election of directors. At each election for directors, every stockholder shall have the right to vote in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes as the same principle among as many number of candidates.

Security Ownership of Certain Record and Beneficial Owners

Title of Class	Names and Addresses of owners owning more than 5% of the Company's voting securities as of May 31, 2002	Amount and nature (indicate record and/or beneficial ownership) "r"or"b"		% to Total Outstanding
Common	John Gokongwei, Jr. 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City	2,345,171,657[4]	r	34.50%
Common	Gokongwei Brothers Foundation, Inc.[1] 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City	1,129,135,267	r	16.61%
Common	FEBTC A/C #116-00123[2] 9/F Far East Bank Center Sen. Gil Puyat Ave., Makati City	1,033,319,225	r	15.20%
Common	PCD Nominee Corporation (Filipino)[3] GF MKSE Building 6767 Ayala Avenue, Makati City	745,040,846	r	10.96%

1 Gokongwei Brothers Foundation, Inc. (the "Foundation") is a non-stock, non-profit corporation organized by the irrevocable donation by the incorporators, who are also Trustees of the Foundation, of JG Summit Holdings, Inc. shares. Under the Articles of Incorporation and By-Laws of the Foundation, except for salaries of employees and honoraria of consultants and similar expenses for actual services rendered to the Foundation or its projects, no part of the corpus or its income and increments shall benefit or be used for the private gain of any member, trustee, officer or any juridical or natural person whatsoever. The Chairman of the Board of Trustees shall exercise exclusive power and authority to represent and vote for any shares of stock owned by the Foundation in other corporate entities. The incumbent Chairman of the Board of Trustees of the Foundation is Mr. John Gokongwei, Jr.

2 Far East Bank & Trust Co., now Bank of the Philippine Islands, is the trustee of this trust account. The securities are voted by the trustee's designated officers who are not known to the Company.

3 PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Central Depository, Inc. ("PCD"), is the registered owner of the shares in the books of the Company's transfer agent in the Philippines. The beneficial owners of such shares are PCD Participants, who hold the shares on their behalf, and their clients. PCD is a private company organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transactions in the Philippines. Out of this account, ING Barings Securities (Phils.), Inc. holds for various trust accounts 619,545,247 shares representing 9.11% of the Company's outstanding capital stock as of March 27, 2002. The securities are voted by the trustee's designated officers who are not known to the Company.

4 Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 2,204,141,207 and 141,030,450 shares, respectively.

Security Ownership of Management as of May 31, 2002

Title of Class	Names of beneficial owner	Position	Amount & nature of beneficial ownership	% to Total Outstanding
A. Named Executive Officers[1]				
Common	1. John Gokongwei, Jr.[3]	Chairman Emeritus	2,345,171,657[2]	34.50%
Common	2. James L. Go[4]	Director, Chairman and CEO	194,843,656	2.87%
Common	3. Johnson Robert L. Go, Sr.	Director, Vice Chairman	239,669,172	3.53%
Common	4. Lance Y. Gokongwei[5]	Director, President and COO	2,157,069	0.03%
Common	5. Patrick Henry C. Go	Director	93,500	0.00%
			2,781,935,054	40.93%
B. All directors and executive officers as a group unnamed			2,887,788,434	42.49%

1. Chief Executive Officer and four (4) most highly compensated executive officers as of December 31, 2001.
2. Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 2,204,141,207 and 141,030,450 shares, respectively.
3. Retired as Chairman of the Board and Chief Executive Officer effective December 31, 2001 and was elected Chairman Emeritus effective January 1, 2002.
4. Resigned as President and Chief Operating Officer effective December 31, 2001 and was elected Chairman and Chief Executive Officer effective January 1, 2002.
5. Resigned as Executive Vice President effective December 31, 2001 and was elected President and Chief Operating Officer effective January 1, 2002.

Voting Trust Holders of 5% Or More

There are no persons holding more than 5% of a class under a voting trust or similar agreement.

Changes in Control

There has been no change in the control of the Company since the beginning of its last fiscal year.

Directors and Executive Officers

Information required hereunder are incorporated by reference to the section entitled "Registrant's Directors and Executive Officers" on pages 81 to 84 of the Company's Annual Report.

Family Relationships

Mr. Johnson Robert L. Go, Sr. and Mr. James L. Go are brothers of Mr. John Gokongwei, Jr., the Chairman, while Ms. Lily Ngochua and Mr. Lance Y. Gokongwei are his sister and his son, respectively. Mr. Patrick Henry C. Go is the nephew of Mr. John Gokongwei, Jr.

Involvement in Certain Legal Proceedings of directors and executive officers

None of the Members of the Board of Directors and executive officers of the Company are involved in any criminal, bankruptcy or insolvency investigations or proceedings currently and/or for the past five (5) years.

Certain Relationships and Related Transactions

The Parent Company and its subsidiaries and affiliates, in their regular conduct of business, have engaged in transactions with each other and with affiliated companies. The more significant transactions include sales, purchases, regular banking transactions, borrowings, leases of properties and cash advances made and obtained. (See Note 23 of Audited Financial Statements as at December 31, 2001)

Compensation of Directors and Executive Officers

Name	Position	Projected FY 2002	Actual FY 2001	Actual FY 2000
A. CEO & four most highly compensated executive officers:		50,428,112	46,264,323	42,250,523
1. John Gokongwei, Jr.[1]	Chairman Emeritus			
2. James L. Go[2]	Director, Chairman and CEO			
3. Johnson Robert L. Go, Sr.	Director, Vice Chairman			
4. Lance Y. Gokongwei[3]	Director, President and COO			
5. Patrick Henry C. Go	Director			
B. All officers and directors as a group unnamed		56,385,934	51,730,215	47,242,205

1. Retired as Chairman of the Board and Chief Executive Officer effective December 31, 2001 and was elected Chairman Emeritus effective January 1, 2002.
2. Resigned as President and Chief Operating Officer effective December 31, 2001 and was elected Chairman and Chief Executive Officer effective January 1, 2002.
3. Resigned as Executive Vice President effective December 31, 2001 and was elected President and Chief Operating Officer effective January 1, 2002.

Appointment of Independent Public Accountants

The Company's independent public accountant is the accounting firm of Sycip, Gorres, Velayo & Co. The same accounting firm is tabled for reappointment for the current year at the annual meeting of stockholders. The representatives of the principal accountant have always been present at prior years' meetings and may make a statement and respond to appropriate questions with respect to matters for which their services were engaged.

Action with Respect to Reports

The following are included in the Agenda of the annual stockholders' meeting for the approval of the stockholders:

1. **Reading and approval of the minutes of the Annual Stockholders' Meeting held on July 25, 2001.**

   The following is a summary of the material matters taken up in last year's annual stockholders' meeting held on July 25, 2001:

   a. **The stockholders approved the recommendation of the Board to declare a 10% stock dividend to stockholders of record as of August 24, 2001 for distribution on September 21, 2001.**

   b. **The eleven (11) incumbent members of the Board of Directors of the Company were re-elected.**

   c. **SGV & Co. was re-elected as external auditors of the Company.**

2. **Annual Report and approval of Financial Statements of the preceding financial year ending December 31, 2001.**

3. **Ratification of all acts of the Board of Directors and Management since the last annual stockholders' meeting of July 25, 2001.**

Brief description of material matters approved by the Board of Directors and Management since the last annual stockholders' meeting of July 25, 2001 for ratification by the stockholders:

Date of Board Approval	Description
August 30, 2001	Guarantee of the obligations of JG Summit Philippines Ltd. under the Term Loan and Floating Rate Note Facility due 2006.
November 12, 2001	Election of Mr. John Gokongwei, Jr., Mr. James L. Go and Mr. Lance Y. Gokongwei as Chairman Emeritus, Chairman and Chief Executive Officer and President and Chief Operating Officer, respectively, effective January 1, 2002.
January 8, 2002	Guarantee of the obligations of JG Summit Limited under the US$100 Million Fixed Rate Notes Due 2006.
April 2, 2002	Approving the recommendation of management to appropriate a total amount of P8,827,315,950 out of the Retained Earnings of the Corporation as of December 31, 2001 to provide for probable contingencies.
April 15, 2002	Issuing a Letter of Comfort in connection with the Sale and Purchase Agreement entered into by the Corporation with Mirant Toledo Holdings Corporation for the sale of the 20% interest of Express Holdings, Inc. in Toledo Power Company.

Voting Procedures

The vote required for approval or election.

Pursuant to Article II, Section 6 of the By-Laws of the Corporation, a majority of the subscribed capital, present in person or by proxy, shall be sufficient in a stockholders' meeting to constitute a quorum for the election of directors and for the transaction of any business whatsoever. The vote of stockholders representing a majority of a quorum shall be required to approve any action submitted to the stockholders for approval, except in those cases where the Corporation Code requires the affirmative vote of a greater proportion.

The method by which votes will be counted.

In accordance with Article II, Section 7 of the By-Laws, every stockholder shall be entitled to vote, in person or by proxy, for each share of stock held by him which has voting power upon the matter in question. The votes for the election of directors, and except upon demand by any

stockholder, the votes upon any question before the meeting, except with respect to procedural questions determined by the Chairman, shall be by viva voce or show of hands.

Article II, Section 8 of the By-Laws also provides that the directors of the Corporation shall be elected by plurality vote at the annual meeting of the stockholders for the year at which a quorum is present. At each election for directors, every stockholder shall have the right to vote in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes as the same principle among as many number of candidates.

Interest of Certain Persons in or Opposition to Matters to be Acted Upon

None of the following persons have any substantial interest, direct or indirect, in any matter to be acted upon other than elections to office:

1. **director or officer of the registrant at any time since the beginning of the last fiscal year;**
2. **nominee for election as a director of the registrant;**
3. **associate of any of the foregoing persons.**

JG SUMMIT HOLDINGS, INC., AS REGISTRANT, WILL PROVIDE WITHOUT CHARGE, UPON WRITTEN REQUEST, A COPY OF THE REGISTRANT'S ANNUAL REPORT ON SEC FORM 17-A. SUCH WRITTEN REQUEST SHOULD BE DIRECTED TO THE OFFICE OF THE CORPORATE SECRETARY, 40/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST., ORTIGAS CENTER, PASIG CITY, METRO MANILA, PHILIPPINES.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

JAMES L. GO
Chairman and Chief Executive Officer



JG SUMMIT HOLDINGS, INC.
2001 ANNUAL REPORT

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

	2001	2000	1999	2001 vs. 2000 Increase (Decrease) Amount	%
FOR THE YEAR					
Revenues	₱ 44,185	₱ 34,440	₱ 30,174	₱ 9,745	28.3%
Net Operating Income	3,632	3,338	2,969	294	8.8%
Net income excluding non-recurring items	2,645	2,982	2,796	(337)	(11.3%)
Net income including non-recurring items	2,310	2,982	13,187	(672)	(22.5%)
AS OF THE YEAR					
Total Assets	141,284	126,682	111,697	14,602	11.5%
Total Liabilities	76,479	64,530	54,714	11,949	18.5%
Stockholders' Equity	53,354	50,731	46,478	2,623	5.2%
PER SHARE					
Basic Earnings	0.34	0.44	1.94	(0.10)	(29.2%)
Diluted Earnings	0.34	0.44	1.89	(0.10)	(29.2%)
Book Value	7.85	7.46	6.84	0.39	5.2%
OTHER FINANCIAL DATA					
Current ratio	1.34	2.27	2.80	(0.93)	(41.0%)
Gearing ratio	1.09:1	0.98:1	0.96:1	0.11	11.2%
Net Debt-equity ratio	0.70:1	0.57:1	0.45:1	0.13	22.8%
EBITDA (Earnings before interest, depreciation and amortization):					
Excluding non-recurring items	14,490	12,420	11,135	2,070	14.0%
Including non-recurring items	14,155	12,420	21,525	1,735	16.7%

Revenue Contribution


Branded Foods, Agro-Industrial and Commodity Foods 42%
Telecommunications 15%
Petrochemicals 9%
Investment 9%
Air Transportation 9%
Real Estate and Hotels 8%
Textiles 5%
Supplementary Businesses 2%
Equity Earnings 1%

EBITDA Contribution


Branded Foods, Agro-Industrial and Commodity Foods 27%
Telecommunications 32%
Real Estate and Hotels 11%
Air Transportation 3%
Textiles 3%
Petrochemicals 2%
Others 22%

To our valued stockholders,

We are proud to announce that JG Summit Holdings, Inc. ended year 2001 with a resounding performance inspite of the start of the year's onslaught of political instability and the 9/11 incident which affected countries all over the world. JG Summit's consolidated gross revenue increased by 28.30% from PhP34.44 billion to PhP44.19 billion. Its net operating income jumped from PhP3.34 billion to PhP3.63 billion, representing the continued success of the company's focus on its core businesses. Key revenue drivers for the conglomerate are its food business unit, posting a hefty 20.2% revenue growth and its telecommunications business unit, with a 35.1% revenue jump. Also, the full consolidation of the airline business plus revenue improvements in the group's property and textile units contributed to the increased revenue figures.

JG Summit's gross profit margins rose by 27.6%, from last year's PhP15.64 billion to PhP19.96 billion. Operating expenses increased by 44.8% from PhP8.05 billion to this year's PhP11.66 billion, attributed mainly to a 41% increase in depreciation and amortization charges. The increase in interest and other financing services from PhP4.25 billion to PhP4.67 billion represents the effect of the peso depreciation against US dollar borrowings and additional indebtedness with the company's year-end move towards accessing the long-term debt markets to take advantage of favorable interest rates.

The company's operating income showed an 8.8% improvement from PhP3.34 billion to PhP3.63 billion. On the other hand, net income decreased by 22.5% to PhP2.31 billion compared to last year's PhP2.98 billion. This includes non-recurring items worth PhP335.5 million, representing write-down in value of investment and marketable securities and write-off of various plants and shutdown expenses. Excluding these non-recurring items, net income decline is only 11.3%. This fiscal year's EBITDA (earnings before interest, taxes and depreciation and amortization charges), jumped from PhP12.42 billion in 2000 to PhP14.15 billion in 2001.

Seven Core Businesses Still Strong Revenue Drivers

FOOD. Universal Robina Corporation's (URC) gross profit increased by 23.70% from last year's PhP4.40 billion, resulting in PhP 5.44 billion gross profit for the year 2001. Income from operations improved by 14.28% to PhP 1.49 billion. This is attributed to the continued stellar performance of URC's Philippine operations. Net income totaled to PhP 1.06 billion, an increase of 22.4% from last year's PhP 867.5 million. Although URC still continues to bear the burden of investments in marketing and distribution channels in the overseas market, URC's regional operations revenue grew by 43.0% from the same period last year. The international operations account for 13.47% of total revenues of URC.



John Gokongwei, Jr.[1]

Chairman and Chief Executive Officer

PROPERTY AND HOTEL MANAGEMENT. Robinsons Land Corporation (RLC) posted impressive results for the fiscal year ended September 2001. The Company's gross revenues registered a significant 13% improvement from last year's PhP3.02 billion to PhP 3.41 billion. Prudent operations and cash flow management, in spite of the weak consumer demand in the real estate sector, resulted in a 5% increase in Operating Income from PhP1.01 billion to PhP1.06 billion during the period in review. Net income also increased by 19% from PhP674.4 million to PhP801.74 million for the fiscal year. RLC's balance sheet remains financially sound with Total Assets recorded at PhP18.19 billion compared to last year's PhP15.10 billion, representing a 20% year-on-year growth, while stockholder's equity stood at PhP10.67 billion as against last year's PhP9.88 billion.

United Industrial Corporation Limited (UIC) generated revenues of S$452.07 billion compared to the previous year's S$404.30 billion. Net loss after tax registered at S$21.2 million versus last year's net income of S$72.41 million due to asset revaluation deficit in excess of available revaluation reserve charged against current operations following its year-end revaluation of investment properties. Without the above exceptional item, net income stood at S$56.35 million. UIC remains one of the premier propefty companies in Singapore.

TELECOMMUNICATIONS AND DATA. Digitel posted operating revenues of PhP6.52 billion, representing an increase of 35.1% from last year's PhP4.82 billion. Total subscriber base increased from 365,476 to 403,254 representing a 10.34% jump. DITSI (Digitel Information Technology Systems, Inc.), a wholly owned subsidiary contributed PhP246.26 million in revenues from data, internet and other network services. Consolidated operating income for Digitel increased by 10% from last year's PhP1.22 billion to PhP1.34 billion. Net income for the period is PhP66.9 milion, up by 1,314% against the previous year's PhP4.7 million.

PETROCHEMICALS. JG Summit Petrochemical Corporation (JGSPC) registered at PhP3.96 billion stemming from sales of 117,601 metric tons of combined polypropylene (PP) and polyethylene (PE) products. JGSPC incurred net losses of PhP1.10 billion, compared to PhP625.3 million net loss last year due to flat sales and increased operating expenses attributed to higher depreciation and interest charges and reversal of deferred tax assets. The company remains the overall market leader among domestic manufacturers of PP and PE.

AIRLINE. Cebu Air, Inc. (Cebu Pacific), became a wholly owned subsidiary of JG Summit last September 2001 with the acquisition of its 51% outstanding capital. The airline contributed revenues of PhP3.76 billion, a jump of 28.4% over last year's PhP2.93 billion. The country's second largest carrier with a 31% market share, serviced a total of 1,581,479 passengers, 4.93% more passengers over last year's 1,507,166 passengers. Cebu Pacific's fleet is composed of 12 DC-9s and 2 757-200 aircrafts. Cargo, a separate profit center within Cebu Pacific, posted revenues of PhP354 million, an impressive jump from the previous year's PhP251 million.

TEXTILE. Litton Mills, Inc. (LMI) generated revenues of PhP2.06 billion, a 14.7% improvement over last year's PhP1.80 billion. Net income jumped by an astounding 54.7% at PhP147.6 million compared to the previous year's PhP95.4 million. LMI continues to service international clients and its global brands with its continued partnership with Swift Denim USA.

FINANCIAL SERVICES. Robinsons Savings Bank posted net earnings after tax of PhP75.2 million, an impressive increase of 77.7% from PhP42.3 million last year. The bank's resources further improved to PhP2.02 billion versus last year's PhP1.35 billion. The bank's loan portfolio also improved to PhP1.51 billion from PhP994.8 million. Deposits likewise grew to PhP1.10 billion, representing a 63.7% growth from last year's PhP674.1 million. JG Summit Capital Markets Corporation generated revenues of PhP258.7 million, with total assets reaching PhP2.45 billion compared to last year's PhP2.39 billion.



James L. Go[2]

President and Chief Operating Officer

Strong Financial Position

As of December 31, 2001, JG Summit's consolidated assets stood at PhP141.28 billion, an increase of 11.5% from PhP126.68 billion. The company's current ratio reached 1.34:1 from 2.27:1 as of year-end 2000.

Equity investments and advances increased by 9.9% from PhP15.81 billion to PhP17.38 billion in 2001.

Property, plant and equipment was recorded at PhP57.05 billion from the previous year's PhP50.53 billion, an increase of 12.9%. Continued investments in telecommunications facilities and equipment with the upcoming roll-out of the GSM network and the continued expansion of URC's manufacturing capabilities, both domestic and international accounted for the increase in property, plant and equipment.

Total liabilities, excluding minority interest, increased by 18.52% from PhP64.53 billion to PhP76.48 billion. Long-term debt, including current portion, is at PhP33.65 bilion. Net debt-to-equity ratio stood at 0.70:1.

Stockholder's equity amounted to PhP53.35 billion against the previous year's PhP50.73 billion, representing a 5.2% growth. Book value per share was at PhP7.85 as of the year-end 2001.

Future Plans and Prospects

JG Summit remains steadfast and committed to giving all its customers a better quality of life. With an experienced and entrepreneurial management team, we will seek greater heights as we explore new territories and new markets.

We look forward to the coming year with renewed determination to focus on our core businesses; food, property, and telecommunications which are fast-growing industries with large target markets. At the same time, we continue with improving financial returns of our textiile, petrochemicals, airlines and financial services business units.

In year 2001, we embarked on a group-wide Corporate Governance project, which further enhanced the existing oversight and planning and processes of our different subsidiaries. We look forward to the coming years to fully maximize and benefit from this corporate governance initiative by strengthening corporate centers and board level effectiveness while simultaneously increasing subsidiary level management responsibility and accountability.

Focus on Core Businesses. Our three largest core businesses, with their fast-growing market base will still be the main thrust of the company's capital expenditure program as these have the best growth prospects. For URC, we have allotted PhP4.3billion in capital expenditure budget as we continue to invest in our domestic manufacturing capabilities, specifically, our expansion projects for our flour mill and our BOPP packaging plant. In addition, we will continue our expansion as well as build the manufacturing and marketing infrastructure for our branded consumer foods business in China and the ASEAN region. For Robinsons Land Corporation, we have earmarked PhP2.3 billion (or PhP3.3 billion, if including high-rise capex projects) for future mall developments. For Digitel, we have set aside PhP14 billion as we gear up for the roll out of our GSM network.

Corporate Governance. Our company engaged the services of reputed consultants to help us prepare for the eventual transition by our Chairman Emeritus, John L. Gokongwei, Jr. to our new Chairman, James L. Go. Under our Corporate Governance initiatives, an Executive Committee was created whose main role is to provide direction and oversight to twenty separate strategic business units.

Each strategic business unit is headed by a business unit general manager who is primarily responsible for the financial and operating performance of their respective business units. Each BU general manager has been empowered to handle day-to-day operations of their respective businesses, and is accountable through various performance-linked compensation metrics.

Anchor on Financial Strength. Our prudent and conservative financial policies and financial management will remain in play as we conquer new markets, and possibly new businesses. We will continue to protect our top-line growth figures as well as to maintain, if not further improve our operating cash flows, providing financial security to our debtors and business partners. Focusing capital expenditures on our core businesses allows us to increase our return on capital employed and sustain our EBITDA growth.

Acknowledgment

On behalf of our Board of Directors, management and staff, we would like to express our gratitude to you, our valued shareholders for your continued trust and confidence in your management team. As we seek greater heights, it is our sincerest wish that we continue to receive your unwavering support and commitment as we continue to make life better for every Filipino.

John Gokongwei, Jr.[1]
Chairman and Chief Executive Officer

James L. Go[2]
President and Chief Operating Officer

1 *Retired as Chairman and Chief Executive Officer Effective December 31, 2001 and was elected Chairman Emeritus effective January 1, 2002.*

2 *Resigned as President and Chief Operating Officer effective December 31, 2001 and was elected Chairman and Chief Executive Officer effective January 1, 2002*


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Universal Robina Corporation

Universal Robina Corporation (URC) registered PhP 18.88 billion in revenues, an increase of 20.23% over the previous fiscal year's PhP15.71 billion despite fears of weakening consumer demand. Gross profit increased by 23.70% from last year's PhP4.40 billion, resulting in PhP 5.44 billion for the year 2001. Income from operations improved by 14.28% to PhP 1.49 billion, attributed to the continued consistent performance of URC's Philippine operations. Net income totaled to PhP 1.06 billion, an increase of 22.4% from last year's PhP 867.5 million. Although URC still continues to bear the burden of investments in marketing and distribution channels in the overseas market, URC's regional operations revenue grew by 43.0% from the same period last year. The international operations account for 13.47% of total revenues of URC.

The resilience of URC was made possible by a sound financial position. URC's balance sheet continues to remain strong even as some of its ratios marginally dipped. Debt to equity ratio stood at PhP0.79: PhP1.00 compared to last year's PhP0.63: PhP1.00. In addition, current assets matched by each peso of current liability now stands at PhP 1.77 as compared to PhP2.18 in September 30, 2000.



The company's total assets have increased from PhP27.36 billion to PhP 33.16 billion as of September 30, 2001. Total liabilities amounted to PhP 14.68 billion from the previous year's PhP10.57 billion in indebtedness. Total stockholders' equity increased to PhP 18.48 billion while earnings per share also increased to PhP 0.65 compared to last year's PhP 0.53.

URC Branded Consumer Foods Group. URC's branded consumer foods group heralded an impressive 13.0% increase in volume matched by a 13.8% increase in net sales value, propped up by a diverse product mix. The bulk, or 75% of URC's turnover is comprised of high margin branded products that contribute to the company's solid financial fundamentals.

URC Agro-industrial Group. The Company's Agro-Industrial and Farms group complemented the gains of the branded consumer foods group as it continues to build critical mass and high quality standards. The Agro-Industrial division registered a double-digit increase in volume and value sales with 42.7% and 44.5% respectively. The Farms division continues to grow further, paving a 17.5% and 33.0% increase over last year's sales volume and value. The Feeds business unit paralleled this increase with its 53.3% increase in volume and a 79.4% increase in sales value.





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URC Commodity Group. The commodity foods division of URC also showed impressive results. Its flour business prospered with a 41.8% increase in volume sales while sugar sales value increased by 42.6%. Both divisions are expected to sustain its strong performance with internal consumption of sugar and flour bolstered as volume of sales of biscuits, candies and chocolates remain strong. To augment current manufacturing capabilities, we have engaged in the expansion of our flour mill, which will increase our capacity by 550MT per day.

URC Exports. URC's Export Division continues to be one of the fastest growing units of the company today, posting a remarkable 58% increase in sales value and 59% growth in volume this fiscal year 2001. The successful entry of its products in new markets such as India, Pakistan and Vietnam have strongly complemented its growing businesses in the twenty five other markets it has successfully sustained.

URC International. URC's International Operations contributed 13.47% of the total URC revenues for the year 2001. URC International has managed to achieve significant market shares in key categories. We have established manufacturing capabilities in Thailand, Malaysia and China that complements the existing marketing and distribution structure. As a result, URC International has penetrated the snacks, candy and wafer segments in the ASEAN region. For instance, in Singapore, our company enjoys a 37% market share in the snacks category. In Hong Kong, URC has a 26% market share of the snacks market. On the other hand, Thailand boasts of a 27% market share of the wafer market and became one of the major players in sugar confectionery. In Malaysia, URC has 40% of the potato chips market.

URC Packaging. URC-Packaging Division, producing Bi-axially Oriented Polypropylene (BOPP) films has continued to strengthen its share in both the domestic and export markets ending its 2001 fiscal year with a 20% growth in sales revenue compared to the same period last year. This is mainly attributable to higher sales of Plain films, Laminating films, Tape films and Heat-sealable films with increasing contribution of specialized films such as Matte, Pearlized, Metallizable and Cigarette films. Packaging Division decided to expand its manufacturing capacity by investing PhP 954.7 million for a second BOPP line to meet the increasing demands of the export market. Commercial operation for this 11,336 MT plant is targeted to commence by October 2002.



Robinsons Land Corporation

Robinsons Land Corporation (RLC) engages in four primary types of property development: (1) ownership, development, leasing, and management of shopping malls; (2) ownership and operation of prime hotels in major Philippine cities; (3) development, sale and leasing of office and residential condominium space; and (4) development of land into residential subdivisions, the sale of subdivision lots and residential houses and the provision of customer financing for sales. RLC also engages in landbanking in connection with these property development activities.

RLC posted impressive results for the fiscal year ended September 2001. The Company's gross revenues registered a significant 13% improvement from last year's PhP3.02 billion to PhP 3.41 billion.



Prudent operations and cash flow management, in spite of the lackluster sentiment in the real estate sector, resulted in a 5% increase in Operating Income from PhP1.01 billion to PhP1.06 billion during the period in review. Net income also increased by 19% from PhP674.4 million to PhP801.74 million for the fiscal year. RLC's balance sheet remains financially sound with Total Assets recorded at PhP18.19 billion compared to last year's PhP15.10 billion, representing a 20% year-on-year growth, while stockholder's Equity stood at PhP10.67 billion as against last year's PhP9.88 billion.

RLC – Commercial Centers Division. The Commercial Center group continues to be the company's major revenue driver, accounting for 35% of gross revenues. The Group's gross rental revenues jumped from PhP1.33 billion to PhP1.54 billion, representing a 16% increase. This revenue improvement is due to new mall openings and consistent rental improvements in existing commercial centers. RLC expanded its number of malls from 7 to 11 in the last calendar year with the opening of four malls: Robinsons Place-Novaliches, Robinsons Place-Metro East, Robinsons Place-Iloilo, and Robinsons Starmills, Pampanga. As of 31 December, 2001, the total leasable area of RLC's shopping centers stands at approximately 466,800 m². New mall projects under planning and development, with expected completion in 2002 and 2003, will increase RLC's total leasable space to approximately 556,700 m².


PROPERTY



RLC – High Rise Buildings Division. The High Rise group is the second largest earnings contributor, registering gross revenues of PhP805.78 million, a 59% increase from last year's PhP506.78 million. The very successful Robinsons Place Residences in Manila is now partially completed and buyers have started occupying their units in the twin tower complex. The Division's recurring revenue stream will grow substantially in the near future with the excellent take up of office leases in the Robinsons Summit Center along Ayala Avenue as well as those in its two prime office assets — Galleria Corporate Center and Robinsons Equitable Tower. The Company's recently launched Galleria Regency, a 33-storey deluxe condominium and hotel building in the Ortigas Center, and Bloomfields, a 9-hectare community development located in Novaliches, Quezon City, are expected to carry the Division's growth in the coming years.

RLC – Hotels Division. The Company's hotel group was able to post marginal growth in gross revenue of PhP 751.98 million versus last year's PhP745.65 million as the Philippine tourism industry continues its struggle with the country's peace and order situation. Our hotel's occupancy rates have remained better than or within industry averages. RLC remains the number one owner and operator of hotels in the country with its 1,140 room offerings.

RLC – Housing Division. The Company's housing and land development subsidiaries, Robinsons Homes, Incorporated and Trion Homes Development Corporation, contributed PhP305.19 million in realized gross revenues as it continues to be affected by lackluster consumer demand. The Group's wide array of project developments consist of: Robinsons Homes East, San Jose Heights, San Lorenzo Townhomes, all in Antipolo City; Robinsons Vineyard in Dasmariñas, Cavite; Southsquare Village in Gen. Trias, Cavite; Robinsons Highlands in Davao City; Grosvenor Place in Tanza, Cavite; and Centennial Place in Quezon City.

United Industrial Corporation Ltd. (UIC). In May 1999, JG Summit through a separate subsidiary, acquired a 23% stake in a Singapore listed company, United Industrial Corp., Ltd. ("UIC") which is one of the largest property developers in Singapore owning various office buildings that are located in prime locations. Other than JG Summit, the only significant shareholder in UIC is the UOB bank group of Singapore. Since 1999, the ownership stake of JG Summit in UIC has been increased to 24.90%.

Total group revenue for 2001 was recorded at S$452.1 million compared to the previous year's S$404.3 million. Global recession did not spare Singapore as 2001 showed a slowdown in the property market. As the rental trends in office space rental continued to decline, the Group's operating profit decreased by S$16.1 million, ending at S$158.6 million. The group also posted a net loss of S$21.24 million for the year 2001 as a result of a lower valuation of the Group's investment properties at year-end.

The Group has various projects in residential developments, commercial property, retail developments and hotel properties, which cater to various market segments.

PROPERTY



Digital Telecommunications Phils., Inc.

DIGITEL LEC. DIGITEL provides a total switched capacity of 611,000 lines across 268 cities, towns and municipalities all over Luzon. At the end of the fiscal year 2001, DIGITEL's total subscriber base is 403,254 from 365,476 from the previous year. The current subscriber level represents a 66% capacity take-up. It is now the largest fixed-wire telephone service provider in Luzon outside Metro Manila with 40% share of the landline market (outside NCR). Country-wide, DIGITEL has a 12% market share of total subscribed landlines.

DIGITEL's consolidated operating revenues climbed to PhP6.52 billion, showcasing a 35% increase from the previous year's PhP4.82 billion. The revenue growth is attributed to the increase in the telephone lines connected, the currency adjustments in service rates resulting from the depreciation of the peso relative to the US dollar, and the establishment of direct circuits with major foreign administrations which enhanced the international toll revenues generated by DIGITEL. The increase in international toll revenues was partially offset by the negative impact on domestic toll revenues due to the popularity of Cellular Mobile Telephone System (CMTS). DIGITEL's generated consolidated operating income of PhP1.34 billion, a 10% increase from the previous year's PhP1.22 billion.

DITSI. DigitelOne, a wholly owned subsidiary, contributed PhP246.26 million to total consolidated revenues. DITSI's revenue contribution primarily consists of data, internet and other network services. Operating expenses for DITSI was recorded at PhP358.5 million. DigitelOne enjoyed a phase of rapid growth for most of 2001. To improve geographic coverage beyond Luzon, DigitelOne recently completed the VisMin data project using Alcatel/Newbridge equipment covering the Central Business Districts of Cebu, Iloilo, and Davao and the industrial parks of Mactan. Other projects nearing completion include the Makati Fiber Loop project, and the Luzon-wide Broadband Backbone, which will provide connectivity to over 50 key buildings in Makati CBD, and on to other emerging commercial hubs in Ortigas, Eastwood, Alabang, and Pascor in Metro Manila, and Clark, Pampanga. To establish a stronger international capability and compete in this rapidly changing market, DigitelOne entered into a joint venture with Asia Global Crossing at the end of year 2000 to construct an additional physical cable landing and backhaul facility. The cable is expected to be Ready-For-Service in June 2002. This new facility will provide DigitelOne with superior pricing, capacity, and delivery times, to strengthen its presence in the international connectivity and wholesale internet market segments.

Digitel Crossing. Digitel Crossing will establish and operate an optical fiber transmission system from our Cable Landing Station in Naic, Cavite to Makati to form part of AGC's submarine cable system expansion in the East Asia region known as EAC2. Digitel Crossing seeks to become the preferred and leading terrestial backhaul service operator in the country, using Digitel's strategic network roll-outs in Metro Manila and AGC's seamless end-to-end connectivity to more than 170 leading business cities worldwide, as an avenue to tap Telecommunication Operators and Multinational Corporations.

DIGITEL GSM. Granted the provisional authority for Cellular Mobile Telecommunication Services (CMTS) in year 2000, Digital Telecommunications Philippines, Inc. (DIGITEL) is set to launch its GSM service in 2002. Cell sites are currently being built in strategic locations all over the country to ensure future subscribers of DIGITEL's new GSM 1800 network enjoy nationwide service with a powerful range of facilities and services available from day one of commercial operations. The network is designed for the specific volatile traffic patterns of the Philippines, particularly in data services such as Short Message Service (SMS).


TELECOMMUNICATIONS




PETROCHEMICALS

JG Summit Petrochemicals Corporation

JG Summit established JG Summit Petrochemical Corporation ("JGSPC") in February 1994 to engage in the manufacture of polypropylene and polyethylene. The Company holds 80% of the outstanding share capital of JGSPC while Marubeni Corporation of Japan holds the remaining 20%. JGSPC constructed the Philippines' first integrated polypropylene and polyethylene complex in Brgy. Simlong, Batangas using Unipol technology from Union Carbide Corporation. The project costed US$300 million and has the capacity to produce 180,000 tonnes of polypropylene and 175,000 tonnes of polyethylene annually. JGSPC secured its ISO 9002 certification in June 2000.



JG Summit Petrochemical Corporation (JGSPC) posted a net sales of PhP 3.96 billion on volume of 117,601 metric tons, 1.04% higher than last year's figure of Php 3.92 billion. Evalene, the JGSPC brand, maintained its market leadership in Polypropylene with 41% of the market specifically in yarn, film and injection.

With the introduction of the new High Density Polyethylene pipe grade in the latter part of 2000, the Evalene pipe grade now dominates the market and is projected to continue to do well because of the requirements of the telecom industry. The new polypropylene thin film grade is just as successful and is now the leading brand in the PP thin film area. Strengthening its commitment to be a world-class producer of quality resins with globally competitive pricing, production of on-spec products have increased significantly from year 2000 to 2001 with PE improving from 92% to 96% and PP improving from 99% to 99.4%. This is attributable to improved operation efficiency and highly experienced production personnel. Production efficiencies in terms of TMR (total monomer ratio) has improved to 1.018 for both PE and PP compared to last year's 1.025 and 1.022.





Cebu Pacific Air

Today, Cebu Pacific is the second largest airline in the Philippines, with a 31% market share[1] of the domestic routes that it serves. Last December 4, the airline served its seven millionth passenger. Cebu Pacific continues to be an industry leader in departure reliability with 96% of its flights during the past 12 months departing within 15 minutes of schedule and 86% on-time to the minute.

Cebu Pacific currently operates a fleet of twelve DC9 and two B757 aircraft that serve 13 domestic and two international destinations, plying 22 routes in an average of 82 departures a day [2]. Cebu Pacific also owns one AS 355N twin engine Ecureuil Helicopter, which it leases to customers. Starting last November, the airline spread its wings even further by launching its regional operations with two flights daily between Manila and Hong Kong. Regular three times weekly charter trips between Laoag and Hong Kong, started December 22.



Cebu Air's operating revenues increased by 28.4% from PhP2.93 billion to PhP3.76 billion. Net income for the airline business unit is an impressive PhP80.8 million against last year's PhP24.9 million. Domestic revenues continue to drive the earnings figure as Cebu Pacific flies to and from 12 major cities in the country.

Cebu Pacific will continue to expand its domestic and regional services. Beginning March 2002, the airline started offering scheduled services to Butuan City from Manila. Regular flights to Seoul, Korea commenced last March. In the domestic front, the airline plans to connect its current stations with more direct services, developing other stations, especially Cebu as hubs. Among the new regional destinations being studied are Shanghai, Singapore, and Taipei. Regional services from Cebu City will also be introduced. The airline will lease additional B757s as required.

Cebu Pacific received its ISO 9002 certification from the Societé Generale de Surveillance in November 1999. In the same year, Cebu Pacific became the first airline to be issued an AQS 9000/121 certification for all aspects of its operations by the Institute of Aviation Quality and Safety.


AIRLINE

1 Domestic market share – year 2001.

2 13th destination (Butuan) was introduced March 23, 2002.


U.S. Dollar Sa
RobinsonsBank
Account Name
CURRENT ACCOUNT
ROBINSONS SAVINGS BANK
TREASURY SUPPORT
Level 3 Expansion Mall
Robinsons Galleria
EPSA cor. Ortigas Ave., Q.C.
Account No.
000-00-000000-3
Pay to the
Order of
Pesos
DOCUMENTARY STAMPS PAID
ROBINSONS SAVINGS BANK
Robinsons

Robinsons Savings Bank

Robinsons Bank ("RBank"), a wholly owned subsidiary of JG Capital Services, was incorporated to engage in the business of savings and mortgage banking. Established in November 1997, RBank provides a broad range of traditional banking services such as savings, current and time deposits, treasury products, commercial loans, housing loans, personal loans and car loans among others.

As of December 31, 2001, RBank reported a net income of P75.2 million which translates to an average ROE of 12.18%. Total resources reached PhP2.02 billion from PhP1.341 billion in 2000. Total capital accounts rose to PhP677.93 million, while deposits grew to PhP1.104 billion from PhP674.07 million. Loan portfolio grew by 56% from PhP994.79 million to PhP1.5 billion in the year 2001. Non-performing loans on the other hand stood at 2.56%, way below the thrift bank industry's average of 12.03%. With an additional PhP26 million in provisions booked, our aggregate provision is now PhP39.37 million, for an NPL cover of almost 99%. Capital adequacy ratio is a high 59.02% vis-à-vis statutory requirement of 10%. Trading and foreign exchange gains, which substantially buoyed up the bank's income, grew by 105% in 2001, amounting to PhP33 million.


RobinsonsBank

To complement its existing products and services, the bank launched its mobile banking services through a tie-up with Globe Telecoms. RBank also started accepting over the counter payments for various institutions such as SSS, Philhealth, Digitel, Smart and Home Cable. Two branches were opened in 2001, plus an additional six (6) branches and nine (9) ATMs that are scheduled for opening by year 2002. RBank also acquired 20 branches of ABN AMRO Savings Bank, pushing its branch network to 32.

JG Summit Capital Markets Corporation

JG Summit established JG Summit Capital Markets Corp. and Summit Forex Brokers Corp. to complement RSB's traditional banking activities which aim to operate in the foreign exchange trade and fixed income markets with the purpose of generating interest, exchange and trading profits. JG Capital Markets Corp. and Summit Forex Brokers Corp. were incorporated in January 2000 and May 2000, respectively. Operations of both companies employ a stringent risk management structure with strict adherence to pre-established limits.

JG Summit Capital Markets Corporation was registered with the Securities and Exchange Commission on January 26, 2000 and started commercial operations on February 2, 2000. The Company was organized primarily to deal in, negotiate and/or trade with all kinds of securities and debt-related or asset-based instruments in local and foreign currency, and to engage in the business of investment of share or interest in corporations, banks or any business entity. JG Summit Capital Markets Corporation generated revenues of PhP258.7 million. Total assets reached PhP2.45 billion.






SUPPLEMENTARY BUSINESS

lectronics.

Cambridge Electroncs Corporation (CEC) is the flagship electronics company of JG Summit ioldings, Inc. CEC manufactures three types of PCBs: rigid single-sided (SS) boards, double-sided (DS) ɔoards, and four to eight layer multi-layer (ML) boards, its manufacturing facility is located in an industrial :state in Dasmarinas, Cavite which is 35 kilometers south of Ninoy Aquino International Airport (NAIA).

Cambridge Electronics Corporation (CEC) showed PhP835.4 million in revenue, an increase of ;4.6% over last year's PhP620.8 million. With its completed expansion program, CEC's capacity increased to ›80,000 square feet per month of outer layer and about 50,000 square feet of inner layer. CEC continues to ınticipate strong business potential in the US and European market.



Power Generation.

JG Summit, through its interest in First Private Power Corporation, whose 93.25%-owned subsidiary, owns and operates a 215 MW diesel-fired power plant in Bauang, La Union, and also has equity interest in Toledo Power Corporation, which owns and operates coal-and bunker oil-fired power plants in Toledo City, Cebu.

First Private Power Corporation. As of December 31, 2001, the total assets of First Private Power Corporation (FPPC) stood at PhP2.24 billion compared to last year's PhP2.25 billion, with total liabilities (all current) amounting to PhP196.4 million against last year's PhP10.6 million. FPPC's net income for the year reached PhP798.9 million, decreased 25.3% from P1.07 billion, mainly from equity earnings in its investments in Bauang Private Power Corporation (BPPC) and Panay Power Corporation (PPC).

Bauang Private Power Corporation. BPPC increased its total assets to PhP5.61 billion from the previous year's PhP6.24 billion. Total liabilities changed from PhP4.62 billion to PhP 3.70 billion, due mainly to repayment of long-term debt of PhP764.0 million. Revenues and net income for this year registered at PhP2.69 billion and PhP847.1 million compared to last year's PhP2.37 billion and PhP1.16 billion, respectively. Calendar year 2000 marked the end of the 6-year income tax holiday incentive granted to the company by the Board of Investments (BOI).



Panay Power Corporation. PPC generated revenues of PhP767.4 million from PhP500.8 million. Operating income was recorded at PhP425.2 million, an increase of 92.5% from the previous year's PhP220.9 million in operating income. The Company posted a net income of PhP232.8 million in 2001 as against PhP23.4 million in 2000. Total assets reached PhP3.62 billion, with total liabilities pegged at PhP2.44 billion.

Toledo Power Corporation. Toledo Power Corporation earned net income of PhP 97.6 million, down by 23.9% from PhP128.3 million. The decline in net earnings was mainly attributed to increased operating costs and relatively flat revenues of PhP641.6 million from the previous year's PhP614.5 million.

Technology and IT Ventures.

JG Summit also has business interests in IT-related services with the formation of Summit Internet Investments, Inc., a holding company for JG Summit's investments in technology and IT ventures, in September 2000.

In August 2000, JG Summit entered into a Joint Venture Agreement with five other Philippine conglomerates establishing a business to business (B2B) electronic purchasing exchange under the name BayanTrade Dotcom, Inc.

Printing.

Premiere Printing Co. Inc. (PCCI) is now one of the largest and leading commercial printer of glossy magazines with local editions of global titles such as Cosmopolitan, Good Housekeeping, FHM and Seventeen, plus original titles such as Preview, Candy and YES!. Other printing services offered are telephone directories, marketing colleterals and packaging materials.


SUPPLEMENTARY BUSINESSES



Gokongwei Brothers Foundation.

GBF, a non-profit organization, was conceived by John L. Gokongwei, Jr. and his brothers, to fund education projects in the Philippines. The foundation currently owns a sizable holding in JG Summit Holdings Inc.

In March 2002, as a continued commitment to fostering education and the spirit of entrepreneurship, Mr. John L. Gokongwei and the GBF donated a generous endowment to the Ateneo de Manila University, thereby giving birth to the John Gokongwei School of Management.

The Gokongwei Brothers Foundation has two major long-term projects, the GBF Technical Training Center and the Children's Library, both aiming to uplift education and self-improvement for people from all walks of life.

The GBF Training Center.

Established in 1999, the GBF Technical Training Center is a non-profit, TESDA accredited institution, which is touted as the *finishing school* for engineering graduates. The GBF Technical Training Center was erected in July 1999 at the cost of over P 100 million as an advanced technical school for engineering graduates which is patterned after the German dual system of technical training where students alternate between school and industry. Currently, the school has 50 scholars, with an acceptance rate of only 10%, selected out of the 534 engineering graduates.



Engineers are able to specialize their craft with full institute scholarship and have hands-on training in science and engineering to train first line managers. The GBF Technical Training Center houses world class equipment and instrumentation. The institute also offers many short-term courses for the employees of JG Summit.

The Children's Library.

The Children's Library first opened its doors last July 2000 with the support of various commercial and private groups, NGOs, embassies and the Department of Education, Culture and Sports. Its pilot library located at the 4th floor of the busy Robinson's Galleria Shopping Center, is a sanctuary for the fast-paced mall activities. In 2001, the Children's Library has served over 383,000 patrons including the two satellite in Imus, Cavite and in Novaliches.

The Children's library has pioneered the Wide Area Network (WANs) which connect geographically separated computers enabling them to communicate over long-distance, made possible by Digitel One. The library also has Internet access though its Internet Public Access Catalogue. The Children's Library, a non-profit multi-media library, which aims to contribute to the transformation of the growing child into a socially responsible person of the new millennium. This project is engaged in uplifting the values of education and self-improvement in the nearby communities where the company malls are located through the establishment of reading, audio-visual, and computer facilities as well as various children's activities like story telling time, puppet shows and informative programs.

The Gokongwei Brothers Foundation through the Children's Library has envisioned a future where multi-media resources are accessible to every elementary school student.


FOUNDATION

ORGANIZATIONAL STRUCTURE


JG Summit Holdings, Inc.
Branded Consumer Foods, Agro Industrial & Commodity Food Products
Real Estate and Hotels
Telecommunications
Petrochemicals
Textiles
Air Transportation
International Capital and Financial Services
Supplementary Businesses



Universal Robina Corporation and Subsidiaries (83.05 %)
Robinsons Land Corporation and Subsidiaries (87.69 %)
United Industrial Corporation Ltd. (Real Estate) (24.9 %)
Digital Telecommunications Philippines, Inc. and Subsidiaries (51.85 %)
JG Summit Petrochemical Corporation (80 %)
JG Summit (Cayman) Ltd. (100 %)
Litton Mills, Inc. (100 %)
JG Summit Philippines Ltd. and Subsidiaries (100 %)
Cebu Air (100 %)
Express Holdings (100 %)
Summit Forex Brokers Corporation (100 %)
JG Summit Capital Services Corporation (100 %)
JG Summit Capital Markets Corporation (100 %)
Summit Internet Investments Inc. (100 %)
Robinsons Savings Bank (100 %)
First Private Power Corporation (20 %)
Toledo Power Corporation (20 %)
Premiere Printing Company, Inc. (100 %)
Cambridge Electronics Corporation (100 %)

*sold on April 24, 2002

BOARD OF DIRECTORS



John Gokongwei, Jr.[1]
Chairman of the Board and Chief Executive Officer



Johnson Robert L. Go, Sr.
Vice Chairman



James L. Go[2]
President and Chief Operating Officer



Lance Y. Gokongwei[3]
Executive Vice President



Ignacio Gotao
Senior Vice President

1 Retired as Chairman and Chief Executive Officer, Effective December 31, 2001 and was elected Chairman Emeritus effective January 1, 2002

2 Resigned as President and Chief Operating Officer effective December 31, 2001 and was elected Chairman and Chief Executive Officer effective January 1, 2002

3 Resigned as Executive Vice President effective December 31, 2001 and was elected President and Chief Operating Officer effective January 1, 2002



Lily G. Ngochua
Director



Wilfrido C. Tecson
Director



Gabriel C. Singson
Director



Patrick Henry C. Go
Director



Cornelio T. Peralta
Director



Ricardo J. Romulo
Director

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

Securities and Exchange Commission
SEC Building, EDSA, Greenhills
Mandaluyong City

The management of JG Summit Holdings, Inc. and Subsidiaries is responsible for all information and representations contained in the consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, the management maintains a system of accounting and reporting which provides for the necessary internal control to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the Company.

Sycip, Gorres, Velayo and Co., the independent auditors appointed by the stockholders, have examined the consolidated financial statements of the Company and its subsidiaries in accordance with generally accepted auditing standards and have expressed their opinion on the fairness of presentation upon completion of such examination, in the attached report to the stockholders.

John Gokongwei, Jr.
Chairman and Chief Executive Officer

Constante T. Santos
Senior Vice President and Corporate Controller

SGV & Co

Report of Independent Public Accountants

SyCip Gorres Velayo & Co

6760 Ayala Avenue
1226 Makati City
Philippines

Tel 632 891 0307
Fax 632 819 0872

www.sgv.com.ph

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited the accompanying consolidated balance sheets of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the Philippines.

SyCip, Gorres, Velayo & Co.

A. B. CABAL
Partner
CPA Certificate No. 15534
PTR No. 6723206
January 2, 2002
Makati City

April 11, 2002

CONSOLIDATED BALANCE SHEETS

	December 31	
	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents (Note 3)	**₱3,463,648,848**	₱5,665,226,736
Temporary cash investments - net (Note 4)	**17,180,155,651**	14,248,398,245
Marketable equity securities - net	**237,051,450**	642,771,250
Receivables - net (Notes 5 and 23)	**14,477,520,278**	13,128,089,668
Inventories - net (Note 6)	**10,181,742,930**	7,894,880,015
Other current assets (Note 21)	**1,933,160,147**	1,632,633,307
Total Current Assets	**47,473,279,304**	43,211,999,221
Equity Investments and Advances - net (Notes 7 and 23)	**17,377,134,744**	15,810,098,400
Investments in Real Properties - net (Note 8)	**13,266,709,515**	11,060,219,097
Property, Plant and Equipment - net (Notes 9 and 14)	**57,051,386,529**	50,531,494,312
Other Assets (Notes 7, 10, 14 and 21)	**6,115,271,146**	6,067,735,157
	₱141,283,781,238	₱126,681,546,187
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses (Note 11)	**₱11,550,358,214**	₱10,227,593,798
Notes payable (Note 12)	**11,340,487,696**	3,298,366,408
Current portion of equipment-related liability (Notes 9 and 13)	**2,458,093,814**	1,059,860,595
Current portion of long-term debt (Notes 9 and 14)	**8,040,789,538**	2,773,887,364
Estimated land development costs	**607,226,102**	661,681,974
Income tax payable	**416,473,578**	322,693,702
Customers' deposits and other current liabilities (Notes 6 and 21)	**1,089,046,081**	657,796,871
Total Current Liabilities	**35,502,475,023**	19,001,880,712
Maintenance Reserves	**865,638,385**	-
Equipment-Related Liability - net of current portion (Notes 9 and 13)	**10,865,228,816**	11,935,532,033
Long-term Debt - net of current portion (Notes 9 and 14)	**25,610,695,662**	30,644,200,393
Due to Affiliated Companies and Other Liabilities (Notes 21 and 23)	**3,004,229,257**	2,803,192,744
Deferred Credits (Note 15)	**630,892,732**	144,812,679
Total Liabilities	**76,479,159,875**	64,529,618,561
Minority Interest in Consolidated Subsidiaries	**11,450,714,315**	11,421,352,417
Stockholders' Equity (Notes 16 and 27)		
Paid-up capital	**12,856,988,094**	12,239,061,622
Accumulated translation adjustment	**719,875,338**	282,811,558
Retained earnings	**40,498,891,905**	38,930,550,318
Treasury shares	**(721,848,289)**	(721,848,289)
	₱141,283,781,238	₱126,681,546,187

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31		
	2001	2000	1999
REVENUES			
Food	**₱18,883,254,049**	₱15,705,503,256	₱13,767,597,530
Telecommunications	**6,516,975,445**	4,822,972,288	3,677,835,246
Petrochemicals	**3,962,657,840**	3,922,162,411	3,465,644,604
Air transportation	**3,761,551,289**	–	–
Real estate and hotels	**3,406,688,426**	3,020,041,492	2,612,802,562
Textiles	**2,064,567,888**	1,800,181,165	1,825,553,361
Electronics and supplementary businesses	**997,030,777**	833,253,439	561,391,807
Equity in net earnings of unconsolidated affiliates (Note 7):			
Financial services	**–**	–	193,781,113
Nonfinancial services	**504,645,402**	939,259,667	527,090,386
Interest, investment and other income	**4,087,758,527**	3,396,788,647	3,542,473,292
	44,185,129,643	34,440,162,365	30,174,169,901
COST AND EXPENSES			
Cost of goods sold (Note 17)	**24,222,977,703**	18,800,158,784	16,036,059,710
Operating and other expenses (Notes 18 and 20)	**11,660,684,465**	8,054,291,889	7,213,725,917
Interest expense (Notes 12 and 14)	**4,669,091,313**	4,247,953,002	3,955,713,217
	40,552,753,481	31,102,403,675	27,205,498,844
NET OPERATING INCOME	**3,632,376,162**	3,337,758,690	2,968,671,057
OTHER INCOME (EXPENSES) - net (Notes 7 and 19)	**(191,701,801)**	505,106,275	10,873,186,038
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	**3,440,674,361**	3,842,864,965	13,841,857,095
PROVISION FOR INCOME TAX (Notes 21 and 24)	**950,594,903**	775,002,227	450,255,839
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	**2,490,079,458**	3,067,862,738	13,391,601,256
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	**180,226,095**	86,358,406	205,062,802
NET INCOME (Note 22)	**₱2,309,853,363**	₱2,981,504,332	₱13,186,538,454
Earnings Per Share* (Note 22)			
Basic	**₱0.34**	₱0.44	₱1.94
Diluted	**–**	–	1.89

* The EPS computation in 2000 and 1999 were adjusted to reflect the retroactive effect of the 10% stock dividends declared on July 25, 2001. The effect of assumed conversion of convertible bonds in 2001 and 2000 EPS computation is anti-dilutive.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	2001	
	In Shares	Amounts
CAPITAL STOCK - P1 par value		
Authorized	14,850,800,000	P14,850,800,000
Issued:		
Balance at beginning of year	6,277,347,185	6,277,347,185
Additional issuance	–	–
Stock dividends (Note 16)	617,926,472	617,926,472
Balance at end of year	6,895,273,657	6,895,273,657
Subscribed:		
Balance at beginning of year	–	–
Additional issuance	–	–
Balance at end of year	–	–
	6,895,273,657	6,895,273,657
SUBSCRIPTIONS RECEIVABLE		
Balance at beginning of year		–
Collections		–
Balance at end of year		–
CAPITAL IN EXCESS OF PAR VALUE		
Balance at beginning of year		5,961,714,437
Additional issuance		–
Balance at end of year		5,961,714,437
PAID-UP CAPITAL		12,856,988,094
ACCUMULATED TRANSLATION ADJUSTMENT		
Balance at beginning of year		282,811,558
Adjustments		437,063,780
Balance at end of year		719,875,338
RETAINED EARNINGS (Notes 16 and 27)		
Balance at beginning of year		38,930,550,318
Net income		2,309,853,363
Stock dividends - 10%		(617,926,472)
Cash dividends - P 0.02 per share		(123,585,304)
Balance at end of year		40,498,891,905
TREASURY SHARES, at cost (Note 16)		
Balance at beginning of year	(98,082,000)	(721,848,289)
Acquisitions during the year	–	–
Balance at end of year	(98,082,000)	(721,848,289)
		P53,353,907,048

See accompanying Notes to Consolidated Financial Statements.

Years Ended December 31

2000		1999	
In Shares	Amounts	In Shares	Amounts
14,850,800,000	₱14,850,800,000	14,850,800,000	₱14,850,800,000
5,762,116,765	5,762,116,765	4,731,655,925	4,731,655,925
515,230,420	515,230,420	1,030,460,840	1,030,460,840
–	–	–	–
6,277,347,185	6,277,347,185	5,762,116,765	5,762,116,765
515,230,420	515,230,420	1,545,691,260	1,545,691,260
(515,230,420)	(515,230,420)	(1,030,460,840)	(1,030,460,840)
–	–	515,230,420	515,230,420
6,277,347,185	6,277,347,185	6,277,347,185	6,277,347,185
	(386,422,815)		(1,159,268,445)
	386,422,815		772,845,630
	–		(386,422,815)
	5,575,291,622		4,801,651,905
	386,422,815		773,639,717
	5,961,714,437		5,575,291,622
	12,239,061,622		11,466,215,992
	(350,416,332)		(77,164,116)
	633,227,890		(273,252,215)
	282,811,558		(350,416,331)
	36,079,548,510		23,009,813,919
	2,981,504,333		13,186,538,453
	–		–
	(130,502,525)		(116,803,862)
	38,930,550,318		36,079,548,510
(97,082,000)	(716,696,795)	(97,082,000)	(716,696,795)
(1,000,000)	(5,151,494)	–	–
(98,082,000)	(721,848,289)	(97,082,000)	(716,696,795)
	₱50,730,575,209		₱46,478,651,376

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax and minority interest in net income of subsidiaries	P3,440,674,361	P3,842,864,965	P13,841,857,095
Adjustments for:			
Depreciation and amortization	6,225,432,177	4,416,013,290	3,932,674,669
Interest expense	4,669,091,313	4,247,953,002	3,955,713,217
Interest income	(3,241,088,166)	(2,864,035,440)	(2,579,434,182)
Provision for doubtful accounts and obsolescence	634,424,064	350,354,664	98,292,744
Equity in net earnings of unconsolidated subsidiaries (including goodwill amortization)	(504,645,402)	(939,259,667)	(720,871,499)
Unrealized foreign exchange gain	(143,790,115)	(13,464,728)	(568,914,497)
Gain on repurchase of bonds	(157,036,323)	–	(837,204,217)
Provision for decline in value of marketable equity securities and temporary cash investments	414,223,964	407,451,277	2,478,813
Provision for inventory losses	18,896,968	–	–
Gain on sale of equity investments	–	–	(9,961,677,360)
Operating income before working capital changes	11,356,182,841	9,447,877,363	7,162,914,783
Decrease (increase) in:			
Temporary cash investments	(3,385,442,434)	(9,292,792,734)	(2,167,573,221)
Marketable equity securities	405,719,800	(754,124,869)	79,760,737
Receivables	(1,195,713,853)	(3,327,079,214)	3,724,961,576
Inventories	(2,305,759,883)	(414,462,257)	(983,563,384)
Other current assets	(300,526,840)	(884,726,365)	291,314,153
Other assets	(861,624,970)	(2,002,932,417)	351,519,417
Increase (decrease) in:			
Accounts payable and accrued expenses	(1,006,286,786)	(660,841,722)	(583,701,525)
Customers' deposits and other current liabilities	431,249,210	73,541,741	(473,521,409)
Maintenance reserves	865,638,385	–	–
Net cash generated from (used in) operations	4,003,435,470	(7,815,540,474)	7,402,111,127
Interest received	2,452,947,345	3,007,004,566	2,992,641,115
Interest paid	(2,340,040,111)	(2,455,584,419)	(2,529,940,262)
Income taxes paid	(519,904,932)	(602,248,650)	(318,603,990)
Net cash provided by (used in) operating activities	3,596,437,772	(7,866,368,977)	7,546,207,990

(Forward)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2001	2000	1999
CASH FLOWS FROM INVESTING ACTIVITIES			
Net additions to:			
Equity investments and advances	**(₱805,866,098)**	(₱1,461,122,772)	(₱513,327,420)
Investments in real properties	**(2,260,946,290)**	(2,186,896,662)	(68,000,446)
Property, plant and equipment	**(10,644,299,788)**	(8,737,668,621)	(6,820,008,726)
Cash dividends received	**220,000,000**	374,347,637	212,452,309
Proceeds from sale of equity investments	**–**	–	20,591,495,075
Increase (decrease) in deferred credits	**486,080,053**	(5,224,961)	(1,280,310,252)
Net cash provided by (used in) investing activities	**(13,005,032,123)**	(12,016,565,379)	12,122,300,540
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash dividends paid	**(123,585,304)**	(130,502,525)	(116,803,862)
Increase (decrease) in:			
Notes payable	**8,042,121,288**	1,357,388,000	(4,677,284,300)
Equipment-related liability	**(1,338,542,382)**	3,502,102,310	2,566,655,789
Long-term debt	**433,060,430**	900,722,352	(4,855,888,605)
Due to affiliated companies and other liabilities	**344,826,628**	1,635,868,458	(1,368,001,242)
Minority interest in consolidated subsidiaries	**(150,864,197)**	830,460,941	(1,302,264,375)
Proceeds from issuance of stock rights	**–**	772,845,630	1,546,485,347
Net cash provided by (used in) financing activities	**7,207,016,463**	8,868,885,166	(8,207,101,248)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(2,201,577,888)**	(11,014,049,190)	11,461,407,282
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**5,665,226,736**	16,679,275,926	5,217,868,644
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱3,463,648,848**	₱5,665,226,736	₱16,679,275,926

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

JG Summit Holdings, Inc. (the Parent Company) is a company domiciled in the Philippines and was incorporated on November 23, 1990 as the holding company for a group of companies with substantial business interest in branded consumer food, agro-industrial and commodity food products, real property development, hotels, textiles, banking and financial services, telecommunications, petrochemicals, air transportation and power generation. In addition, the Parent Company has business interests in other sectors, including printing, packaging and printed circuit board manufacturing. The Parent Company, through its subsidiaries, conducts business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao. The Parent Company was listed in the Philippine Stock Exchange on August 9, 1993. The number of employees of the Parent Company and its Subsidiaries (the Group) was 13,250 in 2001 and 15,000 in 2000. The registered office address of the Parent Company is 43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment of certain subsidiaries which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Adoption of New Standards

The Group adopted Statement of Financial Accounting Standards (SFAS) No. 1 (revised 2000), "Presentation of Financial Statements," SFAS No. 4 (revised 2000), "Inventories," SFAS No. 13 (revised 2000), "Net Income or Loss for the Period, Fundamental Errors and Changes in Accounting Policies," SFAS No. 22 (revised 2000), "Cash Flow Statements," and SFAS No. 31, "Segment Reporting," effective January 1, 2001.

The changes in presentation and classification have been introduced in accordance with the requirements of the respective SFASs. Following new presentation rules under SFAS No. 1 (revised 2000), SFAS No. 13 (revised 2000) and SFAS No. 22 (revised 2000), certain changes were made in the prior year financial statements to follow the format prescribed by these new standards. Changes affect principally the presentation of consolidated statements of income and cash flows, changes in stockholders' equity and additional disclosures required by the new standards.

Certain subsidiaries have property, plant and equipment carried at revalued amounts. SFAS No. 1 (revised 2000) requires the presentation of separate line items on the balance sheet if different measurement bases have been made for different classes of assets. The Group will implement such provision in 2002 when its significant subsidiaries begin to be covered by SFAS No. 1 (revised 2000).

Principles of Consolidation

The consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 represent the consolidation of the financial statements of the Parent Company and the following subsidiaries directly and indirectly owned by the Parent Company (classified according to principal business interest):

Subsidiaries	Effective Percentage of Ownership 2001	2000
Food		
Universal Robina Corporation and Subsidiaries (URC)	83.05	80.59
Textiles		
Litton Mills, Inc.	100.00	100.00
Westpoint Industrial Mills Corporation	100.00	100.00
Real Estate and Hotels		
Robinsons Land Corporation and Subsidiaries (RLC)	87.69	86.43
Adia Development and Management Corporation	100.00	100.00

(Forward)

Subsidiaries	Effective Percentage of Ownership 2001	2000
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries (DIGITEL)	**51.85**	51.84
International Capital and Financial Services		
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
JG Summit Capital Services Corp. and Subsidiaries	**100.00**	100.00
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and a Subsidiary	**100.00**	100.00
Petrochemicals		
JG Summit Petrochemical Corporation	**80.00**	80.00
Air Transportation		
Cebu Air, Inc. (CAI)*	**100.00**	49.00
CP Air Holdings, Inc.	**100.00**	–
Supplementary Businesses		
Cambridge Electronics Corporation (CEC)	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Premiere Printing Company, Inc.	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00

*The Parent Company's equity investment in CAI was increased to 100% in September 2001. Accordingly, the financial statements of CAI are included in the consolidated financial statements as of December 31, 2001.

On August 9, 2001, DIGITEL established Digitel Capital Philippines, Ltd. (DCPL), a wholly owned subsidiary, which will engage in any activity allowed under any law of the British Virgin Islands. As of December 31, 2001, DCPL has not yet started commercial operations.

On September 18, 2001, DIGITEL established Digitel Mobile Philippines Inc. (DMPI), a wholly owned subsidiary, which will provide wire and wireless public and private telecommunication services. As of December 31, 2001, DMPI has not yet started commercial operations.

Under Philippine GAAP, it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: food, textiles, real estate and hotels, petrochemicals and substantially all subsidiaries in supplementary businesses.

Material intercompany balances and transactions have been eliminated in consolidation. The excess or deficiency of the Group's cost of such investments over its equity in the net assets of the investees which are not identifiable to specific assets is amortized on a straight-line basis over a period of 10 to 40 years.

Equity Investments

Equity investments in companies where the percentage of ownership is between 20% to 50% (affiliates) or where significant influence is exercised are accounted for under the equity method. Under this method, the cost of the investments is increased or decreased by the equity in net earnings or losses of the investees since dates of acquisition. Equity in net earnings or losses is adjusted for the straight-line amortization over a period of 5 to 25 years of the difference between the cost of such investments and the proportionate share in the underlying net assets of such investments at dates of acquisition. Dividends received are treated as a reduction of the carrying value of the investments.

Equity investments in companies where no significant influence is exercised are stated at cost. An allowance is set up for any substantial and presumably permanent decline in the aggregate carrying value of the investment in shares of stock.

Investments in the following companies are accounted for under the equity method:

Affiliates	Effective Percentage of Ownership 2001	2000
Cambridge Multi-Chem Electronics Corporation	50.00	–
Sterling Holdings and Security Corporation	49.00	49.00
Hunt-Universal Robina Corporation	41.53	40.30
Joyco-Universal Robina Corporation	41.53	–
Jobstreet.com Philippines, Inc.	40.00	40.00
United Industrial Corp., Ltd. (UIC, Ltd.)	24.90	24.90
Toledo Holdings Corporation	23.75	23.75
Bayantrade Dotcom, Inc.	20.50	20.50
First Private Power Corporation	20.00	20.00
Cebu Light Industrial Park, Inc.	20.00	20.00
Toledo Power Corporation	20.00	20.00
Cambridge Electronics Europe, Ltd.	20.00	–

Cash Equivalents and Temporary Cash Investments

The Group considers temporary cash investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value to be cash equivalents. Long-term debt securities which the Group does not intend to hold to maturity are classified as temporary cash investments.

Marketable Equity Securities

Marketable equity securities are carried at the lower of aggregate cost or market value determined at balance sheet dates. The cost of marketable equity securities sold, if any, is determined using the average cost method.

Inventories

Except for poultry, hog breeder stock and by product which are stated at cost less accumulated depreciation, inventories are valued at the lower of cost or net realizable value. Cost is determined by the first-in first-out, moving average, weighted average and specific identification methods.

Subdivision land and condominium and residential units for sale are carried at lower of cost or net realizable value.

Flight equipment expendable parts, materials and supplies are stated at lower of cost or net realizable value determined by the moving average method.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Investments in Real Properties

Investments in real properties are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the properties.

Property, Plant and Equipment

Generally, property, plant and equipment and capital leases are stated at cost less accumulated depreciation and amortization. Cost includes the cost of borrowed funds used during construction and installation of significant property, plant and equipment and foreign exchange differentials arising from restatement to prevailing exchange rate of foreign currency denominated liabilities related to the acquisition of property. In accordance with Philippine GAAP, property, plant and equipment of certain subsidiaries are carried at appraised values as determined by independent appraisers. Additions subsequent to appraisal dates are stated at cost.

Generally, depreciation is computed using the straight-line method over the estimated useful lives of the properties ranging from 2 to 50 years. The cost of leasehold improvements is amortized over the estimated useful lives of the improvements or the terms of the related leases, whichever are shorter.

Cost of minor maintenance and repairs are charged to operations. Renewals and betterments which extend the useful lives of the equipment are capitalized to the appropriate property accounts. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

Debt Issuance Expenses

Underwriting fees and other expenses incurred in connection with the issuance of bonds and notes are deferred and are being amortized over the lives of the respective debt securities issued. Debt issuance expenses are included in the Other assets account in the consolidated balance sheets.

Developmental and Preoperating Costs

Costs incurred prior to the start of commercial operations and costs directly related to the development of new routes (included under Other assets) were deferred and are being amortized over a period of 10 years from start of commercial operations and flying of new routes, respectively.

Deferred Costs
Expenditures of the telecommunications subsidiary consisting mainly of business development, start-up and project costs are initially deferred and are being amortized over a period of 5 to 10 years when the related activities or projects become operational. Deferred costs are included in the Other assets account in the consolidated balance sheets.

Research and Development Costs
Research and development costs attributable to the evaluation of models of new product lines being contracted for manufacturing by certain subsidiaries are deferred and are being amortized over the terms of the contracts or a maximum of 5 years.

Research and development costs pertaining to unsuccessful product lines are written off.

Maintenance Reserves
Anticipated costs of major repairs and maintenance of flight equipment are provided for based on flying hours. Such estimated costs are accrued and charged to operations. On a periodic basis, the subsidiary reviews the adequacy of the maintenance reserves based on actual maintenance and overhaul costs and past flight hour utilization.

Borrowing Costs
Borrowing costs are generally recognized as expense in the year in which these costs are incurred, except those borrowing costs that are directly attributable to the acquisition, development, improvement and construction of fixed assets and real estate which are capitalized as part of the cost of such assets.

The capitalization of borrowing costs as part of the cost of the assets (a) commences when the expenditures and borrowing costs for the fixed assets incurred and activities that are necessary to prepare the assets for their intended use or sale are in progress; (b) is suspended during extended periods in which active development, improvement and construction of the fixed assets is interrupted; and (c) ceases when substantially all the activities necessary to prepare fixed assets for their intended use or sale are complete.

Sales of Real Estate
Sales of real estate which include land and residential units are generally accounted for under the full accrual method. Under this method, the gain on sale is not recognized until the collectibility of the sales price is reasonably assured and the earning process is virtually complete. When a sale does not meet the requirements for income recognition, gain is deferred until such requirements are met. Sales of real estate which include sale of condominium units are accounted for under the percentage-of-completion method where the real estate subsidiaries have material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

Cost of subdivision land, condominium and residential units sold before completion of the project is determined based on actual costs and project estimates of contractors and technical staff. The costs to complete the development of sold subdivision land, condominium and residential units are shown as Estimated land development costs in the consolidated balance sheets. Interest costs on loans which are directly attributable to the construction are capitalized while development is in progress.

Rental Income
The real estate subsidiaries lease their commercial real estate properties through operating leases. Rental income on leased properties is recognized as earned based on the terms of the lease contracts.

Foreign Currency Transactions
Foreign currency denominated monetary assets and liabilities of the Group are translated at the prevailing Philippine Dealing System weighted average rate at balance sheet dates. Exchange gains or losses arising from foreign currency transactions are credited or charged directly to current operations.

Under Philippine GAAP, exchange differences arising from reporting long-term foreign currency monetary items at rates different from those at which these were previously recorded should, except as discussed in the following paragraph, normally be recognized in income for the year. However, such exchange differences may be deferred and recognized in income over the remaining lives of the monetary items to which they relate. The Group's policy is to recognize in current operations foreign exchange differentials on its long-term foreign currency monetary items.

Additionally, under Philippine GAAP, any exchange difference that results from a devaluation or from depreciation of a currency against which there is no practical means of hedging and that affects liabilities arising directly on the acquisition of assets invoiced and payable in foreign currency is included in the carrying amount of the related assets.

Consistent with Philippine GAAP, the Group capitalizes as part of the cost of the assets acquired or constructed, foreign exchange translation

adjustments on foreign currency liabilities incurred in the acquisition and construction of property, plant and equipment. Foreign exchange translation adjustments on long-term monetary items not related to acquisition of property, plant and equipment are deferred and amortized over the remaining term of the debt.

In March 2000, the Accounting Standards Council (ASC) issued Exposure Draft No. 37 (ED 37), The Effects of Changes in Foreign Exchange Rates (revised), which will eliminate the deferral of foreign exchange differentials but will allow the capitalization of foreign exchange differentials only under modified conditions effective January 1, 2002. In December 2001, the ASC issued ED 37 (revised) to adopt International Accounting Standards. The capitalization of foreign exchange differentials under modified condition based on ED 37 (revised) will be effective on January 1, 2005. The Group's practice has been to capitalize foreign exchange losses arising directly on the acquisition of property, plant and equipment. Upon adoption of ED 37 (revised) on January 1, 2005, the Group will adopt the provisions on capitalization of foreign exchange losses based on the new SFAS which allows said capitalization only under certain conditions.

Pension Plans

The Parent Company and certain subsidiaries' retirement costs are determined using various methods such as the attained age cost method and age actuarial cost method which reflects the services rendered by the employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Unrecognized experience adjustments and past service costs are amortized over the expected remaining working lives of the employees.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting bases of assets and liabilities and their related tax bases and the carryforward benefit of the minimum corporate income tax (MCIT) and the tax effect of the net operating loss carryover (NOLCO). Under this method, deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the periods in which those temporary differences, NOLCO and MCIT are expected to be recovered, settled or applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Earnings Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the year. For diluted EPS, the net income attributable to common stockholders and the weighted average number of shares outstanding is adjusted for the effects of interest expense (net of tax) and all dilutive potential common shares. Dilutive potential common shares represent the Parent Company's guaranteed 3 1/2% Convertible Bonds Due 2003 (the Bonds) issued by its wholly owned subsidiary, JG Summit (Cayman), Ltd. For purposes of the diluted EPS computation, the Bonds are assumed to be converted at the beginning of the year.

Segments

For management purposes, the Group is organized into eight major operating businesses which comprise the bases on which the Group reports its primary segment information. Financial information on business segments is presented in Note 26.

Inter-segment asset, liabilities, revenue, expenses and results are eliminated in the consolidated financial statements.

3. Cash and Cash Equivalents

This account consists of:

	2001	2000
Cash on hand and in banks (see Note 23)	P372,418,361	P195,118,413
Money market placements	3,091,230,487	5,470,108,323
	P3,463,648,848	P5,665,226,736

4. Temporary Cash Investments

This account includes investment in foreign bonds amounting to P7,501.3 million in 2001 and P8,852.2 million in 2000, net of allowance for market decline of P1,580.8 million in 2001 and P1,342.4 million in 2000.

5. Receivables

This account consists of:

	2001	2000
Trade receivables - net of unrealized gain on real estate sales of ₱520,558,774 in 2001 and ₱774,662,976 in 2000 (see Note 23)	₱9,271,019,790	₱6,648,128,996
Advances to affiliated companies and others (see Note 23)	1,880,765,179	2,512,988,682
Finance receivables - net of unearned income	1,553,551,032	1,221,346,981
Interest receivable	1,095,551,618	1,497,052,082
Advances to suppliers	310,659,750	375,122,195
Other receivables	1,460,697,353	1,666,879,233
	15,572,244,722	13,921,518,169
Less allowance for doubtful accounts	1,094,724,444	793,428,501
	₱14,477,520,278	₱13,128,089,668

Finance receivables represent receivables from customers of Robinsons Savings Bank Corporation amounting to ₱1,553.6 million in 2001 and ₱992.0 million in 2000 and of JG Summit Capital Markets amounting to ₱229.4 million in 2000. Both companies are subsidiaries of JG Summit Capital Services Corp.

6. Inventories

This account consists of:

	2001	2000
Finished goods	₱1,554,281,648	₱946,630,496
Work-in-process	382,025,162	367,698,474
Raw materials	1,968,973,918	1,744,049,346
Materials in transit	1,589,413,730	1,235,692,920
Spare parts, packaging materials and other supplies	1,841,343,865	1,308,269,968
Poultry and hog breeder stock, market stock and by-products	561,990,117	488,924,546
Subdivision land and condominium and residential units for sale	2,326,674,735	1,826,800,169
	10,224,703,175	7,918,065,919
Less allowance for inventory obsolescence	42,960,245	23,185,904
	₱10,181,742,930	₱7,894,880,015

Under the terms of the agreements covering liabilities under trust receipts, certain inventories have been released to certain consolidated subsidiaries in trust for the banks. The consolidated subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

7. Equity Investments and Advances

This account consists of:

	2001	2000
At Equity		
Acquisition cost	₱10,928,813,265	₱10,167,195,442
Accumulated equity in net earnings (see Note 16):		
Balance at beginning of year	1,218,999,030	654,087,000
Equity in net earnings for the year (including goodwill amortization)	504,645,402	939,259,667
Accumulated earnings of CAI	(21,902,119)	-
Cash dividends received	(220,000,000)	(374,347,637)
Balance at end of year	1,481,742,313	1,218,999,030
	12,410,555,578	11,386,194,472

(Forward)

	2001	2000
At cost - net of allowance for decline in value of		
P150.1 million in 2001 and P355.9 million in 2000	P2,068,647,810	P2,036,597,237
Advances (see Note 23)	2,897,931,356	2,387,306,691
	P17,377,134,744	P15,810,098,400

On May 17, 1999 and October 18, 1999, the Parent Company through JG Summit Capital Services, sold all of its investments in shares of stock in Philippine Commercial International Bank (PCI Bank), and Far East Bank and Trust Company (Far East Bank), respectively.

The gain from the sale of investments in Apo Cement Corporation , PCIBank and Far East Bank totalling P10.0 billion in 1999 is included in Other income (expenses) account in the consolidated statements of income (see Note 19).

In March 2000, a Subsidiary, converted its advances to 49% equity of the common shares and 100% of the preferred shares of URC International Co. Ltd. (URCICL), a company incorporated in the British Virgin Islands. Subsequently, URCICL formed two wholly owned subsidiaries, namely Hongkong China Foods Co. Ltd. and URC Asean Brands Co. Ltd., also incorporated in the British Virgin Islands, which in turn acquired, for approximately P2.8 billion, majority ownership of the following companies:

Company Name	% of Ownership
URC Hong Kong Company Limited	
(formerly Hongkong Peggy Snacks Foods Co. Ltd.)	100.00
Tianjin Pacific Foods Manufacturing Co. Ltd.	100.00
Shanghai Peggy Foods Co. Ltd.	100.00
Xiamen-Tongan Pacific Foods Co. Ltd.	100.00
URC Foods (Singapore) Pte Ltd (formerly Pan Pacific Snacks Pte. Ltd.)	100.00
URC (Thailand) Co., Ltd (formerly Thai Peggy Foods Co. Ltd.)	100.00
Panyu Peggy Foods Co. Ltd.	90.00
URC Snack Foods (Malaysia) Sdn. Bhd. (formerly Pacific World Sdn. Bhd.)	91.52
Ricellent Sdn. Bhd.	54.03
Presto Trading Co. Ltd.	48.98

The foregoing acquisitions were accounted for by URC as a purchase. The excess of acquisition costs over the fair values of the net assets acquired resulted in a goodwill of P1.149 billion (reflected under "Other assets - unamortized goodwill" in the consolidated balance sheets) which is being amortized on a straight-line basis over 10 years. The investment in URCICL is included in the accompanying consolidated financial statements on the basis of URC's ownership of about 77% of the equity capital (outstanding common and preferred shares) and the control of the financial and operating policies of URCICL and its subsidiaries.

On December 17, 2000, DIGITEL, a subsidiary of the Parent Company entered into an agreement with East Asia Crossing Philippines, Inc. (EACPI) and the Philippine Crossing Land Corporation (PCLC) to form a joint venture known as Digitel Crossing. With this broadband network resource, DIGITEL will be able to cater to a wider spectrum of local and multinational firms operating in top foreign destinations in the US, Europe and Asia. DIGITEL shall own 40% equity interest in the said venture and residual interest shall be shared by EACPI and PCLC at 40% and 20%, respectively. DIGITEL is committed to the joint venture in the amount of US$12.0 million, out of which, it has paid US$7.7 million as of December 31, 2001.

8. Investments in Real Properties

This account consists of:

	2001	2000
Land and improvements	P4,116,909,334	P4,127,776,973
Buildings and improvements	8,142,293,578	7,331,377,743
	12,259,202,912	11,459,154,716
Less accumulated depreciation and amortization	1,926,128,880	1,648,243,033
	10,333,074,032	9,810,911,683
Construction in progress	2,933,635,483	1,249,307,414
	P13,266,709,515	P11,060,219,097

In September 1996, parcels of land of RLC and Manila Midtown Hotels and Land Corporation (MMHLC) were appraised by an independent firm of appraisers. RLC and MMHLC, however, have not recorded the appraised values in their books. The appraised values of the land and its related cost are shown below.

	Appraised Values	Cost
RLC	₱21,557,915,125	₱2,026,933,313
MMHLC	4,215,528,000	176,391,901
	₱25,773,443,125	₱2,203,325,214

Had the appraised values been taken up in the books of RLC, its investment account and its total stockholders' equity as of December 31, 2001 and 2000 would have been increased by ₱22,901.1 million and ₱22,947.8 million, respectively, net of appraised values for land sold amounting to about ₱669.0 million in 2001 and ₱622.4 million in 2000.

Interest expense on loans capitalized to investment in properties amounted to ₱445.0 million, ₱ 87.0 million and ₱85.0 million in 2001, 2000 and 1999, respectively.

9. Property, Plant and Equipment

The following table shows the cost and appraisal increment of property, plant and equipment as of December 31, 2001:

	Cost	Appraisal Increment	Total
Land and improvements	₱2,776,581,071	₱61,484,575	₱2,838,065,646
Buildings and improvements	9,619,917,241	523,188,339	10,143,105,580
Outside plant facilities	11,770,161,400	–	11,770,161,400
Machinery and equipment	25,995,967,170	589,073,064	26,585,040,234
Central office equipment	9,859,385,322	–	9,859,385,322
Furniture, fixtures and equipment	1,757,683,705	2,275,200	1,759,958,905
Transportation equipment	4,232,645,344	1,543,492	4,234,188,836
Flight equipment and others	3,176,339,653	–	3,176,339,653
	69,188,680,906	1,177,564,670	70,366,245,576
Less accumulated depreciation and amortization	21,018,751,482	1,064,098,077	22,082,849,559
	48,169,929,424	113,466,593	48,283,396,017
Leased facilities	2,602,179,974	–	2,602,179,974
Construction in progress and equipment in transit	6,165,810,538	–	6,165,810,538
	₱56,937,919,936	₱113,466,593	₱57,051,386,529

The following table shows the cost and appraisal increment of property, plant and equipment as of December 31, 2000:

	Cost	Appraisal Increment	Total
Land and improvements	₱1,925,618,710	₱61,484,575	₱1,987,103,285
Buildings and improvements	8,793,473,485	523,188,339	9,316,661,824
Outside plant facilities	9,628,030,475	–	9,628,030,475
Machinery and equipment	24,316,667,366	589,073,064	24,905,740,430
Central office equipment	9,026,757,525	–	9,026,757,525
Furniture, fixtures and equipment	947,227,473	2,275,200	949,502,673
Transportation equipment	3,646,273,101	1,543,492	3,647,816,593
	58,284,048,135	1,177,564,670	59,461,612,805
Less accumulated depreciation and amortization	15,817,442,289	1,060,004,399	16,877,446,688
	42,466,605,846	117,560,271	42,584,166,117
Leased facilities	2,917,684,422	–	2,917,684,422
Construction in progress and equipment in transit	5,029,643,773	–	5,029,643,773
	₱50,413,934,041	₱117,560,271	₱50,531,494,312

Sources of Funds

A significant source of financing for the subsidiaries' acquisitions of property, plant and equipment is foreign loans requiring repayment in currencies other than Philippine pesos, principally U.S. dollars (see Notes 13 and 14).

The leased facilities account represents the net present value of the future lease payments covering the local exchange facilities being leased from the Department of Transportation and Communication under the Financial Lease Agreement for a term of 30 years. The corresponding lease

obligation is included in Long-term Debt. The present value of future lease payments for the next five years (in millions) are as follows: 2001- P203.0; 2002 - P191.0; 2003 - P181.7; 2004 - P175.2; and 2005 - P168.2.

Capitalized Costs

Certain property accounts include the following capitalized cost:

a) Interest on loans

Interest charges on loans capitalized to the subsidiaries' property accounts amounted to P527.0 million in 2001, P206.9 million in 2000 and P334.4 million in 1999.

b) Foreign exchange losses

Adjustments to property accounts for exchange differentials arising from restatements of foreign currency denominated loans to prevailing exchange rates were additions of P270.6 million in 2001, P1,131.5 million in 2000 and P600.6 million in 1999.

Impairment Loss

On April 30, 2001, the ASC issued ED 44, "Impairment of Assets," which requires property, plant and equipment and intangible assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, effective January 1, 2002. The Group will adopt the provision on the impairment of assets on a prospective basis upon the adoption of ED 44.

Valuation

Between 1976 and 1987, certain subsidiaries had their property, plant and equipment appraised by independent firms of appraisers. The recording of such appraisals resulted in additions of about P3.0 billion to the valuation of these properties. The net revaluation increment pertaining to these properties as of December 31, 2001, 2000 and 1999 amounted to P101.7 million, P105.8 million and P109.9 million, respectively, and the depreciation of such appraisal increment for each of the three years in the period ended December 31, 2001 amounted to P4.1 million.

Such revaluation increment forms part of the excess of the fair market value of the net assets of certain subsidiaries discussed in the foregoing paragraph over their costs of acquisition which excess is credited to deferred credits (see Note 15) in the accompanying consolidated financial statements.

10. Other Assets

This account consists of:

	2001	2000
Goodwill - net	P1,719,110,254	P1,558,037,802
Deferred charges - net (see Note 14)	1,027,444,532	1,666,079,644
Deferred tax assets (see Note 21)	630,713,503	476,582,310
Miscellaneous investments	612,442,736	538,391,051
Preoperating expenses - net	516,428,732	475,818,130
Miscellaneous deposits (see Note 25)	369,396,199	352,194,146
Others	1,239,735,190	1,000,632,074
	P6,115,271,146	P6,067,735,157

11. Accounts Payable and Accrued Expenses

This account consists of:

	2001	2000
Trade payables	P4,078,813,351	P2,866,067,932
Accrued expenses	3,631,201,332	3,786,914,675
Finance liabilities	1,103,572,626	671,268,575
Other payables (see Note 25)	2,736,770,905	2,903,342,616
	P11,550,358,214	P10,227,593,798

12. Notes Payable

This account consists of short-term Philippine peso and US dollar-denominated loans obtained from local and foreign banks and short-term commercial papers with interest rates at prevailing market rates.

The following table shows the breakdown of notes payable as to security:

	2001	2000
Secured	₱4,086,588,999	₱–
Unsecured	7,253,898,697	3,298,366,408
	₱11,340,487,696	₱3,298,366,408

The foregoing secured notes payable are covered by US treasury notes with face value totaling US$100.0 million as of December 31, 2001.

13. Equipment-Related Liability

This account consists of:

	2001	2000
Suppliers' credit agreements with maturities from 2001 to 2007, at interest rates of 1.5% to 2% over 180-day London Interbank Offered Rate (LIBOR)	₱13,167,273,783	₱12,798,365,716
Suppliers' credit payable quarterly up to 2002 at interest rate of 1.5% over 90-day LIBOR	156,048,847	197,026,912
	13,323,322,630	12,995,392,628
Less current portion	2,458,093,814	1,059,860,595
	₱10,865,228,816	₱11,935,532,033

Debt repayment for the next six years is as follows: ₱2,458.1 million in 2002, ₱1,911.3 million in 2003, ₱2,034.6 million in 2004, ₱2,477.0 million in 2005, ₱1,862.8 million in 2006 and ₱2,579.6 million in 2007.

14. Long-term Debt

Long-term debt is summarized as follows:

	2001	2000
Foreign Currencies		
Convertible bonds amounting to US$300 million with interest at 3½ %	₱5,476,503,810	₱6,445,644,714
US$200 million 8% Notes Due 2002	6,035,065,950	7,435,667,430
US$200 million 8.375% Notes Due 2004	3,919,084,110	3,862,368,234
US$100 million 8 3/8% Notes Due 2006	2,733,099,996	3,222,293,851
US$102.3 million Due 2006	5,287,887,000	–
Various borrowings from banks with maturities from 2001 to 2005, at interest rates of 1.5% to 2% over 180-day LIBOR	3,389,657,198	4,383,407,372
Various loans from foreign banks, payable in semi-annual installments at interest rates ranging from 3.86% to 8.07%	2,482,746,425	2,604,426,629
	29,324,044,489	27,953,808,230
Philippine Peso		
Capital lease obligation (see Note 9)	2,747,122,291	2,880,370,000
Long-term commercial paper maturing in 2001 and 2003, interest is payable quarterly at the rate agreed upon with the creditors	1,500,000,000	2,500,000,000
Philippine Sugar Corporation restructured loans payable in 25 equal annual amortizations of ₱9,884,321 (including interest amounting to ₱6,023,882 in 2001 and ₱6,293,214 in 2000)	80,318,420	83,909,527
	4,327,440,711	5,464,279,527
	33,651,485,200	33,418,087,757
Less current portion	8,040,789,538	2,773,887,364
	₱25,610,695,662	₱30,644,200,393

The following table shows the breakdown of long-term debt as to security:

	2001	2000
Secured	P1,714,366,715	P2,185,521,765
Unsecured	31,937,118,485	31,232,565,992
	P33,651,485,200	P33,418,087,757

For purposes of the foregoing classification, long-term debts of subsidiaries that are guaranteed by the Parent Company and/or covered by a negative pledge on their assets are considered unsecured.

Repayments of long-term debt are scheduled as follows:

	2001	2000
2001	P–	P2,773,887,364
2002	8,040,789,538	9,467,820,688
2003	8,393,790,120	9,400,844,887
2004	5,330,212,581	5,196,935,814
2005	1,394,001,917	695,622,783
2006	8,479,898,422	3,617,816,342
Thereafter	2,012,792,622	2,265,159,879
	P33,651,485,200	P33,418,087,757

The exchange rates used to restate the foreign currency borrowings were P51.690 to US$1.00 and P49.986 to US$1.00 as of December 31, 2001 and 2000, respectively, except for the foreign currency borrowings of certain subsidiaries with fiscal year ending September 30, which were restated at P51.348 to US$1.00 and P46.213 to US$1.00 in 2001 and 2000, respectively.

Underwriting fees and other expenses incurred in connection with the issuance of the Bonds and the Notes have been deferred and are being amortized over the terms of the respective debt securities issued. Accumulated amortization included in deferred charges under Other assets account in the consolidated balance sheets amounted to P566.9 million and P527.2 million as of December 31, 2001 and 2000, respectively.

Some of the loan agreements contain certain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, relate to a subsidiary's ownership structure and nature of business, merger or consolidation with another entity, mortgages of assets, and acquisition of its own capital stock. As of December 31, 2001 and 2000, the subsidiary is in compliance with such loan covenants.

On March 1, 1996, the Parent Company was granted authority by the Securities and Exchange Commission (SEC) to issue long-term commercial papers amounting to P5 billion. Outstanding issuances by the Parent Company of long-term commercial papers amounted to P1.5 billion in 2001 and P2.5 billion in 2000 with maturities in 2001 and 2003. Interest rates range from 14% to 21% per annum.

On October 30, 1996, the Parent Company's Board of Directors authorized the Parent Company or a designated subsidiary to issue up to US$500 million aggregate principal amount of medium-term notes pursuant to a Global Medium-Term Note Programme (the Programme). In 2001, the issuing subsidiary reacquired notes totaling US$8.5 million. Gain on reacquisition amounted to P12.3 million (US$240,795).

On December 19, 1996, Universal Robina (Cayman), Ltd. (URCL) issued US$100 million 8 3/8 % Notes Due 2006 (the Notes) guaranteed by URC. Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at their principal amount, plus accrued and unpaid interest, on December 19, 2006. URCL reacquired US$4.5 million in 2001 and US$12.0 million in 2000 worth of bonds and realized a gain of P33.6 million in 2001 and P48.7 million in 2000.

The Parent Company is contingently liable as guarantor of 3 1/2% Convertible Bonds Due 2003 (the Bonds) issued by its wholly owned subsidiary, JG Summit (Cayman), Ltd. As of December 31, 2001 and 2000, the outstanding balance of the Bonds amounted to US$105.9 million (P5,476.5 million) and US$128.9 million (P6,445.6 million), respectively.

Unless previously purchased and cancelled or redeemed, the Bonds are convertible into the Parent Company's common shares up to November 23, 2003; provided, however, that subject to existing constitutional limitations, the Parent Company shall have the option to pay the cash equivalent to the converting bondholder.

The Bonds are redeemable at the option of JG Summit (Cayman), Ltd., in whole or in part, at 100% of their principal amount plus accrued interest to the date of redemption subject to certain conditions. In 2001, JG Summit (Cayman), Ltd. recorded a gain of P111.1 million (US$2.2 million) from reacquisition of its convertible bonds worth US$11.0 million.

Under the terms and conditions of the Bonds, neither the Parent Company, JG Summit (Cayman), Ltd. nor any principal subsidiary (subsidiary whose gross revenues or total assets exceed 15% of the consolidated gross revenues or consolidated assets of the Parent Company and its subsidiaries where the percentage of ownership exceeds 50%), will create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its property, assets or present or future revenues to secure any public debt. Exceptions are when, at the same time or prior thereto, JG Summit (Cayman), Ltd.'s obligations under the Bonds and the indenture dated December 23, 1993 (the Indenture) or, as the case may be, the Parent Company's obligations under the Indenture:

(i) are secured equally and ratably therewith or benefit from a guaranty or indemnity in substantially identical terms thereto, as the case may be; or

(ii) have the benefit of such other security, guaranty, indemnity or other arrangement as shall be approved by the extraordinary resolution of the bondholders.

In August 2001, JG Summit Philippines, Ltd., a wholly owned subsidiary of the Parent Company issued Guaranteed Floating Rate Notes 2006 (the Notes), with the Parent Company as guarantor. As of December 31, 2001, the outstanding balance of the Notes amounted to US$52.3 million (₱2,703.4 million).

Under the agreement, the obligations of the Parent Company, in respect of the Notes, will constitute direct, unconditional, unsecured and unsubordinated obligations of the Parent Company and (subject as aforesaid) will rank pari passu with all other present and future unsecured and unsubordinated obligations of the Parent Company, save for such as may be preferred by mandatory provisions of applicable law.

On the same date, JG Summit Philippines, Ltd. entered into a Term Loan Facility Agreement, with the Parent Company as guarantor. As of December 31, 2001, the outstanding balance of the loan amounted to US$50.0 million (₱2,584.5 million).

The term loan has a put option where creditor-banks may request repayment from JG Summit Philippines, Ltd. of the whole or any part of its participation in the loan on September 10, 2004, the option date.

Under the term loan facility agreement, neither JG Summit Philippines, Ltd. nor the Parent Company shall procure that no major subsidiary (URC, RLC and DIGITEL) will create or permit to subsist, any security interest (means any mortgages, pledge, lien, charge, assignment or arrangement having the effect of conferring security) of any of its assets. However, this does not apply to the following security interests:

a. over any asset in favor of an export credit agency securing an amount not more than the amount financed or guaranteed by that export credit agency in connection with the acquisition of that asset; or

b. securing any loan or credit accommodation classified by the Manual of Regulations for Banks and Other Financial Intermediaries of the Bangko Sentral ng Pilipinas as a loan or credit accommodation made by a bank or a financial institution to its directors, officers, stockholders and their related interests;

c. securing supplier's credit incurred in the ordinary course of business of the borrowing entity; or

d. arising in the ordinary course of the trade finance business; or

e. as set out in the agreement and securing principal amounts outstanding on the agreement date.

In addition, neither JG Summit Philippines Ltd. nor the Parent Company shall procure that no major subsidiary shall:

a. sell, transfer or otherwise dispose of any of its assets to a third party on terms whereby it is or may be leased to or reacquired or acquired by the Parent Company or any of its related subsidiaries and entities; or

b. sell, transfer or otherwise dispose of any of its receivables to a third party on recourse terms, except for the discounting of bills or notes in the ordinary course of trading, in circumstances where the transaction is entered into primarily as a method of incurring indebtedness except where the sole purpose of the transaction is tax management.

Additionally, the Parent Company is required to maintain certain financial ratios during the term of the loan. As of December 31, 2001, the Parent Company is in compliance with said financial covenants.

15. Deferred Credits

This account represents the unamortized balance of the net excess of equity in net assets at dates of acquisition over costs relating to the acquisition of shares of stock of certain consolidated subsidiaries.

16. Stockholders' Equity

Retained earnings include undistributed earnings amounting to ₱19.7 billion, ₱22.1 billion and ₱20.1 billion as of December 31, 2001, 2000 and 1999, respectively, representing accumulated equity in the net earnings of consolidated and unconsolidated subsidiaries and affiliates, which is not available for dividend declaration until received in the form of dividends from the investees.

The Parent Company has outstanding treasury shares of 98,082,000 shares in 2001 and 2000 and 97,082,000 shares in 1999.

On July 25, 2001, the Parent Company's Board of Directors declared and ratified by the stockholders, a 10% stock dividend to stockholders as of August 24, 2001.

17. Cost of Goods Sold

This account consists of:

	2001	2000	1999
Raw materials used	₱12,705,774,965	₱10,149,601,226	₱9,051,399,478
Containers and packaging materials used	2,269,841,783	2,020,891,191	1,463,268,463
Direct labor	930,625,689	825,817,754	734,503,896
Variable manufacturing/farm expenses	8,939,152,042	5,620,732,986	4,959,188,488
Total manufacturing cost	24,845,394,479	18,617,043,157	16,208,360,325
By-products produced - net	(368,985,703)	(217,811,574)	(190,768,386)
Goods in process	17,767,163	86,051,239	(12,835,908)
Cost of goods manufactured	24,494,175,939	18,485,282,822	16,004,756,031
Finished goods	(271,198,236)	314,875,962	31,303,679
	₱24,222,977,703	₱18,800,158,784	₱16,036,059,710

18. Operating and Other Expenses

This account consists of:

	2001	2000	1999
Depreciation and amortization	₱3,853,290,034	₱2,373,896,810	₱2,218,096,968
Outside services	2,208,130,817	1,755,690,912	1,544,220,679
Salaries and wages (see Note 20)	1,701,158,838	1,412,047,652	1,126,479,482
Utilities and supplies	400,584,448	304,963,751	202,823,854
Others	3,497,520,328	2,207,692,764	2,122,104,934
	₱11,660,684,465	₱8,054,291,889	₱7,213,725,917

19. Other Income (Expenses)

This account consists of:

	2001	2000	1999
Foreign exchange gains - net (see Notes 21 and 23)	₱143,790,115	₱1,113,873,169	₱568,914,497
Gain on sale/repurchase of investment securities	247,312,080	48,658,342	837,204,217
Gain on sale of investments (see Note 7)	–	–	9,961,677,360
Miscellaneous	(582,803,996)	(657,425,236)	(494,610,036)
	(₱191,701,801)	₱505,106,275	₱10,873,186,038

The miscellaneous account includes, among others, provision for decline in value of marketable equity securities, write-offs, amortization of deferred charges and goodwill, plant shutdown and other expenses, net of other income.

20. Pension Plans

The Parent Company and certain subsidiaries have various noncontributory employee benefit plans covering regular and permanent employees. The plans provide retirement, separation, disability and death benefits to their members. The consolidated subsidiaries, however, reserve the right to discontinue, suspend or change the rate and amounts of their contributions at any time on account of business necessity or adverse economic conditions. The funds of the plans are being administered and managed by the stockholders as trustees.

Total pension expenses charged to operations amounted to ₱236.5 million, ₱41.1 million and ₱68.0 million in 2001, 2000 and 1999, respectively.

21. Income Taxes

Under current tax regulations, the corporate income tax rate applicable is 32% in 2000 and onwards and 33% in 1999. Interest allowed as a deductible expense is reduced by an amount equivalent to 38% in 2000 and onwards and 39% in 1999 of interest income subjected to final tax. The regulations also imposed MCIT of 2% of gross income and a NOLCO which may be applied against the income tax liability and taxable income, respectively, over a three-year period from the year of incurrence.

Provision for income tax consists of:

	2001	2000	1999
Current	₱613,684,808	₱620,587,449	₱464,488,789
Deferred	336,910,095	154,414,778	(14,232,950)
	₱950,594,903	₱775,002,227	₱450,255,839

Provision for income tax - current includes the 20% final tax withheld on interest income.

Components of the Group's deferred tax assets and liabilities are as follows:

	2001	2000
Deferred tax assets on:		
Unrealized foreign exchange loss	₱653,081,991	₱476,582,310
Allowance for doubtful accounts	322,718,429	181,022,982
NOLCO	97,610,237	97,823,261
Unfunded pension benefits	6,051,564	3,909,158
Unamortized past service costs	1,341,939	842,178
Others	(63,888,319)	(29,548,796)
MCIT carryforward	20,971,823	22,086,786
	1,037,887,664	752,717,879
Deferred tax liabilities on:		
Unamortized capitalized interest	(862,745,604)	(823,256,306)
Realized foreign exchange loss	(66,001,404)	41,140,705
Unrealized foreign exchange gain on advances	(118,460,526)	(47,622,951)
Double depreciation	(85,245,178)	–
Unrealized profit on excess of market value over cost of hog market stocks	(47,717,355)	–
Others	53,375,917	90,713,572
	(1,126,794,150)	(739,024,980)
	(₱88,906,486)	₱13,692,899

The net current and noncurrent components of deferred tax assets and liabilities are included in the following accounts in the consolidated balance sheets:

	2001	2000
Other current assets	₱407,174,161	₱276,135,569
Other assets	630,713,503	476,582,310
Customers' deposits and other current liabilities	(224,978,267)	–
Due to affiliated companies and other liabilities	(901,815,883)	(739,024,980)
	(₱88,906,486)	₱13,692,899

Of the deferred tax assets on NOLCO, only P3.5 million pertains to the Parent Company and has the following expiry dates:

Year Incurred	Amount	Used	Balance	Expiry Date
1999	P7,162,702	(P570,396)	P6,592,306	2002
2001	4,268,620	–	4,268,620	2004
	P11,431,322	(P570,396)	P10,860,926	

A portion of the MCIT pertaining to the Parent Company's MCIT amounting to P544,461 as of December 31, 2001 will expire in 2003.

A reconciliation between the statutory tax rate and the effective tax rate follows:

	2001	2000	1999
Statutory tax rate	32.00 %	32.00 %	33.00 %
Addition to (reduction in) statutory tax rate resulting from:			
Equity in net earnings of unconsolidated subsidiaries/affiliates	(14.62)	(7.82)	(1.77)
Valuation allowance on NOLCO	14.14	4.37	0.17
Income subjected to lower tax rates	(3.71)	(3.02)	(19.04)
Non-taxable income	(1.21)	(5.77)	(8.39)
Board of Investments (BOI) tax credit and others	(0.88)	(0.40)	(0.65)
Non-deductible interest expense	0.09	0.38	0.13
Change in tax rates	–	–	(0.02)
Provision for decline in value of equity investments	–	2.26	0.38
Others net	1.82	(1.83)	(0.56)
Effective tax rate	27.63 %	20.17 %	3.25 %

22. Earnings Per Share

The following table presents information necessary to calculate EPS:

	2001	2000	1999
Net income	P2,309,853,363	P2,981,504,332	P13,186,538,454
Add interest expense on convertible bonds	273,329,914	378,819,918	269,794,773
Net income applicable to common stock	P2,583,183,277	P3,360,324,250	P13,456,333,227
Weighted average number of common shares	6,797,191,657	6,797,191,657	6,798,191,657
Potential common shares on convertible bonds	310,366,401	332,662,401	332,662,401
Common and potential common shares from assumed conversion	7,107,558,058	7,129,854,058	7,130,854,058
Earnings per share			
Basic	P0.34	P0.44	P1.94
Diluted	–	–	1.89

As of December 31, 2001 and 2000, the assumed conversion of convertible bonds is anti-dilutive.

23. Related Party Transactions

The Group, in their regular conduct of business, has engaged in transactions with each other and with affiliated companies. The more significant transactions include sales, purchases, regular banking transactions, borrowings, leases of properties, and cash advances made and obtained.

Intercompany transactions are eliminated in the accompanying consolidated financial statements.

Related party transactions not eliminated are as follows:

	2001	2000
Advances to affiliated companies	P4,778,696,535	P4,900,295,373
Trade receivables - affiliates	711,865,388	–
Due to affiliated companies	2,101,447,373	2,063,201,764

24. Registration with Government Authorities/Franchise

Certain operations of consolidated subsidiaries are registered with the BOI as preferred pioneer and non-pioneer activities. A particular consolidated subsidiary is also registered with the Philippine Tourism Authority. As registered enterprises, these consolidated subsidiaries are subject to some requirements and are entitled to certain tax and nontax incentives which are considered in computing the provision for income tax.

On January 14, 1998, DIGITEL was registered with the BOI as an expanding operator of public telecommunications services and International Gateway Facility-2 (IGF) on a non-pioneer status with a registered capacity of 785,000 lines covering the areas of Regions I to V and the Cordillera Autonomous Region. Under the terms of its registration, DIGITEL is entitled to income tax holiday (ITH) for 3 to 6 years on income derived from certain areas, additional deduction of labor expenses for 5 years but not simultaneous with the income tax holiday, employment of foreign nationals for 5 years and unrestricted use of consigned equipment. However, DIGITEL is subject to certain requirements such as (a) maintaining a base equity of at least 25%, (b) filing of specialized financial reports with the BOI, and (c) the need for prior approval to issue stock convertible into voting stock, repurchase its own stock, invest in, extend loans or buy bonds in substantial amount from any enterprise other than those bonds issued by the Philippine Government, expand its capacity, with or without incentives and the transfer of ownership or control of the subsidiary.

On August 7, 2000, DIGITEL was granted by the National Telecommunications Commission (NTC) a Provisional Authority (PA) authorizing it to construct, install, operate and maintain a Nationwide Cellular Telephone System (CMTS) using Global System for Mobile (GSM) and/or Code Division Multiple Access (CDMA) technology. In this connection, the Parent Company will build a high-powered performance GSM/1800 network with a suite of application and services.

Such PA expired on February 7, 2002, although prior to the said date, a motion for extension was filed by the Parent Company with the NTC on January 23, 2002. A PA is a continuing authority which means that even if it has already expired, a company can still operate.

On August 10, 2001, DIGITEL was registered with the BOI as a new operator of telecommunication systems or nationwide cellular mobile telephone services-GSM Communication network, on a pioneer status with a registered capacity of 553,451 lines. Under the terms of its registration, DIGITEL is entitled to ITH for six years, reckoned from January 2003 or from the actual start of commercial operation whichever comes first, but in no case earlier than the date of registration; provided, however, that the subsidiary has complied with the infusion of the minimum investment cost of ₱1.0 billion not later than 4 years from the date of its registration. In case of failure to comply with the said investment requirement, the BOI shall be constrained to automatically amend the project's status of registration from pioneer entitled to 6 years ITH to non-pioneer entitled to 4 years ITH. Prior to availment of ITH incentive, the subsidiary shall submit proof of compliance to the Tree Planting Program of the BOI. The subsidiary is also allowed for an additional deduction of 50% of the wages if the project meets the prescribed ratio of capital equipment to number of workers set by the BOI of not more than US$10,000 to one worker and provided that this incentive shall not be availed of simultaneously with the ITH. Also, the subsidiary shall have unrestricted use of consigned equipment and allowed to employ foreign nationals.

In relation to the incentives from BOI, the DIGITEL is required to maintain a 75:25 debt to equity ratio. As of December 31, 2001, DIGITEL is in compliance with such requirement.

CAI operates under a franchise which extends up to the year 2031 granted by the Philippine Government under Republic Act No. 7151. As provided for under the franchise, CAI is subject to franchise tax of five percent of the gross revenues derived from transport operations.

CAI shall also be subject to income tax levied under Title II of the National Internal Revenue Code, as amended, and tax on its real property under existing laws on revenues earned from activities other than air transportation.

In the event that any competing individual, partnership or corporation receives and enjoys tax privileges and other favorable terms which tend to place the subsidiary at any disadvantage, then such provisions shall be deemed *ipso facto* part hereof and shall operate equally in favor of the subsidiary. Hence, for purposes of computing the corporate income tax, CAI depreciates its assets to the extent of not more than twice as fast the normal rate of depreciation, pays the lower of the franchise tax and the corporate income tax and carryovers as a deduction from taxable income any net loss incurred in any year up to 5 years following the year of such loss.

25. Commitments and Contingent Liabilities

a. ₱2.03 Billion Bid for the Philippine Government's Equity
<u>in Philippine Shipyard and Engineering Corporation (Philseco)</u>

In December 1993, the Parent Company, as a member with a 60% interest in a consortium with Jurong Shipping Ltd. and Sembawang Holdings Pte Ltd. (co-bidders), submitted the highest bid amounting to ₱2.03 billion for the acquisition of the Philippine Government's equity representing 87.67% of the outstanding capital stock of Philseco.

In January 1994, the Committee on Privatization (COP) of the Asset Privatization Trust (APT) awarded the Philseco sale to Philyards Holdings, Inc. (Philyards) on the basis of its exercise of an option to top the highest bid by 5%, made possible by the other losing bidders joining Philyards to package their topping bid. The Parent Company believes that this decision is without merit and has filed before the Supreme

Court on March 11, 1994 a petition for mandamus to nullify the award to Philyards and to compel the COP and the APT to award the sale to the Parent Company.

On November 20, 2000, the Supreme Court of the Philippines upheld the Parent Company's case and rendered its decision awarding to the Parent Company the highest bid for the acquisition of Philseco shares.

On January 29, 2001, respondents Philyards, the COP and APT have filed with the Supreme Court, a motion for reconsideration of the November 20, 2000 Supreme Court's decision.

As of January 28, 2002, the final resolution of the case is pending with the Supreme Court. It is the opinion of the management that this claim will be resolved without material adverse effect on the accompanying consolidated financial statements.

As of December 31, 2001 and 2000, Other assets account includes P130.0 million (see Note 10) representing required bid deposit paid to APT. The bid deposit, of which 60% belongs to the Parent Company and the remaining 40% to the co-bidders, is currently being held under escrow with Equitable-PCIBank Inc. pending resolution of the case described in the preceding paragraph. The amount due to the Parent Company's co-bidders of P52.0 million is shown under Accounts payable and accrued expenses account in the accompanying consolidated balance sheets.

b. Others

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which are pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material effect on the consolidated financial statements.

In the normal course of business, the Parent Company also makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment and tax assessments. The Parent Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

c. Off-balance Sheet Items

In the normal course of a subsidiary bank's operations, there are various outstanding contingent liabilities and bank guarantees which are not reflected in the accompanying consolidated financial statements. The subsidiary bank does not anticipate material unreserved losses as a result of these transactions.

The following is a summary of the subsidiary bank's commitments and contingent liabilities at their equivalent peso contractual amounts:

	2001	2000
Outward bills for collection	P447,020	P335,265
Items held for safekeeping	9,892	3,607
Others	1,724	688

In addition, in the normal course of business, certain subsidiaries have contingent liabilities arising from foreign exchange forward contracts. Related revaluation adjustments up to December 31, 2001 and 2000 have been reflected in the accompanying consolidated financial statements. Contractual obligations arising from these contracts outstanding as of December 31, 2001 have been fully settled and complied with by the respective subsidiaries in the first quarter of 2002. Only one contract amounting to US$2.0 million is still pending settlement by June 2002, the contractual maturity date.

The subsidiaries settled their forward exchange contracts in the first quarter of 2002 at a net gain of US$463,000.

26. Business Segment Information

The ASC issued SFAS No. 31, effective for financial statements, as applicable, beginning on or after January 31, 2001. Such SFAS requires that a public business enterprise report financial and descriptive information about reportable segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources among operating segments.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturer of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; sugar milling and refining and flour milling.

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions, and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Textiles - manufacturer and exporter of pure cotton and blended yarns as well as pure cotton and blended fabrics including denim and piece-dyed fabrics (twills and canvass) chambray.

- Telecommunications - service provider of voice and data telecommunication services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products; value-added network provider using electronics data interchange).

- Petrochemicals - manufacturer of polypropylene, polyethylene and other industrial chemicals.

- International capital and financial services - thrift banking operations; foreign exchange and securities dealing; and offshore financial institutions.

- Air transportation - air transport services both domestic and international.

- Other supplementary businesses - manufacturer of printed circuit boards; air charter services; power generation; printing services; internet-related services; packaging materials; insurance brokering and securities investments.

Financial information about the operations of these business segments is summarized as follows:

	Revenues		Total Assets		Net Assets	
	2001	2000	2001	2000	2001	2000
			(In Millions)			
Food, agro-industrial and commodities	₱18,883.3	₱15,705.5	₱33,162.3	₱27,361.2	₱15,350.6	₱13,528.6
Telecommunications	6,517.0	4,823.0	36,269.0	34,386.6	5,888.0	5,852.2
International capital and financial services	4,592.2	4,336.0	34,794.2	33,751.9	19,773.4	19,381.1
Petrochemicals	3,962.7	3,922.2	11,364.0	10,892.9	776.6	1,656.0
Air transportation	3,761.6	–	1,936.0	–	119.4	–
Real estate and hotels	3,406.7	3,020.0	18,191.2	15,098.5	9,354.2	8,536.8
Textiles	2,064.6	1,800.2	3,850.7	3,617.5	2,112.5	1,775.4
Other supplementary businesses	997.0	833.3	1,716.4	1,572.9	(20.8)	0.5
	₱44,185.1	₱34,440.2	₱141,283.8	₱126,681.5	₱53,353.9	₱50,730.6

27. Subsequent Events

On January 4, 2002, the Parent Company established JG Summit Limited, a wholly owned subsidiary incorporated as an international business company with limited liability under the laws of the British Virgin Islands.

In January 2002, JG Summit Limited issued US$100 million (₱51,690.0 million), 9.25 per cent Notes due 2006 (the Notes) which are unconditionally and irrevocably guaranteed by the Parent Company. The terms and conditions of the Notes provide for a negative pledge and financial covenants to be complied with by JG Summit Limited and the Parent Company starting 2002.

In April 2002, the Parent Company's Board of Directors approved to appropriate ₱8,827.3 million from its unrestricted retained earnings for the following:

Appropriation for JG Summit Philippines, Ltd. 02 Note under the Global Medium Term Note Program	₱7,327,315,950
Appropriation for the Parent Company's long-term commercial papers maturing in 2003	1,500,000,000
	₱8,827,315,950

28. Reclassification

Certain accounts in 2000 were reclassified to conform with the 2001 presentation.

CORPORATE DIRECTORY

COMMON STOCK

Listed on the
Philippine Stock Exchange
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City Philippines

Stock Transfer Agent
Bank of the Philippine Islands
4F BPI Building
Ayala Ave. cor Paseo de Roxas
Makati City, Philippines

GLOBAL DEPOSITARY SHARES

Depositary
Citibank, N.A.
111 Wall Street
5/F New York, New York
10043 USA

Custodian
Citibank, N.A.
8741 Paseo de Roxas
Makati City, Philippines

Listed on the
Luxembourg Stock Exchange
Avenue de la Porte Neuve 11
L-2011 Luxembourg

Listing Agent
Banque Internationale a Luxembourg
Societe Anonyme, 69 route d'Esch
L-2953 Luxembourg

CORPORATE HEAD OFFICE

JG Summit Holdings, Inc.
43/F Robinsons-Equitable Tower
ADB Ave. corner P. Poveda St.
Pasig City, Metro Manila, Philippines
TEL No. (632) 633-7631-40
Fax No. (632) 633-9387

INDEPENDENT PUBLIC ACCOUNTANTS

SyCip, Gorres, Velayo & Co.
Certified Public Accountants
SGV Building, 6760 Ayala Avenue
Makati City, Philippines

LEGAL COUNSEL

Romulo, Mabanta, Buenaventura, Sayoc & de los Angeles Law Office
30/F Citibank Tower, 8741 Paseo de Roxas
Makati City, Philippines

Balgos & Perez Law Office
1001-1005 West [illegible] Tower
Exchange Road, Ortigas Center
Pasig City, Philippines

COMPANY WEBSITE

www.jgsummit.com.ph

Information Required by the SEC Pursuant to SRC Rule 17.1 (b)

CONSOLIDATED AUDITED FINANCIAL STATEMENTS

The consolidated audited financial statements of JG Summit Holdings, Inc. as of December 31, 2001 and 2000 are incorporated by reference to pages 36 to 61 of this Annual Report.

DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations

JG Summit Holdings, Inc. generated consolidated revenues of P44.19 billion for the year ended December 31, 2001, up by 28.3% from last year's P34.44 billion. The substantial increase is attributable to the significant revenue growth posted by the Company's largest revenue contributor, Universal Robina Corporation (URC) and its telecommunications arm, Digital Telecommunications Philippines, Inc. (Digitel), which increased 20.2% and 35.1%, respectively. Improved revenues in its real property sector, Robinsons Land Corporation (RLC) and textile business, Litton Mills, Inc., (LMI), were also sources of the increased revenues. The full consolidation of Cebu Air Inc. (Cebu Pacific), the Company's air transport business, added revenues for 2001. In September 2001, the Company, through a subsidiary, acquired the remaining 51% stake in Cebu Pacific, making it a wholly owned subsidiary of JG Summit. The increased revenues in 2001 were partially reduced by equity earnings in affiliated companies which declined 46.4% as United Industrial Corp., Ltd. (UIC, Ltd.) and First Private Power Corporation (FPPC) posted lower earnings this year.

Gross profit margins improved to P19.96 billion in 2001 from P15.64 billion in 2000, or an increase of 27.6%. Operating expenses increased 44.8% from P8.05 billion in 2000 to P11.66 billion primarily due to the 41% increase in depreciation and amortization charges from P4.4 billion to P6.2 billon. Interest expense and other financing charges also increased due mainly to the effects of the depreciation of the value of peso against US dollar and additional borrowings.

As a result, operating income improved by 8.8% to P3.63 billion from P3.34 billion.

Net income, however, dropped 22.5% to P2.31 billion against last year's P2.98 billion. This includes non-recurring items amounting to P335.5 million consisting of write down in value of investment and marketable securities, and write-off of various plants and shutdown expenses. Excluding such items, net income decreased by 9.8%.

EBITDA (earnings before interest, taxes depreciation and amortization) in 2001 increased P14.15 billion from P12.42 billion in 2000.

<u>FOODS</u>

URC registered a consolidated net sales of P18.9 billion for the fiscal year ended September 30, 2001, a 20.2% increase over last year's P15.17 billion net sales. Revenue growth was attributed to the impressive performance of the branded consumer foods, complemented by its international operations in Southeast Asia and China. In addition, URC's farm, feeds, flour and sugar operations have also posted substantial increase in revenue.

URC's gross profit margins posted an increase of 23.7% to P5.4 billion. Income from operations also showed

significant improvements fromP1.3 billion to P1.5 billion, translating into a 14.3% increase. This is attributable to URC's continuous efforts of achieving operating efficiencies, effective supply chain management particularly in inventories and raw and packaging materials.

Net income figures as of end of fiscal year 2001 is up by 22.4% from last year's P867.5 million to P1.062 billion.

PROPERTY AND HOTEL MANAGEMENT

RLC posted gross revenues of P3.41 billion for fiscal year 2001, a 12.9% improvement from last year's P3.02 billion. Operating income for the year likewise improved by 4.95% from P1.01 billion last year to P1.06 billion this year. Pre-tax income increased by 16.17%, from P0.96 billion in 2000 to P1.113 billion in 2001.

The Commercial Centers Division accounted for P1.49 billion of the real estate revenues for the year. This 14.6% improvement from last year's P1.3 billion was due mainly to rental improvements from the Company's malls.

RLC's High-rise Division realized gross revenues of P805.8 million, a substantial 59% increase form P506.8 million of last year. The growth continued to be led by the successful twin-tower Robinsons Place Residences along Padre Faura Street in Ermita, Manila. RLC enjoys stable recurring lease income from two of its office buildings (Galleria Corporate Center and Robinsons-Equitable Tower, both of which have become the choice corporate addresses of reputable multinational and domestic companies.

The Hotels Division generated revenues of P751.9 million, reflecting a slight improvement from last year's P745.6 million. The Company's hotels and apartelle registered the following average occupancy rate during the period: Manila Galleria Suites at 68%, Manila Midtown Hotel at 62%, Cebu Midtown Hotel at 79% and Robinsons Apartelle at 52%. The Group is hopeful that domestic and international tourist arrivals will increase in the near future.

The realized gross revenues from RLC's housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corporation, was P305.2 million as against last year's P440.9 million.

TELECOMMUNICATIONS

DIGITEL's consolidated operating revenues rose to P6.52 billion for the year ended December 31, 2001, or a 35% increase from P4.82 billion for the year ended December 31, 2000. DITSI, a wholly owned subsidiary, contributed P38.4 million to the year 2001 consolidated revenues.

The growth in fixed-line revenues is attributable mainly to the combined effects of (a) growth in the number of telephone lines connected from 365,476 in 2000 to 403,254 in 2001; (b) currency related adjustments in service rates resulting from the depreciation of the peso relative to the US dollar; and (c) the establishment of direct circuits with major foreign administrations which enhanced the international toll revenues generated by DIGITEL. The increase in international toll revenues was partially offset by the negative impact on domestic toll revenues of the popularity of Cellular Mobile Telephone System (CMTS). DITSI's revenue contribution in 2001 primarily consisted of data, internet and other network services.

Operating and general expenses on a consolidated basis for 2001, which included DITSI's operating expenses of P358.5 million, increased to P2.16 billon, a 43% increase form P1.51 billion last year. The increase is attributable to (a) higher provision for doubtful accounts, (b) increase in rental of buildings and facilities, equipment and utilities arising form data business expansion; (c) higher employee-related compensation and benefit packages and skills training program; (d) increase in maintenance expenses primarily due to increased repairs and maintenance of existing facilities and equipment including the contracted maintenance agreements for computerized systems and (e) incremental costs associated with DIGITEL's sales and marketing thrusts.

Consolidated depreciation and amortization expenses for the year ended December 31, 2001 increased to P3.01 billion, a 44% increase form P2.09 billion for 2000 due to an increase in the Company's depreciable asset base resulting form the completion of major expansion projects and continuing investments in telecommunication facilities. DITSI contributed a total depreciation expense of P2.6 million for the year 2001.

Considering the factors above, DIGITEL generated consolidated operating income of P1.34 billion in 2001, net of DITSI's operating losses of P2.7 million. This posted a 10% increase from P1.22 billion in 2000. DIGITEL registered a consolidated net income of P66.9 million in 200 against a net income of P4.7 million in 2000.

TEXTILES

The combined revenues of LMI's and Westpoint Industrial Milling Corporation's revenues for fiscal year 2001 increased by 14.7% to P2.06 billion from last year's P1.80 billion. This is a significant improvement for the Company's textile business as its revenue growth for the previous years remained flat, due mainly to the glut in the textile industry then. Net income for the year substantially increased by 54.7% from P95.4 million in 2000 to P147.6 million in 2001. Increased sales volume, attributable to Swift-Litton Alliance, a joint venture with Swift Denim USA, reduced production costs and operating expenses contributed to its improved performance.

AIR TRANSPORTATION

Cebu Pacific became a wholly owned subsidiary of JG Summit with the acquisition of its 51% outstanding capital in September 2001. As of year-end December 3,1 2001, the accounts of Cebu Pacific have been consolidated in JG Summit's financial statements.

Cebu Air's operating revenues for the year ended 2001 increased by 28.4% from P2.93 billion in 2000 to P3.76 billion in 2001. It registered a net income of P80.8 million for 2001 compared to last year's P24.9 million. Revenues from domestic flights improved as Cebu Pacific flies to and from 12 major cities in the country. It started flying internationally to Hong Kong in late November 2001. Cebu Pacific intends to fly to other Asian cities in 2002, which will definitely be a revenue contributor in the coming years.

PETROCHEMICALS

JG Summit Petrochemicals Corporation (JGSPC) posted revenues of P3.96 billion, up by 1.03% over the same period last year. Net loss for 2001 reached P1.10 billion compared to last year's net loss of P625.3 million. Flat sales, increased operating expenses due to higher depreciation and interest charges caused the further dip in its operations. Total sales reached 117,601 metric tons of combined polypropylene (PP) and polyethylene (PE) products. JGSPC was the overall market leader among the local manufacturers of PP and PE.

FINANCIAL SERVICES

Robinsons Savings Bank generated net earnings after tax of P75.2 million for the year ended December 31, 2001, a 77.7% increase from the same period last year. Total resources grew to P2.02 billion as of December 31, 2001, while loans improved to P1.51 billion. Deposits grew to P1.10 billion, a 63.7% growth from P674.1 million in 2000. JG Summit Capital Markets Corporation generated revenues of P258.7 million, with total assets of P2.45 billion as of December 31, 2001.

EQUITY EARNINGS

UIC, Ltd. posted an operating loss after tax of S$21.24 million, down by 129.3% from last year's after tax income of S$72.41 million. This includes exceptional loss of S$77.59 million due to the write down in the values of its investment properties as of year end December 31,2001. Excluding the asset revaluation deficit, the attributable profit from operations is S$56.35 million which is 22% below that of the previous year. This decline is primarily a result of a S$15 million provision for residential properties at the Singapore land level, lower rental income and property impairment provision in an associated company. Average rental rates of the Group's investment

properties continued to decline amidst the downturn in the Singapore economy.

FPPC registered a net income of P798.9 million in 2001 compared to P1.07 billion in 2000 mainly from equity earnings in its investments in Bauang Private Power Corporation and Panay Power Corporation.

Toledo Power Corporation posted a net income of P97.6 million in 2001 as against last year's P128.3 million.

<u>2000 VS. 1999</u>

JG Summit Holdings, Inc. posted net income of P2.98 billion for the year ended December 31, 2000, dropped 77.4% from last year's net income of P13.19 billion, which included extraordinary gains from the sale of APO Cement, PCIBank and Far East Bank. Excluding non-recurring items, net income went up by 6.4% from P2.80 billion in 1999.

EBITDA (earnings before interest, taxes and depreciation and amortization charges), excluding non-recurring items, rose 11.5% to P12.42 billion in 2000 from P11.14 billion in 1999. Including non-recurring items, EBITDA declined 42.3% from P21.53 billion.

Consolidated revenues increased by 14.1% to P34.44 billion in 2000 from P30.17 billion in 1999 following consistent improvements in revenues of foods, real estate, telecommunications, electronics and petrochemicals businesses. Revenues from the textile business fell slightly by 1.4%.

Cost of goods sold rose 17.2% due to increased production costs in petrochemicals, foods and electronics businesses. URC's overseas operations in the Southeast Asian region, which were consolidated only in 2000, contributed about P1.50 billion in cost of sales. Operating expenses jumped 11.7% from P7.21 billion in 1999 to P8.10 billion in 2000. URC's regional operations contributed about P500 million for the year 2000. Depreciation and amortization charges, part of the Company's combined operating expenses, went up by 12.8% from P3.93 billion last year to P4.42 billion this year due to an increase in the Company's depreciable asset base resulting from the completion of major expansion projects. Incremental costs associated with sales and marketing thrusts of the Company's foods and telecommunications businesses are also major contributors to the increased operating costs.

Interest and other charges increased 7.4% from P3.96 billion to P4.25 billion. Although most of the Company's dollar-denominated debt, except those of Digitel's, were maintained at last year's level, the impact of the weakening of the Philippine peso vis-à-vis US dollar has greatly affected the Company's financing costs. The increase can also be attributed partly to the change in the treatment of borrowing costs of Digitel, the Company's telecommunications arm and JG Summit Petrochemicals Corporation (JG Summit Petrochem), its petrochemicals business. Interest cost related to Digitel's and JG Petrochem's externally-financed projects are charged directly to interest expense rather than to capitalize in view of the substantial completion and turnover of projects in 2000.

As a result, the Company's consolidated net operating income improved by 12.4% to P3.34 billion compared to last year's P2.97 billion.

URC further increased its revenues to P15.71 billion, up by 14.15 over last year, despite the difficult conditions that prevailed during the year. URC's gross profit margin improved by 7.4% at P4.40 billion but due to higher depreciation charges and expenses incurred by the regional snackfoods business, income from operation declined by 17.1% to P1.31 billion. With net extraordinary miscellaneous charge of P404.6 million consisting of provision for decline in value of marketable equity securities, amortization of goodwill, and write-off of various plants and farms, net income amounted to P867.5 million, down by 4.2% from 1999.

URC's branded consumer foods registered a 9.5% increase in volume, which is attributed to the revenue contribution of URC's regional operations. In the local market, URC continued to maintain leadership positions in the core snack, candy, chocolate, and biscuit categories. Agro-industrial posted a 14.5% increase in volume.

Hog sales increased by 17.9% in volume, while, while feed volume likewise grew by 13.0%. Robichem posted a 10.5% improvement in revenue. Conversely, the commodity foods business registered a 12.4% decline in revenue, as commercial sugar sales decreased significantly due to the industry-wide drop in sugar cane output. Flour sales volume was flat, while pasta volume increased by 10.8%. Internal consumption of sugar and flour continued to increase due to the big jump in the sales of biscuits, candy and chocolates.

During the fiscal year, URC showed that it could adapt and seize market opportunities even in difficult times. URC's solid business foundation, including brand strength, innovation and category management, helped sustain it with its customers and consumers during this period. Candy, chocolate and biscuit brands grew at rates greater than their respective categories, leading to further market share gains. The Company made excellent progress in its overseas operations in Thailand, Malaysia, Singapore and China. URC also established a joint venture company in JOYCO Universal Robin Corporation (Joyco URC), in partnership with the Joyco Group of Spain, the world's leading bubble gum and lollipop company. Joyco URC will start its commercial operations in year 2001. In addition, URC successfully streamlined its Flour and Feeds divisions as part of a continuing process to improve operating efficiencies.

RLC posted favorable results for fiscal year-end 2000 despite the country's political and economic problems. Gross revenues increased by 15.7% from P2.61 billion last year to P3.02 billion this year. Net income, on the other hand, increased by 17.6% from P576.1 million in 1999 to P674.4 million in 2000.

The Commercial Centers Division posted rental revenue for the year equivalent to P1.28 billion, a 17.45 improvement from last year's P1.09 billion. This was achieved primarily through consistent rental improvements from the Company's shopping centers. Particularly notable are the performances of its four largest malls, the Robinsons Galleria, Robinsons Place-Manila, Robinsons Place-Bacolod, and Robinsons Place-Imus.

The High-Rise Buildings Division recorded realized gross revenues this year amounting to P506.8 million, as against P476.8 million of last year. The Company's housing subsidiaries, Robinsons Homes Inc. and Trion Homes Dev't. Corp., recorded realized gross revenues of P440.8 million, a 109.1% increase from last year's P210.8 million. Accounting for the substantial increase is the good market reception of its projects, which consist of: the Antipolo development, Robinsons Vineyard in Dasmarinas, Cavite, Southsquare Village, Robinsons Highlands in Davao City, Grosvenor Place and Centennial Place in Quezon City.

The hospitality industry as a whole was weak and our hotels were no exception. The Company's Hotels Division reported gross revenues of P745.6 million as against P804.9 million last year, a 7.4% decline. The Group's two main hotels registered lower average occupancy rates with Manila Galleria Suites averaging at 68% this year compared to 70% last year, while the Manila Midtown Hotel averaging at 51%.

DIGITEL's consolidated operating revenues rose to P4,823.0 million, for the year ended December 31, 2000, or a 31.1% increase from P3,677.9 million for the year ended December 31, 1999. DITSI, a wholly-owned subsidiary, contributed P156.6 million in consolidated revenues for the year 2000.

The growth in fixed-line revenues is attributable mainly to the combined effects of (a) growth in the number of telephone lines connected from 269,500 in 1999 to 360,476 in 2000, as well as increased telephone usage resulting form accelerated sales and marketing activities; (b) currency related adjustments in service rates resulting from depreciation of the peso relative to the US dollar; and (c) establishment of additional direct circuits with major foreign administrations which enhanced the international toll revenues generated by DIGITEL. The increase in international toll revenues was partially offset by the negative impact of the decrease in international and accounting settlement rates as well as reduction in IDD rates for calls to certain destination. DITSI's revenue contributions in 2000 primarily consisted of data, internet and other network services.

Operating and general expenses on a consolidated basis for 2000, increased to P1,513.8 million, a 14% increase from P1,329.0 million last year. The increase is attributable to (a) increase in rental of buildings and facilities, equipment and utilities arising from expansion of the existing telecommunications network; (b) higher employee-related expenses resulting from the growth in manpower resources, enhancement of existing employee compensation and benefit packages and skills training program; (c) increase in maintenance expenses

primarily due to increased repairs and maintenance of existing facilities and equipment including the contracted maintenance agreements for computerized systems and (d) incremental costs associated with DIGITEL's sale and marketing thrusts. The increase was offset, in part, by the reduction in professional fees and lower provision for doubtful accounts.

Consolidated depreciation and amortization expense for the year 2000 increased to P2,091.4 million, a 13% increase from P1,846.3 million last year due to an increase in the Company's depreciable asset base resulting form the completion of major expansion projects in 2000 and continuing investments in telecommunications facilities. DITSI contributed a total depreciation expense of P0.6 million for the year 2000.

Considering the factors mentioned above, DIGITEL generated consolidated operating income of P1,217.8 million in 2000, net of DITSI's operating losses of P575 million. This posted a 142% increase from P502.5 million in 1999.

Equity in net earnings increased by 30.3% mainly due to take up of equity income in United Industrial Corp., Ltd., Cebu Air Inc. and its power-generation companies First Private Power Corp. and Toledo Power Corp.

<u>1999 VS. 1998</u>

JG Summit Holdings, Inc. registered a net income of P13.19 billion for the year ended December 31, 1999. Including the gain from the sale of holdings in APO Cement Corp., PCIB and Far East Bank totaling P9.96 billion, the Company's net income increased by as much as 385.3% from last year's net income of P2.72 billion.

Excluding non-recurring items, the recurring net income amounted to P2.80 billion, a 27.9% increase over last year's recurring net income of P2.19 billion. The consistent strong performance of URC, the steady recovery of the real estate business and the considerable reduction in interest expense all contributed to such increase despite loss of income contribution from its cement business and equity income from the banks. The equity income from banks reflected in 1999 was the Company's share in net income of PCIBank and FEBTC before the divestments.

With the sale, the Company is directing its attention towards expanding its core businesses and is setting its sights on international markets, in particular China and Southeast Asia.

Gross revenues amounted to P30.17 billion, a substantial growth of 16.4% from last year's P25.91 billion. The growth is largely attributed to the steady and solid performances if the Company's foods, telecommunications, and property businesses and full year operations of the petrochemical business.

Cost of goods sold amounted to P16.04 billion, up by 29.4% from P12.39 billion last year. URC accounted for almost 60% of the cost of goods sold, followed by JG Summit Petrochem, which accounted for 19.1%. However, cost of sales for the real estate business was lower than last year by 18.4%.

Operating expenses jumped 29.6% to 7.21 billion. Operating charges incurred by JG Summit Petrochem due to its full operations and the increased operating expenses of Digitel caused mainly by higher depreciation charges on its depreciable assets have been the main reason for the increase in operating expenses. However, URC's operating expenses have been well managed this year, declining 18.3% of its net sales, an improvement of 0.9% compared to last year.

Interest expense declined significantly by 11.2% due to the substantial reduction in the Company's short-term peso and medium-term dollar denominated borrowings. The cash raised from the sale of investments allowed the Company to retire most of its short-term debt and a significant portion of its foreign currency borrowings.

As a result, net operating income decreased 15.2% to P2.97 billion from P3.50 billion last year.

Universal Robina Corp. achieved another record year for sales, notwithstanding the unstable economic situation

that prevailed in 1999. URC generated revenues of P13.77 billion, up 11.8% as compared to the previous year. This remarkable gain is mainly attributed to the consistent solid performances of the company's branded consumer foods and complemented by the turnaround of Robina Farms' day-old chick business. Branded consumer foods accounted for 76.2% of URC's consolidated revenues.

URC managed to maintain its gross profit margins at 29.7% of sales at P4.09 billion. Income from operations increased 10.3% to P1.57 billion.

The biscuit and candy categories assumed the role of prime drivers of URC's growth during the last fiscal year. At the same time, URC successfully launched new brands including Maxx Dalandan Orange, Dynamite Melon, Lush center-filled chocolate among others.

Robina Farms' revenues grew by 11.2%, driven by the turnaround of the day-old chick business, which increased net sales by 32.9%. RF maintained leadership in both the broiler and layer day-old chick segments at 40% and 55% market shares, respectively. The hog business showed a slight improvement in revenue, despite a slight decline in sales volume due to increased mortalities caused by respiratory disease. Robichem Laboratories posted an 18.4% increase in net sales as it continues to expand its market base in an industry dominated by multinationals. Universal Corn Products, URC's feeds division, recorded a 12.2% increase in volume due to the expansion of Star Feeds accounts in growth areas.

URC's sugar and flour businesses generated sales of P386.8 million and P1.01 billion, respectively. Both commodity units had lower sales volumes as compared to the previous year. Conversely, internal consumption of sugar and flour increased considerably due to the big jump in the sales of biscuits, candy, chocolates and instant noodles.

Robinsons Land Corporation (RLC) posted favorable results for fiscal year 1999 indicating steady recovery from the real estate softening of the past years. Gross revenues increased by 6.78% form P2.45 billion last year to P2.61 billion this year. Operating income also increased from P751.6 million last year to P861.5 million this year. Net income likewise increased from P571.06 million of last fiscal year to P576.08 million, a 0.88% appreciation.

The commercial centers division accounted for P1.087.05 million of the real estate revenues, 25.31% increase over last year's P867.6 million. Rental improvements for the Company's existing malls, most especially the Robinsons Place - Manila mall, and the improved tenant mix of the Galleria mall contributed part to this increase. In addition, the division enjoyed a swift take-up of additional leasable spaces in its latest mall, Robinsons Place-Imus which has a leasable space of approximately 37,000 sq. meters.

The Hotels division reported gross revenues to-date of P804.9 million as against P893.7 million last year and pre-tax income of P122.1 million this year against P209.9 million last year. The reduction maybe attributed to the continued industry weakness. However, the Company's hotels and apartelle overall rating managed to match the industry's overall occupancy rating of 58%.

The High-Rise buildings division total realized gross profit from the sale of its inventory amounted to P225.0 million this year and P18.0 million last year. Contributors are the Robinsons-PCIBank Tower in Ortigas and Robinsons Place Residences in Manila. The Company's Housing division, through its two housing subsidiaries, Robinsons Homes Inc., and Trion Homes Development Corp. reported realized revenues amounting to P210.1 million versus P329.7 million last year.

Digitel's operating revenues rose to P3.68 billion for the year ended December 31, 1999, a 20% increase from P3.06 billion last year. This growth is attributable mainly to the combined effect of (a) growth in the number of telephone lines connected as well as increased telephone usage resulting from accelerated sales and marketing activities; (b) establishment of direct circuits with major foreign administrations which enhanced the international toll revenues generated by DIGITEL. The increase in international toll revenues was offset by the negative impact of the continued decline in international accounting rates and appreciation of the Philippine

peso against the U.S. dollar. Higher depreciation and interest charges weakened Digitel's operating income as its net income took a nosedive to only P4.5 million this year compared with last year's P603.2 million.

Share in net earnings of financial services sector fell from P854.9 million to P215.1 million due to the Company's divestment in PCIBank and FEBTC while equity from non-financial services rose to P527.1 million from last year's P383.3 million. The 37.5% increase was brought about by the equity income of P312.0 million in UIC, Ltd.; a Singapore blue chip listed company of which 23% is owned by the Company. Cebu Air's net income dropped from last year's net income of P92.4 million in 1998. First Private Power Corp. (FPPC) earned P795.3 million this year from last year's P833.3 million. The Company holds 20% of FPPC's capital.

Financial Position

2001 vs. 2000

As of December 31,2001, the Company has consolidated assets of P141.28 billion, an increase of 11.52% from P126.68 billion at the end of 2000. Current ratio stood at 1.34:1 compared to 2.27:1 as of year-end 2000.

The Company's principal sources of cash have been net cash provided by operating and financing activities. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and additional equity investments. As of December 31, 2001, the net cash provided by operating and financing activities amounted to P3.60 billion and P7.21 billion, respectively while the net cash used in investing activities amounted to P13.00 billion. Cash and cash equivalents decreased by P2.20 billion from P5.67 billion in 2000 to P3.46 billion as of December 31, 2001. The Company does not anticipate any liquidity problems that may arise in the near future.

Receivables increased 10.3% from P13.13 billion in 2000 to P14.48 billion in 2001. Trade receivables, which accounted for 645 of the total receivables, increased by 39.5% as sales in foods, real estate and telecom businesses, likewise increase.

Equity investments and advances increased by 9.9% from P15.81 billion in 2000 to P17.35 billion in 2001. Equity income taken up by the Company during the year amounted to P504.6 million. The Company, through URC, entered into a joint venture with JOYCO Group of Spain with an investment of P100 million. DIGITEL also infused additional investments in its joint venture into a broadband business, DIGITEL Crossing. The Company also entered into other joint ventures in its electronics business namely Cambridge Multi-Chem Electronics Corporation, which is 50% owned by Cambridge Electronics Corporation (CEC) and Cambridge Electronics Europe, Ltd. where CEC has a 20% stake.

Property, plant and equipment increased by 12.9% from P50.53 billion to P57.05 billion. The full consolidation of Cebu Pacific accounted for about P2.4 billion increase in the Company's capital assets. Digitel's continuing investment in telecommunications facilities and equipment pursuant to its cellular mobile business plans also contributed substantially to the increase in the property accounts.

The Company currently anticipates capital expenditures from its operating subsidiaries of about P20 billion in the coming year with more than 50% of which is expected to be used in the Company's venture into the cellular mobile phone business through DIGITEL. URC expects about P4.3 billion capital expenditures to be used in the continuing expansion of the branded consumer foods operations in the Philippines and in the Asian region as well as its feeds, flour and packaging divisions. RLC is currently developing four malls. The Company gives no assurance that the capital expenditure plans will not change or that the amount of capital expenditures for any project or as a whole will not increase in future years from current expectations.

Total liabilities, excluding minority interest, increased by 18.5% from P64.53 billion to P76.48 billion in 2001. Accounts payable and accrued expenses increased by 12.9% due mainly to increased trade payables as cost of sales and operating expenses increase.

Notes payable went up 243.8% from P3.38 billion in 2000 to P11.34 billion in 2001 to meet increased working

capital requirements. About 36% of the total short-term borrowings were hedged against the Company's temporary cash investments.

As earlier mentioned, the depreciation of the value of the Philippine peso has affected the Company's leverage. Due to the restatement of the Company's dollar-denominated debt into peso, the Company's long-term debt (including current portion) increased by 7.3%. Gearing ratio stood at 1.09:1 in 2001 compared with 0.98:1 in 2000. Net debt to equity was 0.70:1 in 2001 against 0.57:1 in 2000.

Stockholders' equity amounted to P53.35 billion in 2001 from P50.73 billion in 2000. Book value per share was at P7.85 a share as of year-end 2001.

2000 vs. 1999

As of December 31,2000, the Company has consolidated assets of P126.68 billion, an increase of 13.4% from P111.70 billion at the end of 1999. Current ratio stood at 2.27:1 compared to 2.80:1 as of year-end 1999.

The Company's principal sources of cash have been net cash provided by financing activities. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and the making of additional equity investments. As of December 31, 2000, the net cash provided by financing activities amounted to P8.87 billion while the net cash used in operating and investing activities amounted to P7.87 billion and P12.02 billion, respectively. Cash and cash equivalents decreased by P11.01 billion from P16.68 billion in 1999 to P5.67 billion as of December 31, 2000. The Company does not anticipate any liquidity problems that may arise in the near future.

Equity investments and advances increased by 18.6% from P13.34 billion in 1999 to P15.81 billion in 2000. Equity income taken up by the Company during the year amounted to P939.3 million. The Company increased its interests in UIC, Ltd. from 23% to 24% as of 2000. Also in 2000, the Company has entered into a Joint Venture Agreement with five (5) other conglomerates in the establishment of a business-to-business (B2B) electronic purchasing exchange under the name Bayan Trade Dotcom, Inc. The Company also has investments in other Information Technology (IT) related service companies such as Summit Internet Investments, Inc. during the year.

Property, plant and equipment increased by 12.1% from P45.08 billion to P50.53 billion. Digitel's continuing investment in telecommunications facilities and equipment pursuant to its expansion contributed substantially to the increase in the property accounts as well as the consolidation of the properties of URC's regional operations.

The Company currently anticipates capital expenditures from its operating subsidiaries. URC expects about P1.9 billion capital expenditures to be used in the continuing expansion of the branded consumer foods operations in the Philippines and in the Asian region. In 2000, Digitel's capital expenditures amounted to P2.0 billion and expects an increase for 2001 due to its network expansion and enhancement. RLC is currently developing four malls, three high-rise buildings and a hotel, which are all expected to be completed within the year. The Company gives no assurance that the capital expenditure plans will not change or that the amount of capital expenditures for any project or as a whole will not increase in future years from current expectations.

Total liabilities, excluding minority interest, increased by 17.9% from P54.71 billion to P64.53 billion in 1999. Accounts payable and accrued expenses increased by 12.4% from P9.10 billon to P10.23 billion attributed to increased trade payables relative to the increase in cost of sales and operating expenses. Short-term borrowings, under notes payable account, increased 70% due to additional peso bank borrowings made during the year.

As earlier mentioned, the depreciation of the value of the Philippine peso has affected the Company's leverage. Due to the restatement of the Company's dollar-denominated debt into peso, the Company's long-term debt (including current portion) increased by 13.5%. Debt-to-equity ratio stood at 1.04:1 in 2000 compared with 0.96:1 in 1999.

Stockholders' equity amounted to P50.73 billion in 2000 against P46.79 billion in 1999. The increase in paid

up capital arose from the issuance of the last tranche of the stock rights offering during the year. Book value per share was at P8.21 a share as of year-end 2000.

1999 vs. 1998

The 1998 consolidated financial statements have been restated to reflect deconsolidation of the accounts of APO Cement following its sale in February 1999.

The sale of APO, PCIBank and FEBTC has considerably strengthened the Company's balance sheet. The Company proudly speaks of a healthy balance sheet with consolidated assets of P111.70 billion as of December 31, 1999, an increase of 2.9% from P108.6 billion at the end of 1998. The sale transaction has definitely improved the Company's liquidity. Current ratio stood at 2.80:1 compared to 1.67:1 as of year-end 1998. The Company's reduction of short-term peso and medium-term foreign currency borrowings resulted to an improved debt-equity ratio (DER) of 0.92:1 whereas in 1998, DER stood only at 1.57:1. The Company's debt is mainly tied-up with DIGITEL, due to its continuing investments in telecommunications facilities.

Property, plant and equipment increased by 6.9% from P42.15 billion to P45.05 billion. Digitel's continuing investment in telecommunications facilities and equipment pursuant to its expansion program contributed substantially to the increase in the property accounts including capitalized financing charges.

Equity investments and advances decreased by 43.8% due mainly to the sale of investments in APO, PCIBank and FEBTC. Equity income from unconsolidated affiliates for the year was P720.9 million.

Total liabilities, excluding minority interest, decreased by 15.6% from P64.84 billion to P54.71 billion in 1998. As earlier discussed, payment of short-term borrowings and repurchase of bonds caused such decrease resulting to a favorable gearing ratio for the Company.

Stockholders' equity amounted to P46.48 billion in 1999 against P32.14 billion in 1998. The increase in paid-up capital arose from the stock rights offering made during the year. Retained earnings increased by 56.8% from P23.0 billion due to the net income amounting to P13.19 billion. Book value per share was at P7.52 a share as of year-end 1999.

Disclosure of effects of peso depreciation and other current events

Refer to Management Discussion and Analysis on pages 63-73 of this report and Note 9 of the Consolidated Financial Statements.

Prospects for 2002

JG Summit remains steadfast and committed to giving all its customers a better quality of life. With an experienced and entrepreneurial management team, we will seek greater heights as we explore new territories and new markets.

We look forward to the coming year with renewed determination to focus on our core businesses; food, property, and telecommunications which are fast-growing industries with large target markets. At the same time, we continue with improving financial returns of our textile, petrochemicals, airlines and financial services business units.

In year 2001, we embarked on a group-wide Corporate Governance project, which further enhanced the existing oversight and planning and processes of our different subsidiaries. We look forward to the coming years to fully maximize and benefit from this corporate governance initiative by strengthening corporate centers and board level effectiveness while simultaneously increasing subsidiary level management responsibility and accountability.

Focus on Core Businesses. Our three largest core businesses, with their fast-growing market base will still be the main thrust of the company's capital expenditure program as these have the best growth prospects. For URC, we have allotted PhP4.3billion in capital expenditure budget as we continue to invest in our domestic manufacturing capabilities, specifically, our expansion projects for our flourmill and our BOPP packaging plant. In addition, we will continue our expansion as well as build the necessary infrastructure for our branded consumer foods business in

China and the ASEAN region. For Robinsons Land Corporation, we have earmarked PhP2.3 billion (or PhP3.3 billion, if including high-rise capex projects) for future mall developments. For Digitel, we have set aside PhP14 billion as we gear up for the roll out of our GSM network.

Corporate Governance. Our company engaged the services of reputed consultants to help us prepare for the eventual transition by our Chairman Emeritus, John L. Gokongwei, Jr. to our new Chairman, James L. Go. Under our Corporate Governance initiatives, an Executive Committee was created whose main role is to provide direction and oversight to twenty separate strategic business units.

Each strategic business unit is headed by business unit general managers who are primarily responsible for the financial and operating performance of their respective business units. Each BU general manager has been empowered to handle day-to-day operations of their respective businesses, and is accountable through various performance-linked compensation metrics.

Anchor on Financial Strength. Our prudent and conservative financial policies and financial management will remain in play as we conquer new markets, and possibly new businesses. We will continue to protect our top-line growth figures as well as to maintain, if not further improve our operating cash flows, providing financial security to our debtors and business partners. Focusing capital expenditures on our core businesses allows us to increase our return on capital employed and sustain our EBITDA growth.

BRIEF DESCRIPTION OF THE GENERAL NATURE AND SCOPE OF BUSINESS

Description of Business

JG Summit Holdings, Inc. (the Company), which is controlled by the Gokongwei Family, was incorporated in November 1990 as the holding company for a group of companies with substantial business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotel and service apartment management, textiles, banking and financial services, telecommunications, petrochemicals, air transportation and power generation. In addition, the Company has business interests in other sectors, including printing, packaging and printed circuit board manufacturing.

The Company conducts business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao

It also has business interests in the People's Republic of China and ASEAN region for its branded foods business and in Singapore for its property development business and distribution of branded foods.

The Gokongwei Family beneficially owns approximately 42.0% of the outstanding share capital of the Company. In addition, certain members of the Gokongwei Family are trustees of the Gokongwei Brothers Foundation, which holds interest in approximately 16.6% of the existing outstanding share capital of the Company.

BRANDED CONSUMER FOODS, AGRO-INDUSTRIAL AND COMMODITY FOOD PRODUCTS

The Company operates its food business through Universal Robina Corporation (URC) and its subsidiaries which are organized into three core business segments branded consumer foods, agro-industrial products and commodity food products.

The Company has been a pioneer in branded consumer food (BCF) products in the country, being one of the first local manufacturer of snack foods, granulated coffee and pre-mixed coffee and chocolates. The food businesses were soon broadened to include the manufacture of candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products, instant noodles and ready to drink beverages. The Company's branded consumer foods manufacturing, distribution, sales and marketing activities are carried out though the URC Branded Consumer Foods Division and the joint-venture companies, Hunt-URC, Nissin-URC and Joyco-URC. Hunt-URC, and Nissin –URC, and Joyco-URC are managed by the Company together with

the relevant joint venture partner with URC holding management control in al cases except in Joyco-URC.

In 2000, the Company expanded its BCF business presence in Asian regional markets via investments in foreign subsidiaries in China: Tianjin Pacific Manufacturing Foods, Co. Ltd., Shanghai Peggy Foods Co. Ltd., Xiamen-Tongan Pacific Co. Ltd., Panyu Peggy Foods Co. Ltd. and URC Hongkong Co. Ltd., in Malaysia: URC Snack Foods (Malaysia Sdn. Bhd., RicellentSdn. Bhd., in Thailand: URC (Thailand) Co. Ltd. and in Singapore: URC (Singapore) Pan Pacific Snacks Pte. Ltd.

URC-Packaging Division is engaged in the manufacture of BOPP films primarily for specialized and high value added sector of the packaging industry. Its plant, located in Batangas City, began commercial operations in April 1998.

The Company's agro-industrial products segments operate three divisions which engage in hog and poultry farming (Robina Farms), the manufacturing and distribution of animal and fish feeds, corn products and vegetable oils (Universal Corn Products of "UCP"), and the synthesis of veterinary compound (Robichem).

The Company's commodity food product segment engages in sugar milling and refining through URC's subsidiaries Universal Robina Sugar Milling Corporation (URSUMCO), its division, Cagayan Robina Sugar Milling Corporation and Southern Negros Development Corporation, and the flour milling through one of its operating divisions - Continental Milling Company (CMC). The Company through URC also established its Agri-Supply business unit that handles the White Potato Project in Bukidnon.

Competition

The Company has developed an effective nationwide distribution and sales network that it believes provides its competitive advantage. In the Philippines, URC maintains a strong sales force and massive promotional merchandisers, backed up by its strategically located warehouse-depots. The Grandslam Program, a URC innovative distribution scheme for downscale accounts, enabled it to solidify its presence in sari-sari stores and groceries, effectively locking out competitors in the consumer foods segment. Grandslam covers a total of about 24,000 accounts.

The branded consumer food products are generally sold by the Company either direct from delivery vans to small retail outlets or by traveling salesman to wholesalers or supermarkets, with delivery subsequently being undertaken by third party road carriers. Direct delivery sales are normally made on cash basis, while 15- to 30-day credit terms are extended to wholesalers and supermarkets.

The Company believes that its emphasis on marketing, product innovation and quality, and strong brand equity has played a key role in its success in achieving leading market shares in the different categories where it competes. The Company allocates substantial resources to advertising and promotion campaigns and market research. The Company allocates between 6% to 8% of branded consumer foods sales for its advertising and promotion expenditures. URC also conducts extensive research and development for existing and new products.

Raw Materials

A wide variety of raw material are required in the manufacture of the Company's food products most of which are purchased domestically. For Philippine operations, packaging materials are generally purchased locally from both affiliated and nonaffiliated companies. Flexible packaging is purchased locally and internationally. The Company imports substantially all its wheat supplies and a large portion of its skimmed milk, palm oil and flavors. The Company has a policy of maintaining a number of sources of supply and believes that alternative sources of supplies of its raw materials are readily available. Also, the Companys' branded consumer foods segment in the Philippines obtains a major portion of its raw materials from the agro-industrial and commodity foods segments and agri-supply business unit, primarily vegetable oil, flour, sugar and potatoes. The Company believes that this vertical integration provides a competitive edge, securing the availability and quality of key

raw materials at least costs.

Regulatory Overview

As manufacturers of consumer food products, the Company is required to ensure that the products are pure and safe for human consumption, that the Company conform to standards and quality measures prescribed by the Philippine Bureau of Food and Drug (BFD). BFD also prescribes standards for flour.
The Company's sugar business is highly regulated by the Sugar Regulatory Administration which supervises and regulates the sugar industry in the Philippines.

All of the company's feeds products have been registered with and approved by the Philippine Bureau of Animal Industry, an agency of the Department of Agriculture which prescribes standards, conducting quality control testing of feeds samples, and providing technical assistance to farmers and feed millers.

Certain of the Company's projects, such as the Davao feeds mills, sugar mill and refinery, poultry and hog farm, are registered with the Board of Investments, entitling the Company to certain fiscal incentives.

Research and Development

The Company also develops new products and variant of existing product lines, researches new processes and test new equipment on a regular basis in order to maintain and improve the quality of the Company's foods. About P11 million, P8 million, and P12 million per year was spent for research and development activities for fiscal years 2001, 2000 and 1999, respectively.

Costs and Effects of Compliance with Environmental Laws

The operations of URC are subject to various laws enacted for the protection of the environment. The Company believes that it has complied with all applicable Philippine environmental laws and regulations, an example of which is the installation of wastewater treatments in its facilities. Compliance with such laws has not had, and in the Company's opinion, is not expected to have a material effect upon the Company's capital expenditures, earnings or competitive position.

TEXTILES

In the early 1970s, the Company's textile operations commenced with the formation of Robina Textile Mills to specialize in the production of cotton, synthetic and blended fabrics. In the late 1970s, Litton Mills, Inc., (LMI) a manufacturer of denim, twills, knitted fabrics and garments, was acquired.

LMI has an existing marketing and technical exchange agreement with Swift Denim USA, a leading US denim company with over 100 years of manufacturing experience, recognized for innovative and quality denim products. In the past 5 years, Litton has embarked on a US$ 64 million mill-wide modernization program which involved the installation and operation of the following; new ring spinning, new rope-dyeing rang, new weaving machines and new finishing equipment. LMI is capable of producing 28 million yards of denim and piece-dyed fabrics annually.

Competition

Sales of textiles are made to domestic wholesalers, garment factories and foreign buyers. Domestic sales of textiles are normally distributed by road to customer or sold ex-mill or ex-factory. Its roster of direct accounts include Levi Strauss Asia Pacific Division which has, rationalized LMI as a standard partner to service the fabric requirements of the region's 13 markets. LMI is targeting to further increase direct export sales in year 2002. The Company is likewise focusing on the yarn business as Litton's Belcoro brand expanded open-end yarn enjoys market leadership and recognition for its quality standards.

Research and Development

The Company undertakes research and development to ensure that new and existing product reflect current fashions. Information is gathered from a variety of sources such as seminars, fabric shows, trade fairs as well as from other manufacturers and raw material suppliers. Experiments are then undertaken to determine manufacturing viability and market research is carried out to assess potential consumer response.

Regulatory Overview

LMI is a member of the Textile Mills Association of the Philippines.

PROPERTY DEVELOPMENT AND HOTEL MANAGEMENT

The Company, through Robinson's Land Corporation (RLC), engages in four primary types of real estate development: (i) the ownership, development, leasing and management of shopping malls; (ii) the ownership and operation of prime hotels in major Philippine cities; (iii) the development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and (iv) the development of land into residential subdivisions, the sale of subdivision lots and residential houses and the provision of customer financing for sales. RLC also engages in landbanking in connection with these real estate activities.

RLC is now the second largest shopping mall operator with 11 shopping centers. The Company is also the largest hotel operator with over 1,140 rooms. RLC and its subsidiary, MMHLC, operates 3 high-end hotels which have occupancy rates higher than their peers.

In May 1999, the Company, through a subsidiary, acquired a 23% stake in a Singapore blue chip listed company, United Industrial Corp., Ltd. which is involved mainly in property development.

Competition

Although RLC is one of the largest real estate developers in the Philippines, with the recent proliferation of new foreign and domestic real estate development in the Philippines, the property market is expected to become more competitive. The Company's real estate business is dependent, in large part, on the availability of large tracts of land suitable for development by the Company. To this end, the Company has selectively accumulated a large landbank that the Company intends to develop in the future. Thereafter, as RLC and its competitors attempt to locate sites for development, it may become more difficult to locate parcels of suitable size and location at costs acceptable to RLC. Competition could also result in an increase in the supply of developed properties that could cause a decrease in property sales prices.

Transactions with and/or Dependence on Related Parties

Rental made by tenant affiliates and various advances to/from various affiliates.

Regulatory Overview

The real estate business is subject to government regulations, among other things, land and title acquisition, development planning and design, construction and mortgage financing and refinancing. The Company has benefited from government policies for providing low-income housing or government assisted financing programs which policies and programs may not continue in the future or may be modified.

TELECOMMUNICATIONS

Established in 1987 and majority-owned by the Company, Digital Telecommunications Phils., Inc. (Digitel) continues to be the second largest provider of wire lines in the country in terms of working lines. Through 667

regional and local exchanges, DIGITEL telephones are now available in 271 towns and cities throughout the provincial areas of Luzon. As of December 31, 2001, DIGITEL has a total of 617,000 lines system-wide with over 406,000 working lines. DIGITEL's voice products and services include the provisioning of local call, national, and international toll services; enhanced through DIGITEL'S suite of value-added services, payphones and pre-paid phone cards (DIGIKARD). Existing foreign carrier correspondent ships and domestic carrier interconnection agreements enable sufficient transmission capacities for efficient routing. Quality customer service assistance provided by MSE Call Center and Customer Care Service personnel are supported by an intelligent network-based platform accessed by over 300 skilled customer care representatives.

In addition to wireline voice services, DIGITEL'S data subsidiary DigitelOne offers corporate customers and consumers access to high-speed data transmission and Internet services. In response to future requirements for convergent technologies enabling simultaneous voice and data services transmissions, DigitelOne's on-going Asymmetrical Digital Subscriber Line (DSL) roll out addresses the demand for broad band access in both business and high-end residential markets. DIGITEL's current network expansion commitment to build a fiber-optic broadband backbone facility strategically strengthens DIGITEL's transmission coverage throughout Luzon, the Visayas and Mindanao islands, ensuring reliable and efficient nationwide connectivity to major metropolitan business and commercial districts.

In the latter part of 2000, DIGITEL was awarded the provisional authority for Cellular Mobile Telephone System (CMTS). Driven largely by major technological advancements and growth opportunities in the wireless sector, DIGITEL is moving forward with its deployment of 1800 GSM cellular network technology.

On December 17, 2000, DIGITEL entered into an agreement with East Asia Crossing Philipines, Inc. (EACPI) and Philippine Crossing Land Corporation (PCLC) to form a joint venture known as DIGITEL CROSSING. With these broadband network resource, DIGITEL will be able to cater to wider spectrum of local and multinational firms operating in top foreign destinations in the US, Europe and Asia. DIGITEL shall own 40% equity interest in the said venture and residual interest shall be shared by EACPI and PCLC at 40% and 20%, respectively. DIGITEL is committed to the joint venture in the amount of US$12.0 million, of which US$7.7 million is already paid as of December 31, 2001.

DIGITEL Products and Services include DIGITEL Choice Plans, IDD Services, NDD Services, Pakikisama Rate, 108/109 Operator-Assisted Services, Domestic 1-800 Toll Free Services, Domestic 1-900 Premium Services, Digikard, Payphone Services, GAS Internet Prepaid Service, and Internet Data and Broadband Services.

Competition

According to the NTC, the Philippines is one of the countries that has the fastest growing telecommunications network in Asia. Currently, DIGITEL still dominates the Luzon market in terms of the total number of towns and cities served and lines installed. As of December 31, 2000, DIGITEL had installed 617,000 lines in 271 served towns and cities throughout Luzon.

Likewise, out of the 10 major telecom operators, only six which included DIGITEL, fulfilled their committed phone lines under the Service Area Scheme (EO 109) as of December 31,2000. With this, NTC, awarded DIGITEL additional service areas. These are Tarlac, Quezon City, Valenzuela and Malabon.

Regulatory Overview

The Company's franchise which was granted in February 1994 is subject to amendment, termination or repeal by the Philippine Congress. The franchise provides that the Company may offer particular services upon obtaining the permission of the NTC, which permission is granted through the issuance of Certificates of Public Convenience and Necessity (CPCNs). Upon receipt of an application for CPCN, the NTC normally issues a PA which can be renewed annually that permits operation of the service pending issuance of the CPCN. The PAs may be revoked by the NTC if the Company fails to comply with the conditions thereof. In addition, Under the

Company and its business are subject to extensive regulation by the NTC, particularly with respect to rates. DIGITEL was awarded in August 200 the Provisional Authority (PA) to operate a Cellular Mobile Telephone System (CMTS).

National Telecommunications Commission (NTC) is the government agency supervising and regulating the activities of telecommunications companies. The NTC is empowered to issue Certificates of Public Convenience and Necessity to companies holding franchises for the operation of telecommunications services.

Suppliers

DIGITEL has entered into construction contracts with Ericsson Business Networks AB and NEC Corporation covering 566,048 lines, representing approximately 46% of the total fixed lines planned to be installed by the end of 2004. The Company's other principal equipment suppliers are AT&T Corp., GEC Plessey Telecommunications, Ltd., Sumitomo Corporation, TRT Telephoniques and Telegreenland. The Company also awarded Ericsson a contract for two call centers located at Libis, Quezon City and Balagtas, Bulacan based on multi-services environment that would provide for a 24-hour operator-assisted long-distance services, automated directory assistance, mailbox service for voice and fax messaging and emergency service calls among others. This has been fully completed in year 2000.

PETROCHEMICALS

The Company established JG Summit Petrochemical Corporation (JGSPC) in February 1994 to engage in the manufacture of polypropylene, polyethylene and other industrial chemicals. The Company holds 80% of the outstanding share capital of JGS Petrochemicals and its joint venture partner in the project, Marubeni Corporation of Japan, holds the remaining 20%. JGS Petrochemicals constructed the Philippines' first integrated polypropylene and polyethylene complex on a site at Bo. Simlong, Batangas. The total project cost amounted to US$300 million and has the capacity to produce 180,000 tons of polypropylene and 175,000 tons of polyethylene annually. JGSPC commenced operations in August 1998.

JGSPC has a rated capacity of 175,000 MT per year for polyethylene (PE) and 180,000 MT for Polypropylene (PP). JGSPC manufactures high density and linear low density polyethylene (HDPE and LLDPE) as well as Random Copolymer and Homopolymer polypropylene (PP) using the industry renowned Unipol technology from Union Carbide Corporation. JGSPC is the overall market leader among the local manufacturers of PP and PE. The Company also retained market leadership in PP, garnering about 475 of the PP market.

JGSPC products are sold under the EVALENE brand and are manufactured under strict compliance with a Quality Management System based on ISO 9002 certified standards. The company is committed to produce consistently good quality products and make available to the industry highly competent plastics processing personnel and state of the art testing equipment through the Customer Technical Services Department.

Regulatory Overview

The BOI implements policies which directly affect the petrochemical industry. Under the Philippine Investment Priorities Plan, the BOI also has the power to grant incentives to manufacturers establishing new plants or undertaking rehabilitation or expansion programs such as tax holidays and duty free importation of capital equipment, as well as tax credits on locally purchased equipment.

AIR TRANSPORTATION

JG Summit acquired 49% of Cebu Air, Inc.'s (Cebu Air) outstanding capital stock in 1995 to undertake domestic and international flights to and from major cities in the Philippines and around the world. In September 2001, the Company, through a subsidiary, acquired the remaining 51% of Cebu Air's capital stock, thus making it a wholly owned subsidiary as of year-end 2001. The airline currently leases twelve DC-9 aircraft and two Boeing 757-200 aircraft. Cebu Air offers domestic service between twelve cities: Manila,

Cebu, Iloilo, Davao, Cagayan de Oro, Tacloban, Kalibo, Bacolod, Zamboanga, Roxas Clark, and Dumaguete City flights. Cebu Air started flying internationally to Hongkong in November 2001 and to Seoul, Korea in March 2002. In addition, Cebu Air also owns one helicopter, which is being leased-out to outside customers.

Beginning the second half of January 2000, Cebu Pacific established cargo service as a major offering side by side with passenger services.

Competition

Cebu Pacific continues to be an industry leader in departure reliability with 96% of its flights during the past 12 months departing within 15 minutes of schedule and 86% on-time to the minute. The airline has initiated various marketing programs, highlighted by the launch of the Summit Club – Cebu Pacific's own frequent flyer program, which started in June 2001 and currently has 17, 000 members. It also introduced the on-line payment facility on its website, www.cebupacificair.com

Regulatory Overview

The aviation industry is regulated by the DOTC. The DOTC oversees several departments, including ATO, Civil Aeronautics Board (CAB), Manila International Airport Authority and Mactan Cebu International Airport. The ATO governs airworthiness and safety standards, air traffic control and all airports in Philippines with the exception of Manila and Cebu. The CAB exercises jurisdiction over the economic aspects of aviation, including routes, frequencies, passenger tariffs, denied boarding compensation, cargo tariffs and schedules for both international and domestic airlines. It also regulates the activities of aviation related businesses, such as general sales agents, air freight forwarders, charter flights and air taxis and aircraft purchases.

BANKS AND FINANCIAL SERVICES

Robinsons Savings Bank (RSB), a wholly-owned subsidiary of JG Summit Capital Services Corp. (JG Capital Services) was incorporated to engage in the business of savings and mortgage bank. It started commercial operations on November 28, 1997. RSB provides a broad range of traditional banking services such as savings, current and time deposits, commercial loans, housing loans, car loans, salary loans and jewelry loans. At end of 2001, RSB has 12 branches. In March 2002, it has acquired additional 20 branches bringing its total branch network to 32.

Competition

In 2000, the thrift banking industry faced a flat loan demand, thinner spreads and reduced opportunities for fee-based businesses. RSB took the forecasted difficult economic climate as a greater challenge in finding creative and effective ways to make its market presence felt. RSB launched the e-Wallet – a cash advance card granted to qualified employees whose payroll accounts are with RSB. RSB interconnected with Expressnet members as issuer and acquirer, and with VISA International and VISA Plus as acquirer. RSB is now connected to Megalink, Bancnet and Expressnet. RSB signed a Memorandum of Agreement with Equitable Card Network for credit card co-branding, with Globe and Tritel for mobile banking services, and embarked on a tie-up with Philcom-Western Union Money Transfer as a remittance sub-agent.

To complement RSBank's traditional banking activities, the Company put up JG Summit Capital Markets Corp. and Summit Forex Brokers Corp. which aim to be major players in the foreign exchange trade and in the fixed income market. JG Capital Markets was incorporated on January 26, 2000 under the supervision of the Securities and Exchange Commission. Summit Forex Brokers Corp., on the other hand, was incorporated in May, 2000.

Regulatory Overview

The earnings of banks are affected not only by general economic conditions, but also by the policies of various governmental and regulatory authorities in the country and abroad. The establishment and operation of banking

institution in the Philippines is governed by the General Banking Act. The Central Bank acting through the Monetary Board, exercises overall supervision of, and regulates the industry.

OTHER BUSINESS INTERESTS

JG Summit's other businesses include power generation, through its interest in First Private Power Corporation, whose 93.25%-owned subsidiary, owns and operates a 215 MW diesel-fired power plant in Bauang, La Union, and its equity interest in Toledo Power Corporation, which owns and operates coal-and bunker oil-fired power plants in Toledo city, Cebu; the manufacture of printed circuit boards, packaging materials; printing services; insurance brokering; and securities investments.

URC – Packaging Division is engaged in the manufacture of polypropylene films for packaging companies. The bi-axially oriented polypropylene plant (BOPP) is located in Batangas.

In August 2000, the Company entered into a joint venture agreement with five other conglomerates establishing a business to business electronic purchasing exchange under name Bayantrade Dotcom, Inc. The Company also entered into other IT related services with the formation of Summit Internet Investments, Inc. in September 2000.

Customers

As mentioned above, JG Summit consists of many subsidiaries engaged in various industries. Each subsidiary has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements

The Company has trademarks registered with the Bureau of Patents, Trademarks and Technology Transfer. Unless terminated earlier or renewed, patent registration of materials is protected for a period of 17 years, while trademarks and brand name registration have a protected period of 20 years.

The Company also has various licenses and franchises issued by the government to enable the Company to operate its diverse businesses including food, real estate, banking and financial services, telecommunications, air transportation and power generation.

Effect of existing or probable governmental regulations on the business

The Company operates the majority of its businesses, including food, real estate, banking and financial services, telecommunications, air transportation and power generation activities, in a highly regulated environment. Many of these businesses depend upon licenses or franchises issued by the government authorities or agencies for their operations. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises, which in turn may have a material adverse effect on the Company. In addition, the introduction or inconsistent application of, or changes in regulations may from time to time materially affect the Company's operations.

Costs and effects of compliance with environmental laws

The operations of the Company are subject to various laws enacted for the protection of the environment. The Company believes that it has complied with all applicable Philippine environmental laws and regulations, an example of which is the installation of waste and industrial water treatments in its various facilitates. Compliance with such laws has not had, and in the Company's opinion, is not expected to have, a material effect upon the Company's capital expenditures, earnings or competitive position.

Employees

The JG Summit Group has more than 13,000 employees as of December 31, 2001.

Working Capital

The working capital requirement of each subsidiary varies depending on the industry it is engaged in and is financed by operations and short-term loans from banks.

Domestic and Export Sales

Revenues of JG Summit and subsidiaries are substantially earned in the Philippines.

Over 25% of the Company's revenues from telecommunications, textiles, food and electronics businesses are US dollar linked or denominated. The Company also derives foreign revenues from its hotel business.

REGISTRANT'S DIRECTORS AND EXECUTIVE OFFICERS

Position	Name	Age
1. **Directors**		
Director, Chairman of the Board and Chief Executive Officer	John Gokongwei, Jr.[1]	75
Director, Vice Chairman of the Board	Johnson L. Robert Go, Sr.	67
Director, President and Chief Operating Officer	James L. Go[2]	62
Director, Executive Vice President	Lance Y. Gokongwei[3]	35
Director	Lily G. Ngochua	70
Director	Patrick Henry C. Go	31
Director, Senior Vice President	Ignacio Gotao	73
Director	Gabriel C. Singson	73
Director	Wilfrido C. Tecson	79
Director	Ricardo J. Romulo	69
Director	Cornelio T. Peralta	69
2. **Members of Advisory Board**		
Member of Advisory Board	Octavio V. Espiritu	58
Member of Advisory Board	Oscar S. Reyes	56
Member of Advisory Board	Aloysius B. Colayco	51
Member of Advisory Board	Washington Sycip	80
3. **Executive Officers**		
Senior Vice President and Chief Financial Officer - Treasurer	Eugenie ML. Villena	53
Senior Vice President - Controller	Constante T. Santos	53
Corporate Secretary	Emmanuel C. Rojas, Jr.	66

[1] Retired as Chairman of the Board and Chief Executive Officer effective December 31, 2001 and was elected Chairman Emeritus effective January 1, 2002.

[2] Resigned as President and Chief Operating Officer effective December 31, 2001 and was elected Chairman and Chief Executive Officer effective Jan. 1, 2002.

[3] Resigned as Executive Vice President effective December 31, 2001 and was elected President and Chief Operating Officer effective January 1, 2002.

All of the above directors and officers have served their respective offices since the Company's formation in 1990 except for the following directors: Mr. Gabriel C. Singson who was elected in August 1999, Mr. Patrick Henry C. Go who was appointed in January 2000 and Messrs. Ricardo J. Romulo and Cornelio T. Peralta who were elected in July 2000. Among the members of the Advisory Board, Mr. Octavio V. Espiritu was appointed in November 2000 while Messrs. Oscar S. Reyes, Aloysius B. Colayco and Washington Sycip were appointed in August 2001.

Messrs. Wilfrido C. Tecson and Cornelio T. Peralta are the "Independent Directors" of the Company as defined under SRC Rule 38.1.

The directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified. The incumbent directors of the Company are expected to be nominated by management for re-election this year.

Officers are appointed or elected annually by the Board of Directors. Appointed or elected officers are to hold office until a successor shall have been elected, appointed or shall have qualified.

A brief description of the directors' and executive officers' business experience and other directorships held in other reporting companies are provided as follows:

Directors

1. ***John Gokongwei, Jr.**, 75,* is the founder of JG Summit Holdings, Inc. (JGSHI) and Chairman Emeritus effective January 1, 2002. He had been Chairman of the Board of Directors and Chief Executive Officer of JGSHI until his retirement and resignation from this position effective December 31, 2001. He continues to be a member of the Board of Directors of JGSHI and certain of its subsidiaries. He also continues to be a member of the Executive Committee of JGSHI and is Chairman Emeritus of certain of its subsidiaries. He is currently the Chairman of the Gokongwei Brothers Foundation, Inc. (GBFI); Chairman/CEO of Oriental Petroleum and Minerals Corporation (OPMC), President/CEO of Digital Telecommunications Phils., Inc. (DIGITEL), Deputy Chairman and Director of United Industrial Corporation, Ltd. (UIC) and Singapore Land, Ltd. (Singland), and a director of JG Summit Capital Markets Corporation (JGSCMC). He is also a non-executive director of A. Soriano Corporation and Philex Mining Corporation.

2. ***Johnson Robert L. Go, Sr.**, 67,* is Vice Chairman of JG Summit Holdings, Inc. (JGSHI) and has been Executive Vice President since its formation in 1990. He is also Vice Chairman of the Board of Directors and Executive Vice President of URC. He is the President and Chief Operating Officer of URSUMCO. He is the President of MMHLC, Senior Executive Vice President of DIGITEL, Vice Chairman and Executive Vice President of CFC. He is also a director of RLC, JGSPC, JGSCMC and a trustee of the Gokongwei Brothers Foundation, Inc.

3. ***James L. Go**, 62,* is the Chairman and Chief Executive Officer of JG Summit Holdings, Inc. (JGSHI). He has been President and Chief Operating Officer of JGSHI and was elected to the position of Chairman and Chief Executive Officer effective January 1, 2002 upon the resignation of Mr. John Gokongwei, Jr. from this position. As Chairman and Chief Executive Officer, he heads the Executive Committee of JGSHI which is responsible for the formulation of strategy and policy as well as the setting of the financial and business goals of the Group. He is currently the Chairman and Chief Executive Officer of Universal Robina Corporation (URC), Robinsons Land Corporation (RLC), JG Summit Petrochemical Corporation (JGSPC), Manila Midtown Hotels and Land Corporation (MMHLC), Litton Mills, Inc. (LMI), CFC Corporation (CFC), Universal Robina Sugar Milling Corporation (URSUMCO), Southern Negros Development Corporation (SONEDCO) and Robinsons, Inc. He is also President of GBFI and a director of DIGITEL, First Private Power Corporation, Bauang Private Power Corporation, OPMC, Cebu Air, Inc., Panay Electric Co., UIC, Singland, Marina Center Holdings, Inc. and JGSCMC.

4. ***Lance Y. Gokongwei**, 35,* is the President and Chief Operating Officer of JG Summit Holdings, Inc. (JGSHI). He has been Executive Vice President of JGSHI and was elected President and Chief Operating Officer effective January 1, 2002 upon the resignation of Mr. James L. Go from this position. He is also President and Chief Operating Officer of URC, RLC, JGSPC and LMI. He is also President and Chief Executive Officer of Cebu Air, Inc., Chairman and Chief Executive Officer of Robinsons Savings Bank (RSB), President of Digital Information Technology Services, Inc. (DITSI), Vice Chairman of JGSCMC, director of DIGITEL, UIC, and Singland, and is

trustee, secretary and treasurer of GBFI.

5. *Lily G. Ngochua, 70,* has been a director of JG Summit Holdings, Inc. since its formation in 1990. She is responsible for overseeing the Company's hotel and agro-industrial business in Cebu. She also supervises the purchasing and treasury departments of the URC Biscuit and Noodle Plants in Cebu and handles the treasury and accounting functions of the retail business in Cebu.

6. *Patrick Henry C. Go, 31,* is a director of JG Summit Holdings, Inc. He is also a director and Vice President of URC and a director of RLC, CFC, JG Cement Corporation, RSB and JGSPC where he is also First Vice President for Sales and Marketing. He is likewise a trustee of GBFI.

7. *Ignacio Gotao, 73,* is a director and Senior Vice President of JG Summit Holdings, Inc. He is also a director of RLC and CFC Corporation and a director and Senior Vice President of Manila Midtown Hotels and Land Corporation.

8. *Gabriel C. Singson, 73,* has been a director and Senior Adviser of JG Summit Holdings, Inc. since 1999. He is the Chairman of the Board of Directors and President of JG Summit Capital Markets Corporation, director of United Industrial Corporation, Ltd., Multinational Finance Group Ltd., Summit Forex Brokers Corporation, Summit Point Corporation, and a trustee of the Gokongwei Brothers Foundation, Inc. and of the Tan Yan Kee Foundation. He is also Chairman Emeritus of Philippine Airlines and Chairman of Great Pacific Life Insurance. He was former Governor of the Bangko Sentral ng Pilipinas.

9. *Wilfrido C. Tecson, 79,* has been a non-executive director of JG Summit Holdings, Inc. since its formation in 1990. Mr. Tecson is formerly the Vice Chairman of Equitable Banking Corporation and Co-Chairman of its Executive Committee. He is also a Director of RLC, Lepanto Consolidated Mining Corporation and a Member of the Board of Trustees of the Asian Institute of Management and Far Eastern University. Mr. Tecson previously served as the President and Chief Executive Officer of Solidbank Corporation.

10. *Ricardo J. Romulo, 69,* was elected director of the Company on July 26, 2000. He is a Senior Partner in Romulo, Mabanta, Buenaventura, Sayoc & De Los Angeles Law Office. Mr. Romulo is also Chairman of BASF Philippines, Inc., Federal Phoenix Assurance Company, Inc., Digital Telecommunications Phils., Inc. and InterPhil Laboratories, Inc. He is a director of SM Development Corporation, Philippine American Life and General Insurance Company, Planters Development Bank, IBM Philippines, Inc. and Zuellig Pharma Corporation.

11. *Cornelio T. Peralta, 69,* was elected director of the Company on July 26, 2000. He is a director of Kimberly Clark Phils. Inc., University of the East, UERM Medical Center, Inc., Makati Commercial Estate Association, Inc. and of CEOs Inc. where he is also one of the incorporators. He is also appointed Consultant of Madrigal Pacific Carriers, Inc., Interim Receiver of the Uniwide Group of Companies and Chairman of the Management Committee of Pacific East Asia Cargo Airlines, Inc. and of Pacific General Steel Manufacturing Corp. He was formerly Chairman, CEO and President of Kimberly Clark Philippines, Inc. and former President of P T Kimsari Paper Indonesia.

Members of Advisory Board

1. *Octavio V. Espiritu, 58*, is a member of the advisory board of JG Summit Holdings, Inc. appointed in November 2000 and currently sits as a director of Bank of the Philippine Islands, Investment and Capital Corporation of the Philippines and Bacnotan Steel Industries, Inc. He is a three-term former President of the Bankers Association of the Philippines (BAP) and former President and Chief Executive Officer of Far East Bank and Trust Company. He is the Chairman of the Board of Trustees of the Ateneo de Manila University as well as Chairman and President of MAROV Holdings Company, Inc.

2. *Oscar S. Reyes, 56,* was appointed to the advisory board of JG Summit Holdings, Inc. in August 2001 and currently sits as director of various Shell companies in the country and a Managing Director of Shell Phils. Exploration B.V. He was the Country Chairman and Chief Executive Officer of Shell companies in the Philippines after holding various positions in the institution world wide. He is likewise the Chairman of the Philippine Institute of Petroleum, Inc. and the Treasurer of the Management Association of the Philippines. He is also a trustee of the

following: Philippine Business for Social Progress, Philippine Business for the Environment and Asia-Europe Foundation of the Phils., Inc.

3. ***Aloysius B. Colayco**, 51,* was appointed to the advisory board of JG Summit Holdings, Inc. in August 2001 and is presently the Country Chairman of Jardine Matheson, Philippines and Republic Cement, a Blue Circle subsidiary and a Director in Aboitiz Ventures, Inc. and Agrosy Partners, Inc., a private equity investment advisory firm. He is also a member of the Board of Governors of the Asian Institute of Management's Policy Forum and the Management Association of the Philippines and an Executive Committee member of Philippine Business for Social Progress. He was formerly Head of Foreign Investments of the American International Group in Europe, Asia, Latin America, Middle East and Africa and Assistant Treasurer of Jardine Matheson Group in Hong Kong.

4. ***Washington Sycip**, 80,* was appointed to the advisory board of JG Summit Holdings, Inc. in August 2001 and is the founder of The SGV Group, a firm of auditors and management consultants, with operations throughout East Asia. He is also Chairman, Board of Trustees and Governors of the Asian Institute of Management, Chairman of the Asia Pacific Advisory Committee of the New York Stock Exchange, member of Board of Overseers, Columbia University's Graduate School of Business and member of the Advisory Committee of American International Group and Harvard University Asia Center. He received the Management Man of the Year conferred by the Management Association of the Philippines and Ramon Magsaysay Award for International Understanding.

Executive Officers

1. ***Eugenie ML. Villena**, 53,* is Senior Vice President and Chief Financial Officer-Treasurer of JG Summit Holdings, Inc. where she is responsible for finance and treasury operations. She is also Senior Vice President–Chief Financial Officer of URC. Prior to joining the Company, she worked for Bancom Development Corporation, Philippine Pacific Capital Corporation and Pacific Basin Securities, Co., Inc. She is a member of the Financial Executives Institute of the Philippines.

2. ***Constante T. Santos**, 53,* is Senior Vice President–Controller of JG Summit Holdings, Inc. where he is responsible for accounting and other controllership functions. He is also Senior Vice President–Comptroller of URC and RLC. Prior to joining the Group, he practiced public accounting with SyCip, Gorres, Velayo & Co. in the Philippines and Ernst & Whinney in the United States. He is a member of the Philippine Institute of Certified Public Accountants.

3. ***Emmanuel C. Rojas, Jr.**, 66,* retired as First Vice President for Tax Administration under the compulsory retirement policy of JG Summit Holdings, Inc. upon reaching the age of 60 after serving in various other head positions in administration, audit, controllership, and treasurership in the Group. He is retained as Consultant and as Corporate Secretary JG Summit Holdings, Inc., URC, RLC, CFC and JGSPC. A Certified Public Accountant, Mr. Rojas practiced with Fleming and Williamson and SyCip, Gorres, Velayo & Co. prior to joining the Group in 1962.

MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY

Principal Market or Markets where the Registrant's Common Equity is Traded

The common stock of the Company is listed on the Philippine Stock Exchange.

Dividends Per Share

10% stock dividend and P0.02/share cash dividend in 2001

P0.02/share cash dividend in 2000

P0.02/share cash dividend in 1999

Retained earnings of the Company as of December 31, 2001 include undistributed earnings amounting to P19.67 billion representing accumulated equity in net earnings of consolidated and unconsolidated subsidiaries and affiliates

which is not available for dividend declaration until received in the form of dividends from the investees. (See Note 16 of Consolidated Audited Financial Statements as of December 31, 2001).

Stock Prices

	2002		2001		2000		1999	
	High	Low	High	Low	High	Low	High	Low
First Quarter	P1.90	P1.86	P2.75	P2.60	P5.20	P2.40	P5.50	P4.25
Second Quarter			2.50	2.02	3.25	3.20	4.35	2.40
Third Quarter			2.08	2.02	2.75	2.65	3.40	3.15
Fourth Quarter			1.62	1.52	2.78	2.04	4.15	2.34

The stock price of the Company's shares as of June 6, 2002 is P1.76.

The number of shareholders of record as of May 31, 2002 was 1,980. Total shares outstanding as of May 31, 2002 were 6,797,191,657 shares with a par value of P1.00.

Top 20 stockholders as of May 31, 2002

	Name	No. of Shares Subscribed	% to Total
1.	John Gokongwei, Jr.	2,204,141,207	32.43
2.	Gokongwei Brothers Foundation, Inc.	1,129,135,267	16.61
3.	FEBTC A/C # 116-00123	1,033,319,225	15.20
4.	PCD Nominee (Filipino)	745,040,846	10.96
6.	Johnson Robert L. Go	239,669,172	3.53
8.	Express Holdings, Inc.	233,400,515	3.43
7.	James L. Go	194,843,656	2.87
5.	PCD Nominee (Non-Filipino)	145,300,397	2.14
9.	John Gokongwei, Jr. &/or Lance Gokongwei	141,030,450	2.07
10.	Gosotto & Go., Inc.	115,644,494	1.70
11.	Lily Ngochua	74,342,275	1.09
12.	Universal Robina Corporation c/o Lance Gokongwei	57,663,430	0.85
13.	Nicris Development Corp.	38,073,252	0.56
14.	Catalino S. Ngochua	36,907,869	0.54
15.	Emma G. See	31,552,125	0.46
16.	Ignacio Gotao	29,882,114	0.44
17.	Pacred Service & Investment Corporation	18,733,226	0.28
18.	Manuel Ahyong Sr.	16,721,162	0.25
19.	Edward L. Go	16,500,000	0.24
20.	Lilian Fong Lai Bik Gotao	14,850,000	0.22
		6,516,750,682	95.87%

file
from CTS

SEC Number 184044
File Number ______

JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower
ADB Avenue cor., Poveda Road, Pasig City

(Company's Address)

633-76-31

(Telephone Number)

December 31, 2002

(Calendar Year Ending)

AMENDED SEC FORM 17 – Q
for the Quarter Ended
March 31, 2002

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

July 5, 2002

SECURITIES AND EXCHANGE COMMISSION
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Attention: **Atty. Justina Callangan**
Director

Dear Madam:

Attached is the amended 17-Q of JG Summit Holdings, Inc. for the quarter ended March 31, 2002. We summarize below the amendments made and the references therein:

Part I – Financial Information		**Amendments**
Item 1. Financial Statements Required		
Basic and Diluted Earnings Per Share		Please see Note 5 of the Consolidated Financial Statements.
Item 2. Management's Discussion and Analysis (MDA)		
a. any known trends, demands, commitments, events or uncertainties that will have a material impact on the issuer's liquidity.		Please see page 5 of the Amended 17-Q report.
b. Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.		Please see page 6 of the Amended 17-Q report.
c. Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/ revenues/income from continuing operations.		See page 6 of the Amended 17-Q report.
d. Any significant elements of income or loss that did not arise from the issuer's continuing operations.		See page 3 of the Amended 17-Q report.
e. The causes for any material change/s (10% or more) from period to period in one or more line items of the issuer's financial statements.		See pages 5-6 of the amended 17-Q report.
f. Any seasonal aspects that had a material effect on the financial condition or results of operations.		None.

Very truly yours,

CONSTANTE T. SANTOS
SVP/Corporate Controller

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

AMENDED QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **March 31, 2002**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

JG Summit Holdings, Inc.
4. Exact name of registrant as specified in its charter

Pasig City, Philippines
5. Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: [ ] (SEC Use Only)

CFC Bldg., E. Rodriguez Ave., Bagong Ilog, Pasig City **1600**
7. Address of registrant's principal office Postal Code

633-76-31
8. Registrant's telephone number, including area code

Not Applicable
9. Former name, former address and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**
Long Term Commercial Paper	**₱ 1,500,000,000**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

Yes [/] No [ ]

To: Joyce Estrella
Fr: Mitch Abellanosa

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Three Months Ended March 31, 2002 vs. March 31, 2001

JG Summit Holdings, Inc. registered net income of P590.1 million for the first quarter ended March 31, 2002, lower by 14.6% from P691.3 million net income reported for the same period last year. The foods, telecommunications and airline businesses posted increased profits, however, such favorable results were offset by the decline of income in property and textiles businesses, continued losses in petrochemicals and higher interest charges due to additional borrowings made during the period.

Consolidated revenues rose 24.7% to P11.73 billion from last year's P9.40 billion. Revenues generated by the foods and telecommunications businesses continue their steady growth. The full consolidation of Cebu Air, Inc., the Company's air transport business, also contributed to the increased revenues. The revenue growth was partially reduced by the drop in revenues of the property sector, petrochemical and electronics businesses and flat sales of the textile business.

Gross profits increased to P5.26 billion from P4.81 billion, up by 10.9%. Operating expenses increased, from P2.80 billion last year to P2.95 billion this year, or a 5.3% increase. Depreciation charges, an integral part of the operating expenses, increased by 2.9%.

Interest and other financing charges went up 27.3% to P1.37 billion from P1.07 billion. This increase is attributed to the additional borrowings made during the period. In January 2002, the Company issued a US$ 100 million, 4-year term, guaranteed notes to partially finance the Company's venture into the mobile phone business.

Net operating income slightly improved by 0.9% from last year's P931.0 million to this year's P939.6 million.

Other expenses account consists of, among others, provision for probable losses, amortization of deferred charges and goodwill and foreign exchange loss net of other income. This account increased by 106.9% from the same period last year due primarily to additional provisions made and depreciation of peso against US$.

EBITDA (earnings before interest, taxes and depreciation and amortization charges) went up 7.2% to P3.61 billion for the first quarter in 2002 from P3.37 billion for the same period in 2001.

FOODS

URC posted consolidated net sales of P5.54 billion for the first three months of the fiscal year, an increase of 21.7% over the same period last year. Revenue increase was attributed to a sustained consumer demand for the Company's branded consumer foods. This was also complemented by the consistent sales performance of regional operations in Southeast Asia and China. In addition, the Company enjoyed the improved performance of the Company's Agro-Industrial and Commodity Food business

Gross margin grew by 19.3% to P1.61 billion, while income from operations rocketed to P614.06 million, registering a 24.2% increase. Continuous improvements in supply chain management and improvements in operational efficiencies accounted for the significant improvements in the Company's performance for the first three months of the new fiscal year.

Net income for the period amounted to P404.37 million, a jump of 17.2% from P344.92 million for the same period last.

Branded consumer foods posted a 16.56% growth in net sales value. This increased performance was achieved through series of product launches, intensive marketing initiatives and consumer promotions that resulted in URC's solid market leadership positions in its core snack, candy, chocolate, and biscuit categories.

The Company's agro-industrial business unit showed an impressive 37.1% increase in revenue with the continued strength of the hogs and feeds businesses, compensating for the weakening pricing in the poultry business.

The commodity business unit showcased remarkable sales value growth of 47.8% from P382.5 million for the same period last year. This was attributed to the consistent performance of the Company's flour and sugar business.

PROPERTY

RLC recorded gross revenues of P779.29 million for the first quarter of 2002, down by 12.89% from last year's P894.6 million. Net income for the first quarter of fiscal year 2002 was P196.52 million, down by 30.53% from last year's P282.89 million.

Commercial Centers Division remains the largest income contributor, accounting for P432.73 million of the first quarter's real estate revenues as against last year's P351.04 million. The 23.27% increase is due to rental improvements from the Company's existing malls and excellent take-up of new malls which were completed last fiscal year: the Robinsons Place- Novaliches and Robinsons Place-Metro East. With the recent addition of two malls during this quarter, the Robinsons Place- Iloilo and Starmills-Pampanga, the Division's contribution this fiscal year is expected to further increase.

The High-Rise Building Division realized gross revenues rose of P119.78 million, down by 53.95% from P260.09 million of last year. However, it continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center at Ayala), all of which have become the choice corporate addresses of reputable multinational and domestic companies. Rental income from these three properties increased from P10.42 million to P17.79 million or an impressive increase of 70.76%. The Group is expecting to launch two new residential condominium projects in the coming fiscal year.

The Hotels Division, a major contributor to the Company's recurring revenues, reported gross revenues of P184.81 million for the first quarter as against P202.75 million last year or a decrease of 8.85%. Despite the industry slump, the Company's hotels and apartelle continued to register satisfactory occupancy rates. Manila Galleria Suites averaged at 66%, the Manila Midtown Hotel at 55%, Cebu Midtown Hotel at 70%, and the Robinsons Apartelle in Mandaluyong at 33%.

RLC's housing subsidiaries, Robinsons Homes Inc. and Trion Homes Development Corp., reported revenues amounting to P41.97 million, as against last year's P80.7 million.

TELECOMMUNICATIONS

DIGITEL's consolidated operating revenues rose to P1,551.6 million for the three months ended March 31, 2002. This posted a 10% increase from P1,413.0 million for the three months ended March 31, 2001.

The growth in consolidated revenues is mainly attributable to the combined effects of : (a) the continuing growth in the number of telephone lines connected driven by the Company's aggressive and efficient sales and marketing initiatives; (b) the enhanced international toll revenues generated by DIGITEL resulting from direct circuits with major foreign administrations and (c) growth in Digitel One's customers for data, internet and other network services. The increase in international toll revenues was partially offset by the negative impact on domestic toll revenues of the popularity of Cellular Mobile Telephone System (CMTS).

Consolidated operating and general expenses increased to P613.9 million for the three months ended March 31, 2002, or a 23 % increase from P500.3 million for the three months ended March 31, 2001. The increase is attributable to (a) higher provision for doubtful accounts, (b) increase in rental of buildings and facilities, equipment and utilities; (c) higher employee-related expenses resulting from the growth in manpower resources; (d) incremental outside service costs associated with DIGITEL's growth in subscribers, customer centers, and network infrastructure.

As a result of the foregoing, DIGITEL posted a consolidated operating income of P340.3 million for the three months ended March 31, 2002, 69% increase from P201.1 million for the same period in 2001.

DIGITEL registered a net income of P44.9 million for the three months ended March 31, 2002, a hefty turnaround from a loss of P79.7 million for the three months ended March 31, 2001

TEXTILES

Litton Mills, Inc. registered revenues of P386.34 million for the first quarter, a decrease of 2.9% from last year's P397.9 million for the same period. The textile business posted a net loss of P31.75 million, a 243.5% decrease over last year's P22.1 million net income. The decline was due to lower sales volume of woven fabric and yarn during the period as compared to same period last year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation (JGSPC) posted net sales of P777.98 million, down 11.3% over the same period last year due to lower sales volume and average net selling price. . Total sales reached 24,825 metric tons of combined polypropylene (PP) and polyethylene (PE) products. JGSPC remains the overall market leader among the local manufacturers of PP and PE.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated operating revenues of P1.19 billion million for the first quarter this year, a 37.9% increase over last year's P860.9 million for the same period. Cebu Pacific posted a net income of P115.1 million for the first three months of the year, a 24.8% increase from last year's income of P92.2 million. The noteworthy performance is attributable to higher passenger yield and increased load factor.

Financial Position

March 31, 2002 vs. December 31, 2001

As of March 31, 2002, JG Summit's balance sheet remains strong. JG Summit has consolidated assets of P162.8 billion, a 15.3% growth from P141.28 billion as the end of 2001. Current ratio stood at 1.28:1 compared to 1.34:1 as of year-end 2001.

Cash and cash equivalents increased by 150.3% from P3.46 billion in December 31, 2001 to P8.69 billion as of march 31, 2002. The increase in cash is attributed to the temporary money market placements of the net proceeds of the US$ 100 million guaranteed notes issue. Temporary cash investments, which consist mostly of long-term debt securities, which the Company does not intend to hold to maturity, also went up by 83.5%. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) increased from P20.64 billion to P40.19 billion. The Company does not expect any liquidity problems that may arise in the near future.

The Company's principal sources of cash have been net cash provided by financing activities. The Company's principal uses of cash have been the acquisition of additional plant, property and equipment in connection with the expansion programs of the Company's operating subsidiaries and additional equity investments. As of March 31, 2002, the net cash provided by financing activities amounted to P17.10 billion while the net cash used in operating and investing activities amounted to P8.85 billion and P3.04 billion, respectively. Cash and cash equivalents increased by P5.21 billion from P3.46 billion in 2001 to P8.67 billion as of end of March 2002. The Company does not anticipate any liquidity problems that may arise in the near future.

Other current assets increased by 31.6% from P1.93 billion as of December 31, 2001 to P2.54 billion as of March 31, 2002 due mainly to increase in input taxes paid on importation of network equipment and prepayments on rental, taxes and other expenses.

Equity investments and advances increased slightly from P17.38 billion in December 2001 to P17.42 billion as of March 31, 2002. Equity earnings from affiliated companies for the three-month period amounted to P164.7 million.

Property, plant and equipment increased to P57.92 billion as of March 31, 2002 from P57.1 billion as of year-end 2001. DIGITEL's undertaking into the mobile phone business has intensified its capital infrastructure build-up.

Accounts payable and accrued expenses increased by 22.34% due mainly to increased trade payables relative to increased cost of sales.

Notes payable went up 120.2% to P24.98 billion from 2001 year-end level of P11.34 billion. About 70% of these borrowings are hedged against the Company's temporary cash investments and the remaining portion is used for working capital.

Customers deposits and other current liabilities account increased 41.2% due primarily to the increase in deposit liabilities of Robinsons Savings Bank, the thrift bank arm of the Company. Deposit liabilities went up by 53.9% from P1.10 billion as of year-end 2001 to P1.70 billion as of the first quarter of 2002.

Equipment related liability, including current portion, consist of suppliers' credit agreements of Digitel, amounted to P13.14 billion as of the first quarter of 2002 against P13.23 billion in year-end 2001. The decrease is attributed to loan maturity repayments during the period.

Long-term debt, including current portion, increased by 13.2% from P33.65 billion as of year-end 2001 to P38.11 billion. As mentioned earlier, the Company issued a US$ 100 million medium-term guaranteed note in January 2002. Total liabilities to equity ratio stood at 1.84:1.

Due to affiliated companies and other liabilities account decreased dropped 18.6% due primarily to the decrease in deferred tax liabilities and repayment of advances from unconsolidated affiliated companies.

For the year 2002, the Company's main capital expenditure (capex) program is focused on its three largest core businesses, namely, foods, telecommunications and property businesses. Total capex allocated for these three sectors amount to about P20 billion. These projects shall be funded through funds generated from operations and through outside fund-sourcing initiatives.

Stockholders' equity grew to P53.67 billion as of March 31, 2002 from P53.35 billion at the end of 2001. Book value per share as of March 31, 2002 was at P7.90.

As of March 31, 2002, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and CEO

CONSTANTE T. SANTOS
SVP - Corporate Controller

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	P8,668,879	P3,463,649
Temporary cash investments	31,526,338	17,180,156
Marketable securities	226,506	237,051
Receivables	14,701,317	14,477,520
Inventories (Note 2)	9,998,033	10,181,743
Other current assets	2,543,356	1,933,160
Total Current Assets	67,664,429	47,473,279
Equity Investments and Advances	17,415,893	17,377,135
Investments in Real Properties	13,723,382	13,266,709
Property, Plant and Equipment - net	57,916,017	57,051,387
Other Assets	6,115,763	6,115,271
	162,835,484	P141,283,781
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	P14,126,594	P11,550,358
Notes payable	24,977,398	11,340,488
Current portion of equipment-related liability (Note 3)	2,635,964	2,458,094
Current portion of long-term debt (Note 4)	7,574,802	8,040,790
Estimated land development costs	579,440	607,226
Income tax payable	588,135	416,473
Customers' deposits and other current liabilities	2,547,261	1,089,046
Total Current Liabilities	53,029,594	35,502,475
Maintenance Reserves	918,316	865,638
Equipment Related Liability (Note 3)	10,507,301	10,865,229
Long-Term Debt - net of current portion (Note 4)	30,539,060	25,610,696
Due to Affiliated Companies and Other Liabilities	2,444,793	3,004,229
Deferred Credits	487,637	630,893
Total Liabilities	97,926,701	76,479,160
Minority Interest in Consolidated Subsidiaries	11,242,646	11,450,714
Stockholders' Equity	53,666,137	53,353,907
	P162,835,484	P141,283,781
	-	-

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(In Thousands Except Per Share Amounts)

	Three Months Ended March 31	
	2002	2001
REVENUES		
Foods	P5,541,813	P4,555,396
Real estate and hotels	779,290	894,596
Textiles	418,698	418,883
Petrochemicals	777,973	877,142
Air transportation	1,186,885	-
Electronics and supplementary businesses	165,457	241,050
Telecommunications	1,551,620	1,413,006
Interest, investment and other income	1,141,874	822,591
Equity in net earnings of unconsolidated subsidiaries	164,669	180,533
	11,728,279	9,403,197
COST OF GOODS SOLD	6,471,705	4,597,255
OPERATING AND OTHER EXPENSES	2,951,124	2,801,894
INTEREST AND OTHER FINANCING CHARGES	1,365,826	1,073,016
	10,788,655	8,472,165
NET OPERATING INCOME	939,624	931,032
OTHER INCOME (EXPENSES)	(92,142)	(44,517)
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	847,482	886,515
PROVISION FOR INCOME TAX	201,302	218,186
NET INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	646,180	668,329
MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	56,074	(23,002)
NET INCOME	590,106	691,331
RETAINED EARNINGS AT BEGINNING OF PERIOD	40,498,892	38,930,550
RETAINED EARNINGS AT END OF PERIOD	P41,088,998	P39,621,881
EARNINGS PER SHARE (Note 5)	P0.09	P0.10

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES STOCKHOLDERS' EQUITY

		March 31, 2002 (Unaudited)		December 31, 2001 (Audited)
Capital stock:				
Authorized - 14,400,800,000 shares				
Issued - 6,895,273,657 shares	P	**6,895,274**	P	6,895,274
Additional paid-in capital		**5,961,714**		5,961,714
Accumulated translation adjustment		**441,999**		719,875
Retained earnings		**41,088,998**		40,498,892
Treasury stock -at cost		**(721,848)**		(721,848)
	P	**53,666,137**	P	53,353,907

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before minority interest in net income of subsidiaries	P646,180	P668,329
Adjustments for:		
Depreciation and amortization	1,450,845	1,383,522
Interest expense	1,365,826	1,073,016
Interest income	(816,745)	(707,409)
Provision for doubtful accounts	106,694	72,399
Equity in net earnings of unconsolidated subsidiaries	(164,669)	(180,533)
Minority interest in net income of subsidiaries	56,074	(23,002)
Operating income before working capital changes	2,644,205	2,286,322
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Temporary cash investments	(14,346,182)	(3,418,672)
Marketable equity securities	10,545	(200,453)
Receivables	(254,727)	(55,556)
Inventories	183,710	(609,553)
Other current assets	(610,196)	(361,634)
Other assets	(51,069)	739,883
Increase (decrease) in:		
Accounts payable and accrued expenses	1,730,766	418,774
Income tax payable	171,662	225,273
Customers' deposits and other current liabilities	1,458,215	1,009,685
Maintenance reserve	52,678	-
Net cash generated from (used in) operations	(9,010,393)	34,069
Interest received	740,981	657,969
Interest paid	(576,430)	(643,380)
Net cash provided by (used in) operating activities	(8,845,842)	48,658
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Equity investment and advances	(151,965)	(67,435)
Property, plant and equipment	(2,264,898)	(1,794,088)
Investments in real properties	(484,459)	(592,220)
Increase (decrease) in deferred credits	(143,256)	(13,899)
Net cash provided by (used in) investing activities	(3,044,578)	(2,467,642)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Loans payable	13,636,910	(17,662)
Equipment related liability	(180,058)	
Long-term debt	4,462,376	(1,403,340)
Due to affiliated companies and other liabilities	(559,436)	(279,204)
Minority interest in consolidated subsidiaries	(264,142)	(86,190)
Net cash provided by (used in) financing activities	17,095,650	(1,786,396)

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31	
	2002	2001
NET INCREASE (DECREASE) IN CASH CASH EQUIVALENTS	**P5,205,230**	(P4,205,380)
CASH, CASH EQUIVALENTS AT BEGINNING OF PERIOD	**3,463,649**	8,405,002
CASH, CASH EQUIVALENTS AT END OF PERIOD	**P8,668,879**	P4,199,622

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarter ended March 31, 2002 and 2001 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

Companies	2002	2001
Foods		
Universal Robina Corporation and Subsidiaries	83.44	81.54
Textiles		
Litton Mills, Inc.	100.00	100.00
Westpoint Industrial Mills Corporation	100.00	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	87.81	87.98
Adia Development and Management Corporation	100.00	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	51.86	51.84
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	100.00	100.00
JG Summit Philippines Ltd. and Subsidiaries	100.00	100.00
JG Summit Capital Services Corporation and Subsidiaries	100.00	100.00
Express Holdings, Inc. and a Subsidiary	100.00	100.00
Multinational Finance Group Ltd.	100.00	100.00

Companies	Effective Percentage of Ownership 2002	2001
Petrochemicals		
JG Summit Petrochemical Corporation	80.00	80.00
Air Transportation		
Cebu Air, Inc.	100.00	49.00
Electronics and Supplementary Businesses		
Cambridge Electronics Corporation	100.00	100.00
Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

2. INVENTORIES

Inventories consist of:	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
Finished Goods	P 1,560,088	P 1,554,281
Work in process	467,258	382,025
Raw materials	1,911,546	1,968,974
Poultry and hog breeder stock, market stock and by-products	553,083	561,990
Spare parts, packaging materials and other supplies	2,057,981	1,841,344
Subd. land & condominium units held for sale	2,133,933	2,326,675
Materials in transit	1,383,782	1,589,414
	10,067,671	10,224,703
Allowance for obsolescence	69,638	42,960
	P 9,998,033	P 10,181,743

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed raw materials.

3. EQUIPMENT RELATED LIABILITY

This account consists of:		March 31, 2002 (Unaudited)		December 31, 2001 (Audited)
Suppliers' credit agreements with maturities from 2001 to 2007, at interest rates of 1.5% to 2% over 180-day London Interbank Offered Rate (LIBOR)	P	**12,978,087**	P	13,167,274
Suppliers' credit payable semi-annually up to 2002, at interest rate of 1.5% over 90-day LIBOR		**165,178**		156,049
		13,143,265		13,323,323
Less current portion		**2,635,964**		2,458,094
	P	**10,507,301**	P	10,865,229

4. LONG-TERM DEBT

Long-term debt is summarized as follows:

		March 31, 2002 (Unaudited)		December 31, 2001 (Audited)
Foreign currencies				
Convertible Bonds Due 2003 amounting to US$300 million with interest at a rate of 3 1/2%	P	**5,413,570**	P	5,476,504
US$200 million 8% Notes Due 2002		**5,965,713**		6,035,066
US$200 million 8.375% Notes Due 2004		**3,874,048**		3,919,084
US$100 million 8 3/8% Notes Due 2006		**2,751,304**		2,733,100
US$ 50 million Term Loan Facility Due 2006, put 04		**2,554,800**		2,584,500
US$ 52.3 million Floating Rate Note Due 2006		**2,672,321**		2,703,387
US$ 100 million 9.25% Notes Due 2006		**5,109,600**		-
Various borrowings from banks with maturities from 2001 to 2005, at interst rates of 1.5% to 2% over 180-day LIBOR		**3,072,969**		3,389,657
Various loans from foreign banks, payable in sixteen semi-annual installments at interest rates determined on a quarterly basis		**2,457,172**		2,482,746
		33,871,497		29,324,044
Philippine Pesos				
Capital lease obligation		**2,662,046**		2,747,123
Long-term commercial paper maturing 2001 and 2003. Interest payable quarterly at the rate agreed upon with the creditors		**1,500,000**		1,500,000
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations		**80,319**		80,319
		4,242,365		4,327,442
		38,113,862		33,651,486
Less current portion		**7,574,802**		8,040,790
	P	**30,539,060**	P	25,610,696

The exchange rate used to restate the foreign currency denominated long-term borrowings as of March 31, 2002 was P51.096:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at an average rate of P51.690:US$1.

5. Earnings Per Share

The following table presents information necessary to calculate EPS as of March 31, 2002 and 2001:

		2002		2001
Net income	P	**590,106**	P	691,331
Add interest expense on convertible bonds		**90,360**	P	65,675
Net income applicable to common stock	P	**680,466**	P	757,006
Weighted average number of common shares		**6,797,191,657**		6,797,191,657
Potential common shares on convertible bonds		**214,748,992**		286,043,492
Common and potential common shares from assumed conversion		**7,011,940,649**		7,083,235,149
Earnings per share				
Basic	P	0.09	P	0.10
Diluted	P	0.10	P	0.11

As of March 31, 2002 and 2001 the assumed conversion of convertible bonds is anti-dilutive.

6. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of March 31 is summarized as follows:

	REVENUES		ASSETS		NET ASSETS	
	2002	2001	**2002**	2001	**2002**	2001
Foods	P **5,541,813**	P 4,555,397	P **33,215,190**	P 28,328,267	P **15,499,307**	P 14,124,702
Telecom	**1,551,620**	1,413,006	**37,609,083**	34,512,745	**5,912,400**	5,819,834
Petrochemicals	**777,973**	877,142	**11,430,691**	11,433,779	**547,742**	1,475,800
Air transportation	**1,186,885**	-	**4,062,650**	-	**368,724**	213,180
Real estate & hotels	**779,290**	894,596	**18,545,165**	15,834,739	**9,539,611**	8,938,799
Textiles	**418,698**	418,883	**3,510,635**	3,539,775	**2,030,120**	1,797,199
Other supplementary business	**165,457**	241,050	**1,579,696**	1,503,747	**(68,973)**	(61,525)
Parent/International, capital & financial services	**1,306,543**	1,003,123	**52,782,374**	33,479,667	**19,837,205**	19,156,022
	P **11,728,279**	P 9,403,197	P **162,835,484**	P128,632,719	P **53,666,136**	P 51,464,011

7. APPROPRIATIONS

In April 2002, the Parent Company's Board of Directors, approved to appropriate P8.83 billion from its unrestricted retained earnings for the following:

Appropriation for JG Summit Philippines, Ltd. 02 Note under the Global Medium Term Note Program	P	7,327,316
Appropriation for Parent Compnay's long-term commercial papers maturing in 2003		1,500,000
	P	8,827,316